MANUALLY SIGNED

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE PRE-EFFECTIVE AMENDMENT NO. 2 TO THE FORM S-1 REGISTRATION STATEMENT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION



SEC MAIL
RECEIVED
PROCESSING
AUG 0 2 2006
WASH. D.C.
213
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1 TO THE

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS



06031750

Fox Chase Bancorp, Inc. (in organization)	0001359111
Exact name of registrant as specified in charter	Registrant CIK Number

Exhibit 99.1 to the Form S-1	333-134160
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

PROCESSED
AUG 0 9 2006
THOMSON
FINANCIAL

____
Name of Person Filing the Document
(If other than the Registrant)



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

0512

May 10, 2006


SEC MAIL PROCESSING SECTION
RECEIVED
AUG 0 2 2006
WASH., D.C.
213

Scott A. Brown
Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Re: Fox Chase Bancorp, Inc.
Incoming letter dated April 28, 2006

Dear Mr. Brown:

This letter is to inform you that your written request for a continuing hardship exemption, as provided in Rule 202 of Regulation S-T, has been

[X] Granted [ ] Denied

for the statistical information only of Exhibit 99.1, Valuation Appraisal Report to Form S-1. All written portions must be EDGARized. Please include the following notation at the top of your document, "In accordance with Rule 202 of Regulation S-T, this (specify document) is being filed in paper pursuant to a continuing hardship exemption" and also include a copy of this letter.

Sincerely,

for Herbert D. Scholl
EDGAR and Information Analysis
Division of Corporation Finance

Fox Chase Bancorp, Inc.

Updated Conversion Valuation Appraisal

July 19, 2006

Table of Contents
Fox Chase Bancorp, Inc.
Hatboro, Pennsylvania

List of Figures
Fox Chase Bancorp, Inc.
Hatboro, Pennsylvania

List of Exhibits
Fox Chase Bancorp, Inc.
Hatboro, Pennsylvania

Exhibit

Introduction

Fox Chase Bancorp, Inc. (the "Mid-tier"), is offering for sale shares of its common stock in connection with the reorganization of Fox Chase Bank (the "Bank") into the mutual holding company form of ownership. The shares being offered represent 43.6% of the shares of common stock of the Mid-tier that will be outstanding following the reorganization. The Mid-tier also intends to contribute 135,000 of the shares of the Mid-tier that will be outstanding following the reorganization, and $150,000 in cash to a charitable foundation established by the Fox Chase Bank. After the stock offering, over 50.0% of the Mid-tier outstanding shares of common stock will be owned by Fox Chase, MHC (the "MHC"), the proposed mutual holding company parent. The Mid-tier is the proposed holding company for the Bank. This report represents FinPro, Inc.'s ("FinPro") updated independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") of Fox Chase Bancorp, Inc. (hereafter referred to on a consolidated basis as the "Bank").

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 43.57% of the total shares will be sold to the depositors and public,
- 135,000 shares will be contributed to a charitable foundation,
- cash equal to $150,000 will be contributed to a charitable foundation,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $1.9 million at the midpoint,
- there will be an ESOP equal to 3.92% of the total shares outstanding funded internally, amortized over 15 years straight-line,
- there will be an MRP equal to 1.96% of the total shares outstanding, amortized over 5 years straight-line,
- there will be a Stock Option Plan equal to 10% of the total shares outstanding, expensed at $4.20 per option over 5 years straight-line,
- the tax rate is assumed at 34.00%, and
- the net proceeds will be invested at the one-year treasury rate of 4.82%, pre-tax.

It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing our report, we reviewed the Bank's audited financials for the years ended December 31, 2004 and December 31, 2005 and the unaudited financials for the three months ended March 31, 2006. We also reviewed the registration statement on Form S-1 as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank's Management and Board, Sandler O'Neill & Partners L.P. (the Bank's underwriter), and Muldoon Murphy and Aggugia LLP (the Bank's special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area's economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. Overview and Financial Analysis

GENERAL OVERVIEW

As of March 31, 2006, the Bank had $754.1 million in total assets, $655.9 million in deposits, $355.7 million in net loans and $63.3 million in equity. The following table shows the Bank's facilities as of March 31, 2006.

FIGURE 1 – CURRENT FACILITIES LIST

Location :	Year Opened	Owned/ Leased	Net Book Value as of 03/31/06	Date of Lease Expiration
Main Office:				
4390 Davisville Road Hatboro, Pennsylvania	1996	Owned	$ 2,222	N/A
Branch Offices:				
401 Rhawn Street Philadelphia, Pennsylvania	1956	Owned	610	N/A
815 Bustleton Pike Richboro, Pennsylvania	1985	Owned	553	N/A
1 Fitzwatertown Road Willow Grove, Pennsylvania	1995	Owned	409	N/A
1041 York Road Warminster, Pennsylvania	2000	Owned	904	N/A
921 West Avenue Ocean City, New Jersey	2000	Owned	524	N/A
6059 Black Horse Pike Egg Harbor Township, New Jersey	2000	Owned	923	N/A
5871 Lower York Road Lahaska, Pennsylvania	2004	Owned	1,518	N/A
8 U.S. Route 9 South Marmora, New Jersey	2006	Owned	1,606	N/A
Administrative Offices:				
1225 Industrial Boulevard Southampton, Pennsylvania	N/A	Owned	754	N/A
Other Properties:				
811 Bustleton Pike Richboro, Pennsylvania	N/A	Owned	52	N/A
Absecon, New Jersey	N/A	Owned	2,008	N/A
Pleasantville, New Jersey	N/A	Owned	489	N/A
67 Dowlin Forge Road Exton, Pennsylvania	N/A	Leased	N/A	2007

Source: Offering Prospectus

HISTORY AND OVERVIEW

Fox Chase Bank is a community-oriented financial institution dedicated to serving the financial service needs of consumers and businesses within its market area. Fox Chase Bank is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, its primary federal regulator, and the Federal Deposit Insurance Corporation, its deposit insurer. The Bank attracts deposits from the general public and has historically used such funds to originate one-to four-family residential real estate loans, construction and land development loans and consumer loans.

Recently, the Bank has begun to emphasize the origination of multifamily and commercial real estate loans, commercial business loans and construction loans in the Philadelphia metropolitan area and greater Delaware Valley, while eliminating the origination of higher risk acquisition, development and construction loans in the southern New Jersey shore area. At March 31, 2006, the Bank operated out of its main office in Hatboro, Pennsylvania and eight branch offices in Bucks, Montgomery and Philadelphia Counties, Pennsylvania and Atlantic and Cape May Counties, New Jersey. At March 31, 2006, the Bank had total assets of $754.1 million, deposits of $655.9 million and total equity of $63.3 million.

STRATEGIC DIRECTION

The Bank's mission is to become the leading relationship-based business and consumer bank in its market area by delivering financial products and services tailored to its clients' needs. After the reorganization, the Bank plans to continue its strategy of:

- pursuing opportunities to increase commercial lending in its primary market area;
- building profitable business and consumer relationships with an emphasis on growing transaction deposit accounts and deposit balances;
- increasing income by expanding our product offerings and continuing to emphasize customer service; and
- expanding the Bank's footprint and market presence through opening additional branch and loan production offices.

BALANCE SHEET TRENDS

The Bank's balance sheet decreased by $27.2 million, or 3.5%, from $781.3 million at December 31, 2005 to $754.1 million at March 31, 2006.

Equity has decreased $250 thousand from $63.5 million at December 31, 2005 to $63.3 million at March 31, 2006. The equity to assets ratio was 8.39% at March 31, 2006.

FIGURE 2 - ASSET AND RETAINED EARNINGS CHART


$1,000,000
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
Asset ($ in thousands)
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Equity ($ in thousands)
$649,989
$788,917
$821,118
$899,805
$754,050
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Mar-06
Assets
Equity

Source: Offering Prospectus

The following tables set forth certain information concerning the financial position of the Bank at the dates indicated.

FIGURE 3 - KEY BALANCE SHEET DATA

	At March 31,	At December 31,				
	2006	2005	2004	2003	2002	2001
Financial Condition Data:		$ in thousands				
Total assets	$ 754,050	$ 781,291	$ 899,805	$ 821,118	$ 788,917	$ 649,989
Cash and cash equivalents	27,254	46,086	43,722	32,022	46,129	40,775
Interest-earning time deposits	600	600	3,174	4,392	2,800	3,444
Securities available-for-sale	329,060	329,504	330,199	335,388	310,118	194,216
Securities held-to-maturity	-	-	-	-	-	2,008
Loans receivable net	355,729	366,393	482,606	414,438	410,139	388,507
Loans held for sale	2,704	357	-	-	-	-
Deposits	655,892	682,307	805,250	723,838	695,010	561,179
Advances from Federal Home Loan Bank	30,000	30,000	30,000	30,000	30,000	30,000
Total equity	63,271	63,521	59,190	62,331	58,760	53,388

Source: Offering Prospectus

FIGURE 4 - KEY RATIOS

Selected Financial Ratios and Other Data:	At or for the three months Ended March 31,		At or for the Years Ended December 31,				
	2006	2005	2005	2004	2003	2002	2001
Performance Ratios:							
Return on average assets	0.14%	0.53%	0.71%	-0.21%	0.59%	0.59%	0.33%
Return on average equity	1.68	8.28	9.50	(2.82)	7.64	7.45	3.71
Interest rate spread	1.86	2.09	1.78	1.92	1.61	2.19	1.95
Net interest margin	2.21	2.32	2.05	2.11	1.87	2.40	2.25
Noninterest expense to average assets	2.23	1.73	1.80	1.29	1.34	1.40	1.53
Efficiency ratio	93.86	69.95	83.94	56.34	59.96	56.49	72.80
Average interest-earning assets to average interest-bearing liabilities	110.18	106.30	109.08	107.69	109.68	106.30	106.63
Average equity to average assets	8.39	6.36	7.44	7.59	7.67	7.91	8.78
Capital Ratios:							
Tangible capital	8.72	6.88	8.40	6.66	7.54	7.24	8.14
Core capital	18.79	13.64	17.76	12.92	15.76	14.59	12.63
Total risk-based capital	20.06	14.92	19.02	14.17	16.29	15.13	12.86
Asset Quality Ratios:							
Allowance for loan losses as a percent of total loans	2.29	2.90	2.22	2.89	0.50	0.50	0.25
Allowance for loan losses as a percent of non-performing loans	186.82	3,451.08	163.90	997.99	159.29	158.45	197.37
Net charge-offs to average outstanding loans during the period	-	-	-	-	-	-	-
Non-performing loans as a percent of total loans	1.23	0.08	1.39	0.29	0.32	0.32	0.13
Other Data:							
Number of:							
Deposit Accounts	59,643	65,876	61,349	66,800	65,796	66,554	61,981
Offices	9	8	8	8	7	7	7

Source: Offering Prospectus

LOAN PORTFOLIO

The Bank's loan portfolio has decreased by $10.7 million from December 31, 2005 to March 31, 2006, and as a percent of assets, the loan portfolio has increased from 46.90% to 47.18%, respectively.

FIGURE 5 - NET LOANS RECEIVABLE CHART


$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
Loans receivable, net
$ in thousands
$388,507
$410,139
$414,438
$482,606
$366,393
$355,729
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Mar-06
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Net loans to assets ratio
Loans receivable, net
Net loans to assets

Source: Offering Prospectus

The loan portfolio has declined since December 31, 2004. The mix has shifted from 1-4 family loans to multi-family and commercial real estate and home equity loans.

FIGURE 6 - LOAN MIX AS OF MARCH 31, 2006

	At March 31,		At December 31,									
	2006		2005		2004		2003		2002		2001	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Types of loan:					(Dollars in thousand)							
Real estate loans:												
Single-family 1-4 units	$ 225,164	61.8%	$ 228,476	60.9%	$ 250,015	50.1%	$ 262,753	62.7%	$ 350,651	84.3%	$ 353,343	89.6%
Multi-family 5 and commercial	34,681	9.5%	32,923	8.8%	85,585	17.2%	57,495	13.7%	16,173	3.9%	5,276	1.3%
Real estate construction	22,466	6.2%	31,015	8.3%	92,210	18.5%	46,850	11.2%	-	0.0%	-	0.0%
Total real estate	282,311	77.5%	292,414	77.9%	427,810	85.8%	367,098	87.6%	366,824	88.2%	358,619	91.0%
Consumer loans:												
Home equity loans	67,357	18.5%	65,003	17.3%	49,154	9.9%	36,065	8.6%	34,585	8.3%	27,967	7.1%
Automobile loans	1,157	0.3%	1,280	0.3%	1,872	0.4%	1,439	0.3%	2,589	0.6%	3,936	1.0%
Lines of credit	13,465	3.7%	16,269	4.3%	18,249	3.7%	13,947	3.3%	11,314	2.7%	3,177	0.8%
Other	172	0.1%	188	0.1%	1,305	0.3%	438	0.1%	465	0.1%	363	0.1%
Total consumer loans	82,151	22.5%	82,740	22.0%	70,580	14.2%	51,889	12.4%	48,953	11.8%	35,443	9.0%
Commercial business	175	0.0%	175	0.1%	175	0.0%	175	0.0%	115	0.0%	115	0.0%
Total gross loans	364,637	100.0%	375,329	100.0%	498,565	100.0%	419,162	100.0%	415,892	100.0%	394,177	100.0%
Less:												
Deferred loan fees, net	(559)		(587)		(1,568)		(2,615)		(3,671)		(4,695)	
Allowance for loan losses	(8,349)		(8,349)		(14,391)		(2,109)		(2,082)		(975)	
Total loans, net	$ 355,729		$ 366,393		$ 482,606		$ 414,438		$ 410,139		$ 388,507	

Source: Offering Prospectus

Over half of the loan mix is 1-4 family residential. The remainder of the mix is diverse with the largest piece being home equity loans.

FIGURE 7 - LOAN MIX AT MARCH 31, 2006


Multi-family 5+ and commercial 9.5%
Real estate construction 6.2%
Lines of credit 3.7%
Automobile loans 0.3%
Home equity loans 18.5%
Other 0.0%
Single-family 1-4 units 61.8%

Source: Offering Prospectus

INVESTMENTS

The investment portfolio decreased slightly between December 31, 2005 and March 31, 2006.

FIGURE 8 - SECURITIES CHART


$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
$ in thousands
$196,224
$310,118
$335,213
$330,199
$329,504
$329,060
Securities HTM
Securities AFS
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Mar-06

Note: Securities designated AFS were shown at market value and securities designated HTM were shown at amortized cost.
Source: Offering Prospectus

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table provides the Bank's investment portfolio.

FIGURE 9 - INVESTMENT MIX

	At March 31,		At December 31,					
	2006		2005		2004		2003	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
Securities available-for-sale:								
Obligations of U.S. government agencies	$ 101,305	$ 99,972	$ 99,602	$ 98,308	$ 90,318	$ 89,252	$ 84,989	$ 84,847
State and political subdivisions	23,083	22,870	18,863	18,808	18,493	18,571	17,361	17,513
Mortgage-backed securities	201,232	198,475	189,698	187,721	185,263	185,178	176,414	176,474
Corporate debt securities	7,890	7,743	7,926	7,603	15,398	15,559	34,338	35,102
Mutual Funds	-	-	17,064	17,064	21,879	21,639	21,366	21,277
Total securities available-for-sale	$ 333,510	$ 329,060	$ 333,153	$ 329,504	$ 331,351	$ 330,199	$ 334,468	$ 335,213
Total securities	$ 333,510	$ 329,060	$ 333,153	$ 329,504	$ 331,351	$ 330,199	$ 334,468	$ 335,213

Source: Offering Prospectus

ASSET QUALITY

The Bank's level of nonperforming assets decreased in 2006. At March 31, 2006, nonperforming assets were $4.5 million, or 0.59% of total assets.

FIGURE 10 - ASSET QUALITY CHART



Nonperforming Assets
NPAs to Pd End Assets
NPLs, REO and other NPAs
$ in thousands
NPAs to Pd End Assets
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
$596
0.09%
$1,314
0.17%
$1,324
0.16%
$1,442
0.16%
$5,201
0.67%
$4,469
0.59%
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Mar-06

Source: Offering Prospectus

At March 31, 2006, the Bank's nonperforming loans to total loan ratio was 1.23% and the nonperforming assets to total assets ratio was 0.59%.

FIGURE 11 - NONPERFORMING LOANS

	At March 31,	At December 31,				
	2006	2005	2004	2003	2002	2001
	(Dollars in thousands)					
Non-accrual loans:						
Residential real estate:						
1-4 family	548	548	1,442	1,324	1,314	494
Multi-family and commercial real estate	2,972	2,972	-	-	-	-
Total non-accrual loans	3,520	3,520	1,442	1,324	1,314	494
Accruing loans which are contractually past due 90 days or more - multi-family and commercial real estate	949	1,574	-	-	-	-
Total	949	1,574	-	-	-	-
Total non-accrual and 90 days or more past due loans	4,469	5,094	1,442	1,324	1,314	494
Real estate owned	-	107	-	-	-	102
Total nonperforming assets	$ 4,469	$ 5,201	$ 1,442	$ 1,324	$ 1,314	$ 596
Non-accrual and 90 days or more past due loans as a percentage of total loans, net	1.23%	1.39%	0.29%	0.32%	0.32%	0.13%
Non-accrual and 90 days or more past due loans as a percentage of total assets	0.59%	0.65%	0.16%	0.16%	0.17%	0.08%
Non-performing assets as a percentage of total assets	0.59%	0.67%	0.16%	0.16%	0.17%	0.09%

Source: Offering Prospectus

The ALLL decreased $6.0 million from December 31, 2004 to March 31, 2006. The Bank's ALLL to loans ratio increased slightly from 2.22% at December 31, 2005 to 2.29% at March 31, 2006.

FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART


$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
ALLL
$ in thousands
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
ALLL to Loans
$975
$2,082
$14,391
$8,349
$8,349
ALLL
ALLL to Loans
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Mar-06

Source: Offering Prospectus

FUNDING COMPOSITION

Deposits have decreased $26.4 million from December 31, 2005 to March 31, 2006. Borrowings have remained constant since December 31, 2001.

FIGURE 13 - DEPOSIT AND BORROWING TREND CHART


$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
$ in thousands
$561,179
$695,010
$723,838
$805,250
$682,307
$655,892
$30,000
$30,000
$30,000
$30,000
$30,000
$30,000
Total Deposits
Borrowed Funds
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Mar-06

Source: Offering Prospectus

The following chart illustrates the Bank's deposit mix as of March 31, 2006. The largest portion of the deposit mix is certificates of deposit.

FIGURE 14 - DEPOSIT MIX


Noninterest-bearing demand accounts, 6%
NOW accounts, 13%
Money Market Accounts, 4%
Savings accounts, 11%
Certificate of deposit, 67%

Source: Offering Prospectus

ASSET/LIABILITY MANAGEMENT

The following chart provides the net portfolio value sensitivity in various interest rate shock scenarios.

FIGURE 15 – INTEREST RATE RISK

	Estimated Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets	
Change in Interest Rates	$ Amount	$ Change	% Change	NPV Ratio	BP Change
(basis points)		(Dollars in thousands)			
+300bp	52,483	(27,168)	-34.00%	7.03%	(299)
+200bp	62,422	(17,229)	-22.00%	8.18%	(184)
+100bp	71,849	(7,802)	-10.00%	9.22%	(80)
0bp	79,651	-	0.00%	10.02%	-
-100bp	81,956	2,305	3.00%	10.17%	15
-200bp	76,637	(3,014)	-4.00%	9.47%	(55)

Source: Offering Prospectus

NET WORTH AND CAPITAL

At March 31, 2006 the Bank had capital in excess of the minimum requirements for all capital ratios.

FIGURE 16 - CAPITAL ANALYSIS

Bank Level Regulatory Capital Position	At March 31, 2006		
		Amount ($000's)	Percentage of Assets
GAAP Capital	$	63,271	8.39%
Tier 1 (Core) Capital (to Average Assets)			
Capital Level	$	66,179	8.72%
Requirement		30,357	4.00%
Excess	$	35,822	4.72%
Tier 1 (Core) Capital (to Risk-Weighted Assets)			
Capital Level	$	66,179	8.72%
Requirement		30,357	4.00%
Excess	$	35,822	4.72%
Total Capital (to Risk-Weighted Assets)			
Capital Level	$	70,631	20.06%
Requirement		28,172	8.00%
Excess	$	42,459	12.06%

Source: Offering Prospectus

PROFITABILITY TRENDS

The Bank's annual net income increased between the twelve months ended December 31, 2001 and the twelve months ended December 31, 2003. The increase during this time period was primarily a function of rising net interest income and noninterest income. Noninterest expense and income tax expense also increased to a lesser extent.

The Bank posted a $1.9 million net loss during the twelve months ended December 31, 2004. The loss was primarily a function of a $12.3 million posting of provision expense. The Bank posted a $6.0 million profit for the twelve months ended December 31, 2005. During the twelve months ended December 31, 2005, the Bank recaptured $6.0 million in provision expense. The change in net income/(loss) between the 2004 and 2005 fiscal years was primarily attributable to the $18.3 million change in provision expense. Additionally, between the twelve months ended December 31, 2004 and the twelve months ended December 31, 2005, net interest income declined $969 thousand, noninterest income declined $1.1 million, noninterest expense rose $3.9 million and provision for income tax expense rose $4.6 million.

For the three months ended March 31, 2006 compared to three months ended March 31, 2005, net income declined $899 thousand or 77.04%. The decline was primarily attributable to a decline in net interest income of $939 thousand and an increase in noninterest expense of $398 thousand. These factors were partially offset by a $454 thousand decline in provision for income tax expense.

FIGURE 17 - NET INCOME CHART


$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
($1,000)
($2,000)
($3,000)
$ in thousands
$1,975
$4,200
$4,791
($1,888)
$5,960
$1,167
$268
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Mar-05
Mar-06
For the Twelve Months Ended
For the Three Months Ended

Source: Offering Prospectus

There are numerous factors impacting the Bank's profitability over the past year. The following table provides FinPro's calculation of the Bank's core net income for the twelve months ended December 31, 2005 and for the three months and the twelve months ended March 31, 2006.

FIGURE 18 – CORE NET INCOME CALCULATION

Unaudited	For the Twelve Months Ended December 31, 2005	For the Three Months Ended March 31, 2006	For the Twelve Months Ended March 31, 2006
		($000's)	
Net Income as Reported	$ 5,960	$ 268	$ 5,061
Pre-Tax Adjustments:			
Recapture of excess ALLL	(6,025)	-	(6,025)
Gain on sale of foreclosed assets	(6)	(85)	(85)
Loss on sale of fixed assets	161	-	161
Gain on sale of MBS	(108)	-	(108)
Loss/impairment on sale of fixed assets	917	17	993
Total Adjustments	(5,061)	(68)	(5,064)
Tax Impact (34%)	(1,721)	(23)	(1,722)
After-Tax Adjustments	(3,340)	(45)	(3,342)
Core Net Income	$ 2,620	$ 223	$ 1,719
Core ROAA	0.31%	0.12%	0.21%
Core ROAE	4.18%	0.47%	2.66%

Source: Offering Prospectus and discussions with Bank Management

The net interest spread and margin decreased between the three months ended March 31, 2006 and the three months ended March 31, 2005. The decrease is attributable to a higher cost of interest bearing liabilities, which was partially offset by a higher yield on earning assets.

FIGURE 19 - AVERAGE YIELDS AND COSTS

	Three Months Ended March 31,					
	2006			2005		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
Interest-earning assets:						
Interest-earning demand deposits	$ 21,781	$ 263	4.83%	$ 28,293	$ 182	2.57%
Mortgage-backed securities	193,958	1,886	3.89%	183,011	1,434	3.13%
Taxable securities	124,472	1,103	3.54%	130,357	1,056	3.24%
Nontaxable securities	21,346	206	3.86%	18,493	189	4.09%
Loans	369,771	5,425	5.87%	495,208	7,328	5.92%
Allowance for loan losses	(8,349)	-		(12,724)	-	
Net loans	361,422	-		482,484	-	
Total interest-earning assets	$ 722,979	$ 8,883	4.86%	$ 842,638	$ 10,189	4.76%
Noninterest-earning assets	38,783			43,159		
Total assets	$ 761,762	8,883		$ 885,797		
Interest-bearing liabilities:						
NOW and money market deposit accounts	$ 108,924	$ 381	1.42%	$ 167,884	$ 618	1.49%
Savings accounts	77,094	134	0.70%	90,321	204	0.92%
Certificates of deposit	440,144	3,970	3.66%	504,472	4,030	3.24%
Total interest-bearing deposits	626,162	4,485	2.90%	762,677	4,852	2.58%
FHLB advances	30,000	366	4.88%	30,000	366	4.88%
Total interest-bearing liabilities	656,162	4,851	3.00%	792,677	5,218	2.67%
Noninterest-bearing liabilities	33,379			31,475	-	
Other non-interest bearing liabilities	8,329			5,270		
Total liabilities	697,870			829,422	5,218	
Retained earnings	66,188			57,748		
Accumulated comprehensive income	(2,296)			(1,373)		
Total equity	63,892			56,375		
Total liabilities and equity	$ 761,762			$ 885,797		
Net interest income before provision for loan losses		$ 4,032			$ 4,971	
Interest rate spread			1.86%			2.09%
Net interest margin			2.21%			2.32%
Ratio of average interest-earning assets to average Interest-bearing liabilities			110.18%			106.30%

Source: Offering Prospectus

Net interest margin increased 15 basis points between the twelve month period ended December 31, 2001 and the twelve month period ended December 31, 2002, only to decrease 53 basis points for the twelve months ended December 31, 2003. Net margin increased 24 basis points between the twelve months ended December 31, 2003 and the twelve months ended December 31, 2004, but decreased 6 basis points between the twelve months ended December 31, 2004 and the twelve months ended December 31, 2005.

The net interest spread and margin both decreased between the three months ended March 31, 2005, and the three months ended March 31, 2006.

FIGURE 20 - SPREAD AND MARGIN CHART


3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2.25%
2.40%
1.87%
2.11%
2.05%
2.32%
2.21%
1.95%
2.19%
1.61%
1.92%
1.78%
2.09%
1.86%
Spread
Margin
For the Twelve Months Ended
For the Three Months Ended
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Mar-05
Mar-06

Source: Offering Prospectus

The Bank's annual net income increased between the twelve months ended December 31, 2001 and the twelve months ended December 31, 2003. The increase during this time period was primarily a function of rising net interest income and noninterest income. Noninterest expense and income tax expense also increased to a lesser extent.

The Bank posted a $1.9 million net loss during the twelve months ended December 31, 2004. The loss was primarily a function of a $12.3 million posting of provision expense. The Bank posted a $6.0 million profit for the twelve months ended December 31, 2005. During the twelve months ended December 31, 2005, the Bank recaptured $6.0 million in provision expense. The change in net income/(loss) between the 2004 and 2005 fiscal years was primarily attributable to the $18.3 million change in provision expense. Additionally, between the twelve months ended December 31, 2004 and the twelve months ended December 31, 2005, net interest income declined $969 thousand, noninterest income declined $1.1 million, noninterest expense rose $3.9 million and provision for income tax expense rose $4.6 million.

For the three months ended March 31, 2006 compared to three months ended March 31, 2005, net income declined $889 thousand or 77.04%. The decline was primarily attributable to a decline in net interest income of $939 thousand and an increase in noninterest expense of $398 thousand. These factors were partially offset by a $454 thousand decline in provision for income tax expense.

FIGURE 21 - INCOME STATEMENT TRENDS

	For the Three Months Ended March 31,		For the Years Ended December 31,				
	2006	2005	2005	2004	2003	2002	2001
Selected Operating Data:	$ in thousands						
Interest income	$ 8,883	$ 10,189	$ 37,601	$ 37,566	$ 35,533	$ 39,607	$ 39,014
Interest expense	4,851	5,218	20,697	19,693	20,662	23,031	25,905
Net interest income	4,032	4,971	16,904	17,873	14,871	16,576	13,109
Provision for loan losses	-	-	(6,025)	12,282	30	1,107	456
Net interest income after provision for loan losses	4,032	4,971	22,929	5,591	14,841	15,469	12,653
Other income	428	444	1,214	2,279	3,405	1,149	(335)
Other expense	4,186	3,788	15,208	11,353	10,958	10,013	9,300
Income (loss) before income taxes	274	1,627	8,935	(3,483)	7,288	6,605	3,018
Provision (benefit) for income taxes	6	460	2,975	(1,595)	2,497	2,405	1,043
Net earnings	$ 268	$ 1,167	$ 5,960	$ (1,888)	$ 4,791	$ 4,200	$ 1,975

Source: Offering Prospectus

Between the fiscal years ended 2001 through 2005 ROAA and ROAE fluctuated. The fiscal year ended December 31, 2004 was adversely affected by a $12.3 million posting of provision expense. The fiscal year ended December 31, 2005 was positively affected by a $6.0 million recovery of provision expense.

The Bank's core ROAA and ROAE for the three month period ended March 31, 2006 were 0.12% and 0.47%, respectively. These core profitability ratios represent a decrease from the ROAA and ROAE for the three month period ended March 31, 2006.

FIGURE 22 - PROFITABILITY TREND CHART


ROAA
0.80%
0.60%
0.40%
0.20%
0.00%
-0.20%
-0.40%
ROAE
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
-2.00%
-4.00%
ROAA
ROAE
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Mar-05
Mar-06
For the Twelve Months Ended
For the Three Months Ended

Source: Offering Prospectus

LEGAL PROCEEDINGS

On April 28, 2006, Gregory S. Cipa, the former President and Chief Executive Officer of Fox Chase Bank, filed a complaint against Fox Chase Bank in the Civil Division of the Court of Common Pleas of Bucks County, Pennsylvania. In the complaint, Mr. Cipa seeks payment of amounts he states he is owed under various compensation arrangements he claims were in place with Fox Chase Bank. Mr. Cipa seeks monetary damages the amount of which is unspecified but is stated to be in excess of $50,000 to be determined at trial and the payment of attorneys' fees and litigation costs. On May 23, 2006, Fox Chase answered the complaint and filed a counterclaim. Mr. Cipa answered the counterclaim on June 9, 2006. Fox Chase Bank believes this action is without merit and intends to vigorously pursue this action.

SUBSIDIARIES

Fox Chase Bank's only active subsidiary is Fox Chase Financial, Inc., which was formed in February 1999. As a Delaware-chartered corporation investment company, Fox Chase Financial's purpose is to manage abd hold investment securities.

ORDER TO CEASE AND DESIST

In 2003, then-current management determined to emphasize multi-family and commercial real estate lending and construction lending, primarily in the southern New Jersey shore area where it had opened branch offices. However, due to a lack of expertise in these types of lending and a relative unfamiliarity with the market area, these loans were not properly underwritten, including receiving inadequate documentation, and, as a result, many of these loans were criticized or classified in accordance with regulatory guidelines. Additionally, the Bank failed to adopt a risk rating system and update its allowance for loan losses policy to account for the new types of loans that were being originated. Further, management failed to properly review and classify the new types of loans. This type of lending and the absence of adequate underwriting, credit and collection policies and internal controls contributed to the issuance by the Office of Thrift Supervision of a Cease and Desist Order, which the Bank consented to on June 6, 2005.

The Cease and Desist Order cited the following violations of Office of Thrift Supervision laws and regulations:

- failure to maintain adequate real estate lending policies, as such policies did not provide prudent underwriting standards or administration procedures;
- loans that were originated in excess of the institution's loans-to-one-borrower lending limit;
- failure to adequately evaluate and classify its assets on a regular basis and failure to establish adequate valuation allowance on such classified assets;
- failure to file accurate regulatory reports, including Office of Thrift Supervision Thrift Financial Report and Suspicious Activity Reports;
- failure to adhere to the requirements of Regulation O regarding extensions of credits to insiders of the institution;
- failure to adhere to agency real estate appraisal standards; and
- failure to provide the required certification on the Office of Thrift Supervision Thrift Financial Reports by officers and directors.

As part of this order, the Office of Thrift Supervision ordered the Bank to discontinue a number of practices, and specifically ordered the Bank to take certain actions. The Bank was ordered to:

- discontinue originating certain loans;
- restrict asset growth;
- hire a new chief executive officer;
- improving the board's oversight over lending and risk exposure;
- developing a new business plan;
- improving the loan underwriting and appraisal policies, loans-to-one borrower compliance and internal asset review procedures;
- enhancing the credit administration, board management and governance;
- providing the Office of Thrift Supervision with quarterly progress reports; and review and analyze the loan portfolio
- and, as appropriate, review the allowance for loan losses.

Since the issuance of the Order to Cease and Desist, management believes that the Bank has complied with all directives contained in the Order. The following lists all material actions the Bank has taken to comply with the Order:

- hired new senior management;
- appointed six new non-employee directors to the board, established new committees and adopted new corporate governance policies, including a code of ethics;
- adopted detailed and more stringent lending and interest rate risk policies, specifically with regard to policies and procedures for the determination of the allowance for loan losses, real estate underwriting and appraisal policies and procedures and credit administration;
- developed a new three-year strategic plan, which requires the Bank to improve its capital position and our earnings capability, which contemplates this mutual holding company reorganization and stock offering.

As a result of the Bank's efforts, effective June 28, 2006, the Order to Cease and Desist was rescinded.

2. Market Area Analysis

The following tables provide deposit and demographic data for the Counties of Bucks, Montgomery, Philadelphia, Cape May and Atlantic.

FIGURE 23 – DEPOSIT AND DEMOGRAPHIC DATA FOR BUCKS COUNTY

Market: Bucks, PA — Deposit Data as of 6/30/2005

Deposits Summary
(Deposit data in $000)

	6/2001	6/2002	6/2003	6/2004	6/2005	CAGR(%)
Bank Deposits	5,700,874	6,359,368	7,410,394	8,041,391	8,573,364	10.74
Thrift Deposits	1,484,807	1,636,240	1,836,495	1,660,732	1,838,161	5.48
Savings Bank Deposits	581,172	632,184	686,760	751,197	695,344	4.59
Credit Union Deposits	731,311	781,651	830,638	849,450	855,194	3.99
Total Deposits	7,766,853	8,627,792	9,933,649	10,453,320	11,106,869	9.35
Weighted Deposits	7,766,853	8,627,792	9,933,649	10,453,320	11,106,869	9.35

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2005	Projected 2010	% Change 2000-2005	% Change 2005-2010
Total Population:	597,635	622,564	646,658	4.17	3.87
0-14 Age Group (%):	21	20	20	-0.03	-0.48
15-34 Age Group (%):	24	23	23	-0.51	3.24
35-54 Age Group (%):	33	33	32	2.90	1.32
55+ Age Group (%):	22	24	26	15.45	11.66
Total Households:	218,725	232,115	243,352	6.12	4.84
$0-24K Households (%):	16	12	9	-22.34	-22.94
$25-50K Households (%):	25	19	14	-16.65	-22.26
$50K+ Households (%):	60	69	77	23.12	17.11
Average Household Income:	73,983	92,990	117,909	25.69	26.80
Median Household Income:	59,726	73,522	89,443	23.10	21.65
Per Capita Income:	*27,430*	*34,847*	*44,560*	*27.04*	*27.87*

Source: ESRI

Source: SNL Securities

FIGURE 24 – DEPOSIT AND DEMOGRAPHIC DATA FOR MONTGOMERY COUNTY

Market: Montgomery, PA — Deposit Data as of 6/30/2005

Deposits Summary
(Deposit data in $000)

	6/2001	6/2002	6/2003	6/2004	6/2005	CAGR(%)
Bank Deposits	10,208,934	10,716,936	12,702,898	14,194,530	15,604,708	11.19
Thrift Deposits	2,606,875	2,831,424	2,191,595	1,621,835	1,893,091	-7.69
Savings Bank Deposits	503,544	549,603	807,135	939,719	327,149	-10.22
Credit Union Deposits	579,158	656,651	752,187	774,042	806,172	8.62
Total Deposits	13,319,353	14,097,963	15,701,628	16,756,084	17,824,948	7.56
Weighted Deposits	13,319,353	14,097,963	15,701,628	16,756,084	17,824,948	7.56

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2005	Projected 2010	% Change 2000-2005	% Change 2005-2010
Total Population:	750,097	775,046	798,024	3.33	2.96
0-14 Age Group (%):	20	20	19	0.59	-1.40
15-34 Age Group (%):	24	23	23	-1.67	1.89
35-54 Age Group (%):	31	31	31	2.90	1.83
55+ Age Group (%):	24	26	27	11.27	8.62
Total Households:	286,098	300,017	310,675	4.87	3.55
$0-24K Households (%):	16	12	8	-23.96	-24.95
$25-50K Households (%):	24	19	14	-17.22	-25.00
$50K+ Households (%):	60	69	78	21.32	16.13
Average Household Income:	79,813	101,694	131,989	27.42	29.79
Median Household Income:	60,868	75,725	94,128	24.41	24.30
Per Capita Income:	30,898	39,711	51,754	28.52	30.33

Source: ESRI

Source: SNL Securities

FIGURE 25 – DEPOSIT AND DEMOGRAPHIC DATA FOR PHILADELPHIA COUNTY

Market: Philadelphia, PA — Deposit Data as of 6/30/2005

Deposits Summary
(Deposit data in $000)

	6/2001	6/2002	6/2003	6/2004	6/2005	CAGR(%)
Bank Deposits	21,882,516	22,157,254	24,377,204	25,006,160	28,713,152	7.03
Thrift Deposits	2,764,766	2,994,754	2,932,116	3,314,220	6,115,874	21.96
Savings Bank Deposits	1,023,395	1,061,130	1,085,059	1,059,172	534,612	-14.98
Credit Union Deposits	2,379,344	2,804,525	3,153,087	3,425,056	3,613,036	11.01
Total Deposits	25,670,677	26,213,138	28,394,379	29,379,552	35,363,638	8.34
Weighted Deposits	25,670,677	26,213,138	28,394,379	29,379,552	35,363,638	8.34

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2005	Projected 2010	% Change 2000-2005	% Change 2005-2010
Total Population:	1,517,550	1,484,645	1,461,195	-2.17	-1.58
0-14 Age Group (%):	21	20	19	-6.07	-7.64
15-34 Age Group (%):	30	30	30	-2.71	-2.02
35-54 Age Group (%):	27	27	27	0.02	-3.35
55+ Age Group (%):	22	23	25	-0.32	6.55
Total Households:	590,071	584,809	579,302	-0.89	-0.94
$0-24K Households (%):	42	35	31	-16.13	-14.55
$25-50K Households (%):	29	28	24	-5.40	-13.32
$50K+ Households (%):	29	37	45	25.42	21.47
Average Household Income:	41,525	50,876	63,333	22.52	24.49
Median Household Income:	30,781	36,853	44,292	19.73	20.19
Per Capita Income:	16,509	20,499	25,623	24.17	25.00

Source: ESRI

Source: SNL Securities

FIGURE 26 – DEPOSIT AND DEMOGRAPHIC DATA FOR CAPE MAY COUNTY

Market: Cape May, NJ — Deposit Data as of 6/30/2005

Deposits Summary
(Deposit data in $000)

	6/2001	6/2002	6/2003	6/2004	6/2005	CAGR(%)
Bank Deposits	940,511	915,628	928,792	994,708	1,053,717	2.88
Thrift Deposits	443,231	552,289	667,483	703,756	743,771	13.82
Savings Bank Deposits	506,498	568,658	612,841	648,706	688,286	7.97
Credit Union Deposits	621	661	0	0	0	-100.00
Total Deposits	1,890,240	2,036,575	2,209,116	2,347,170	2,485,774	7.09
Weighted Deposits	1,890,240	2,036,575	2,209,116	2,347,170	2,485,774	7.09

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2005	Projected 2010	% Change 2000-2005	% Change 2005-2010
Total Population:	102,326	112,796	126,200	10.23	11.88
0-14 Age Group (%):	18	17	15	-1.13	3.10
15-34 Age Group (%):	21	21	22	13.04	14.92
35-54 Age Group (%):	29	28	27	6.54	6.09
55+ Age Group (%):	32	34	36	18.43	19.08
Total Households:	42,148	47,109	53,165	11.77	12.86
$0-24K Households (%):	29	25	22	-2.35	-1.58
$25-50K Households (%):	30	28	25	4.02	2.99
$50K+ Households (%):	41	47	53	27.25	26.40
Average Household Income:	57,755	67,949	80,698	17.65	18.76
Median Household Income:	41,660	46,862	52,822	12.49	12.72
Per Capita Income:	24,172	28,750	34,362	18.94	19.52

Source: ESRI

Source: SNL Securities

FIGURE 27 – DEPOSIT AND DEMOGRAPHIC DATA FOR ATLANTIC COUNTY

Market: Atlantic, NJ — Deposit Data as of 6/30/2005

Deposits Summary
(Deposit data in $000)

	6/2001	6/2002	6/2003	6/2004	6/2005	CAGR(%)
Bank Deposits	2,338,281	2,760,609	2,978,706	3,205,546	4,100,508	15.08
Thrift Deposits	147,672	206,779	271,872	357,678	375,969	26.32
Savings Bank Deposits	289,470	109,585	121,204	123,573	128,009	-18.45
Credit Union Deposits	100,600	120,245	133,116	137,860	135,717	7.77
Total Deposits	2,775,423	3,076,973	3,371,782	3,686,797	4,604,486	13.49
Weighted Deposits	2,775,423	3,076,973	3,371,782	3,686,797	4,604,486	13.49

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2005	Projected 2010	% Change 2000-2005	% Change 2005-2010
Total Population:	252,552	270,524	290,677	7.12	7.45
0-14 Age Group (%):	21	20	19	2.20	0.10
15-34 Age Group (%):	25	25	26	5.72	11.55
35-54 Age Group (%):	31	30	29	6.12	3.14
55+ Age Group (%):	23	24	26	14.67	14.82
Total Households:	95,024	102,009	109,710	7.35	7.55
$0-24K Households (%):	26	23	21	-5.41	-5.04
$25-50K Households (%):	30	28	26	-1.29	-0.16
$50K+ Households (%):	44	49	54	21.05	17.85
Average Household Income:	54,678	63,129	72,323	15.46	14.56
Median Household Income:	43,991	49,020	53,594	11.43	9.33
Per Capita Income:	21,034	24,188	27,691	14.99	14.48

Source: ESRI

Source: SNL Securities

3. Comparisons with Publicly Traded Thrifts

INTRODUCTION

This section presents an analysis of the Bank's operations against a selected group ("Comparable Group") of publicly traded Mutual Holding Companies ("MHCs"). The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate aggregate adjustment for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank's to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

Based upon our experience, FinPro has determined that MHCs trade at materially different levels relative to fully converted thrifts due to the unique ownership structure. The primary differences between MHCs and fully converted institutions are that MHCs contain a minority interest and have the potential for a second step. In addition, MHCs have the potential for a remutualization transaction. Due to these differences, MHC trading multiples are substantially different from fully converted trading multiples. FinPro concluded that the appropriate Comparable Group should be comprised of liquidly traded MHCs.

As of the date of this updated appraisal, there are a total of 67 MHCs nationally. There are 38 traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

To begin the screening process, FinPro eliminated the 11 MHCs located outside of the Northeast Region.

FinPro excluded institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full year's benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward, respectively. As such, the 10 institutions that converted after March 31, 2005 were eliminated.

Of the remaining 17, FinPro then eliminated 3 of the institutions with assets in excess of $2.0 billion as these entities have greater financial and managerial resources and a broader branch network and 3 of the institutions with assets less than $350 million as they have less financial and managerial resources and a smaller branch network. FinPro also eliminated Westfield as it is undertaking a full second step conversion and it stock price increased dramatically upon the announcement.

This results in a total of 10 Comparables. FinPro review the recent performance and news releases of these 10 companies and determined that all 10 were acceptable Comparables.

FIGURE 28 - COMPARABLE GROUP

		Corporate				
Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date
	Comparable Thrift Data					
ABBC	Abington Community Bancorp, Inc. (MHC)	NASDAQ	Jenkintown	PA	13	12/17/2004
BCSB	BCSB Bankcorp, Inc. (MHC)	NASDAQ	Baltimore	MD	18	07/08/1998
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	Clifton	NJ	10	03/04/2004
ALLB	Greater Delaware Valley Savings Bank (MHC)	NASDAQ	Broomall	PA	9	03/03/1995
NVSL	Naugatuck Valley Financial Corp. (MHC)	NASDAQ	Naugatuck	CT	6	10/01/2004
OSHC	Ocean Shore Holding Company (MHC)	NASDAQ	Ocean City	NJ	7	12/22/2004
ONFC	Oneida Financial Corp. (MHC)	NASDAQ	Oneida	NY	10	12/30/1998
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	NASDAQ	Philadelphia	PA	6	03/30/2005
PSBH	PSB Holdings, Inc. (MHC)	NASDAQ	Putnam	CT	6	10/05/2004
SIFI	SI Financial Group Inc. (MHC)	NASDAQ	Willimantic	CT	18	10/01/2004
	Fox Chase Bank		Hatboro	PA	9	

BASIS FOR COMPARISON

MHCs have different percentages of minority ownership. In order to adjust for this factor, all of the Comparables' pricing multiples are represented as if the MHC undertook a second step, based upon standardized assumptions. These multiples will be referred to as "fully converted" pricing multiples.

OVERVIEW OF THE COMPARABLES

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of conversion

1. Asset Size The Comparable Group should have a similar asset size to the Bank. The Comparable Group ranged in size from $366.2 million to $855.4 million in total assets with a median of $503.7 million. The Bank's asset size was $754.1 million as of March 31, 2006. On a pro forma basis, the Bank's assets are projected to be $794.3 million at the midpoint of the estimated value range.

2. Profitability The Comparable Group had a median core ROAA of 0.56% and a median core ROAE of 4.00% for the last twelve months. The Comparable Group profitability measures had a dispersion about the mean for the core ROAA measure ranging from a low of (0.01%) to a high of 0.87%, while the ROAE measure ranged from a low of (0.17%) to a high of 6.81%. The Bank had a core ROAA of 0.21% and a core ROAE of 2.68% for the twelve months ended March 31, 2006. On a pro forma basis, the Bank's core ROAA and core ROAE are 0.25% and 1.84%, respectively.

3. Capital Level The Comparable Group had a median equity to assets ratio of 12.19% with a high of 23.69% and a low of 4.92%. At March 31, 2006, the Bank had an equity to assets ratio of 8.39%. On a pro forma basis, at the midpoint, the Bank would have an equity to assets ratio of 13.03%.

4. Balance Sheet Mix At March 31, 2006, the Bank had a net loan to asset ratio of 47.18%. The median loan to asset ratio for the Comparables was 57.75%, ranging from a low of 43.06% to a high of 75.62%. On the liability side, the Bank's deposit to asset ratio was 86.98% at March 31, 2006 while the Comparable median was 72.19%, ranging from 59.97% to 76.82%. The Bank's borrowing to asset ratio of 3.98% is below the Comparable median of 15.04%.

5. Operating Strategy An institution's operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investor's general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, those completed on or after March 31, 2005, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

The following table represents key financial indicators for the Bank and the Comparable Group.

FIGURE 29 - KEY FINANCIAL INDICATORS

	The Bank at or for the Twelve Months Ended 3/31/06	Comparable Group Median Last Twelve Months
Balance Sheet Data		
Gross Loans to Deposits	55.51	76.74
Total Net Loans to Assets	47.18	57.75
Securities to Assets	43.64	31.58
Deposits to Assets	86.98	72.19
Borrowed Funds to Assets	3.98	15.04
Balance Sheet Growth		
Asset Growth Rate	(14.30)	3.49
Loan Growth Rate	(26.30)	17.11
Deposit Growth Rate	(17.10)	3.58
Capital		
Equity to Assets	8.39	12.19
Tangible Equity to Tangible Assets	8.39	10.98
Intangible Assets to Equity	-	0.21
Regulatory Core Capital to Assets	8.72	9.76
Equity + Reserves to Assets	9.50	12.60
Asset Quality		
Non-Performing Loans to Loans	1.23	0.04
Reserves to Non-Performing Loans	186.82	609.03
Non-Performing Assets to Assets	0.59	0.03
Non-Performing Assets to Equity	7.06	0.23
Reserves to Loans	2.29	0.65
Reserves to Non-Performing Assets + 90 Days Del.	186.82	426.30
Profitability		
Return on Average Assets	0.61	0.58
Core Return on Average Assets	0.21	0.56
Return on Average Equity	7.91	4.13
Core Return on Average Equity	2.68	4.00
Income Statement		
Yield on Average Earning Assets	4.59	5.43
Cost of Average Interest Bearing Liabilities	2.86	2.69
Net Interest Spread	1.72	2.73
Net Interest Margin	2.02	2.94
Noninterest Income to Average Assets	0.15	0.39
Noninterest Expense to Average Assets	1.93	2.38
Efficiency Ratio	95.14	76.64
Overhead Ratio	94.76	67.91

Source: The Bank's Offering Circular, FinPro calculations and SNL Securities

4. Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. The adjustment factors are subjectively assessed using the appraiser's knowledge and expertise and an aggregate adjustment is determined. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

- Financial Condition
- Balance Sheet Growth
- Earnings Quality, Predictability and Growth
- Market Area
- Cash Dividends
- Liquidity of the Issue
- Recent Regulatory Matters

Adjustments for Other Factors:

- Management
- Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. The adjustment, up or down, to the Comparable Group median multiple values is made based on the comparison of the Bank to the Comparable Group.

FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.

FIGURE 30 - KEY BALANCE SHEET DATA

		Key Financial Data for the Most Recent Period End					
Ticker	**Short Name**	**Total Assets ($000)**	**Loans/ Deposits (%)**	**Loans/ Assets (%)**	**Securities/ Assets (%)**	**Deposits/ Assets (%)**	**Borrowings/ Assets (%)**
	Comparable Thrift Data						
ABBC	Abington Community Bancorp, Inc. (MHC)	855,442	103.60	62.13	29.68	59.97	25.34
BCSB	BCSB Bankcorp, Inc. (MHC)	808,679	75.85	57.41	34.69	75.69	18.46
CSBK	Clifton Savings Bancorp, Inc. (MHC)	834,880	70.80	48.50	46.91	68.51	6.93
ALLB	Greater Delaware Valley Savings Bank (MHC)	391,135	75.63	58.09	32.50	76.82	13.42
NVSL	Naugatuck Valley Financial Corp. (MHC)	366,153	103.93	72.42	18.28	69.69	15.43
OSHC	Ocean Shore Holding Company (MHC)	556,813	98.92	75.09	15.79	75.91	12.12
ONFC	Oneida Financial Corp. (MHC)	426,231	77.63	55.51	30.65	71.51	14.87
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	450,676	56.83	43.26	52.31	76.12	3.06
PSBH	PSB Holdings, Inc. (MHC)	429,749	63.84	43.06	49.84	67.44	20.24
SIFI	SI Financial Group Inc. (MHC)	723,787	103.77	75.62	17.63	72.87	15.20
	Average	584,355	83.08	59.11	32.83	71.45	14.51
	Median	503,745	76.74	57.75	31.58	72.19	15.04
	Maximum	855,442	103.93	75.62	52.31	76.82	25.34
	Minimum	366,153	56.83	43.06	15.79	59.97	3.06
	Fox Chase Bank	754,050	55.51	47.18	43.64	86.98	3.98
	Variance to the Comparable Median	250,306	(21.23)	(10.57)	12.06	14.79	(11.06)

Sources: SNL and Offering Circular Data, FinPro Computations

Asset Size – The Bank, at $754.1 million, is larger than the Comparable Group median of $503.7 million. At the pro forma midpoint of the offering range, the Bank is expected to have assets of $794.3 million.

Asset Composition - The Bank's net loans to assets ratio of 47.18% is below the Comparable Group median of 57.75%. The Bank has a higher level of securities as a percentage of assets.

Funding Mix – The Bank funds itself through deposits, 86.98% of assets and borrowings, 3.98% of assets. The Comparable Group has a deposits to assets ratio of 72.19% and a borrowing to asset ratio of 15.04%.

Cash Liquidity - The cash liquidity of the Bank and the Comparable Group appear to be sufficient to meet funding requirements and regulatory guidelines.

Interest Rate Risk - The Bank's interest rate risk position is illustrated on page 19. The Bank's profile appears to be within acceptable regulatory parameters. No similar data is available for the Comparable Group.

FIGURE 31 - CAPITAL DATA

		Capital for the Most Recent Period End				
Ticker	**Short Name**	**Equity/ Assets (%)**	**Tangible Equity/ Tang Assets (%)**	**Intangible Assets/ Equity (%)**	**Core Capital/ Tangible Assets (%)**	**Equity + Reserves/ Assets (%)**
	Comparable Thrift Data					
ABBC	Abington Community Bancorp, Inc. (MHC)	13.49	13.49	-	13.96	13.66
BCSB	BCSB Bankcorp, Inc. (MHC)	4.92	4.61	6.46	6.96	5.25
CSBK	Clifton Savings Bancorp, Inc. (MHC)	23.69	23.69	-	17.34	23.84
ALLB	Greater Delaware Valley Savings Bank (MHC)	8.60	8.60	-	9.00	9.28
NVSL	Naugatuck Valley Financial Corp. (MHC)	13.97	13.92	0.42	11.21	14.50
OSHC	Ocean Shore Holding Company (MHC)	11.01	11.01	-	10.35	11.34
ONFC	Oneida Financial Corp. (MHC)	12.75	9.57	27.57	9.16	13.23
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	20.01	20.01	-	20.09	20.14
PSBH	PSB Holdings, Inc. (MHC)	11.62	9.87	16.69	7.94	11.96
SIFI	SI Financial Group Inc. (MHC)	11.04	10.94	0.99	9.01	11.58
	Average	13.11	12.57	5.21	11.50	13.48
	Median	12.19	10.98	0.21	9.76	12.60
	Maximum	23.69	23.69	27.57	20.09	23.84
	Minimum	4.92	4.61	-	6.96	5.25
	Fox Chase Bank	8.39	8.39	-	8.72	9.50
	Variance to the Comparable Median	(3.79)	(2.58)	(0.21)	(1.04)	(3.10)

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Comparable Group's median equity to assets ratio of 12.19% is above the Bank's ratio of 8.39%. The Bank's pro forma equity to assets ratio is projected to be 13.03% at the midpoint of the valuation range.

Intangible Levels - An important factor influencing market values is the level of intangibles that an institution carries on its books. Three of the Comparables have intangible assets. The Bank does not have any intangible assets.

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 32 - ASSET QUALITY TABLE

		Asset Quality for the Most Recent Period End					
Ticker	**Short Name**	**NPLs/ Loans (%)**	**Reserves/ NPLs (%)**	**NPAs/ Assets (%)**	**NPAs/ Equity (%)**	**Reserves/ Loans (%)**	**Reserves/ NPAs + 90 (%)**
	Comparable Thrift Data						
ABBC	Abington Community Bancorp, Inc. (MHC)	0.03	788.52	0.02	0.16	0.27	370.00
BCSB	BCSB Bankcorp, Inc. (MHC)	0.06	954.80	0.03	0.71	0.58	948.06
CSBK	Clifton Savings Bancorp, Inc. (MHC)	-	NM	-	0.01	0.31	NM
ALLB	Greater Delaware Valley Savings Bank (MHC)	0.48	244.09	0.28	3.27	1.18	140.28
NVSL	Naugatuck Valley Financial Corp. (MHC)	0.15	482.59	0.11	0.79	0.73	482.59
OSHC	Ocean Shore Holding Company (MHC)	0.07	609.03	0.05	0.49	0.44	609.03
ONFC	Oneida Financial Corp. (MHC)	0.03	NM	0.03	0.24	0.87	NM
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	-	NM	-	-	0.29	187.88
PSBH	PSB Holdings, Inc. (MHC)	0.04	NM	0.02	0.14	0.80	NM
SIFI	SI Financial Group Inc. (MHC)	0.03	NM	0.02	0.21	0.72	NM
	Average	0.09	615.81	0.06	0.60	0.62	456.31
	Median	0.04	609.03	0.03	0.23	0.65	426.30
	Maximum	0.48	954.80	0.28	3.27	1.18	948.06
	Minimum	-	244.09	-	-	0.27	140.28
	Fox Chase Bank	1.23	186.82	0.59	7.06	2.29	186.82
	Variance to the Comparable Median	1.20	(422.21)	0.57	6.84	1.64	(239.47)

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank's level of nonperforming loans ("NPL") to total loans, at 1.23%, is above the Comparable Group median at 0.04%. The Bank had a nonperforming assets to assets ratio of 0.59%, which is above the Comparable median of 0.03%. The Bank's reserve level, 2.29% is total loans, is above the Comparable median of 0.65% of loans. The Bank's level of reserves to NPLs is below that of the Comparable Group, due to the Bank's higher level of NPLs.

Positive	Neutral	Negative
Lower Borrowings to Assets		Lower Loans to Assets
Higher Deposits to Assets		Lower Capital
Higher ALLL to Loans		Higher NPLs
Higher Pro forma Tangible Capital		Higher NPAs
		Lower ALLL to NPLs

The Bank's asset mix is not as strong as the Comparable Group's mix. The Bank has a higher level of deposits and lower level of borrowings as a percentage of assets relative to the Comparable Group. The Bank has lower capital levels, but at the midpoint of the range will have higher tangible capital levels after the reorganization. The Bank has a higher level of NPLs and NPAs, but also has a higher level of reserves as a percentage of loans relative to the Comparable levels. The Bank's ALLL to NPLs ratio is below the Comparable Group median. Taken collectively, moderate downward adjustment is warranted for financial condition.

Balance Sheet Growth

The Bank's assets, loans and deposits have decreased, while the Comparable Group experienced growth. A portion of the decline in balance sheet size was attributable to the restrictions of the Order to Cease and Desist.

Figure 33 - Balance Sheet Growth Data

		Growth		
Ticker	Short Name	Asset Growth LTM (%)	Loan Growth LTM (%)	Deposit Growth LTM (%)
	Comparable Thrift Data			
ABBC	Abington Community Bancorp, Inc. (MHC)	14.34	27.54	21.57
BCSB	BCSB Bankcorp, Inc. (MHC)	2.32	13.14	4.37
CSBK	Clifton Savings Bancorp, Inc. (MHC)	(0.83)	13.98	2.79
ALLB	Greater Delaware Valley Savings Bank (MHC)	0.85	7.53	1.23
NVSL	Naugatuck Valley Financial Corp. (MHC)	29.32	24.81	31.18
OSHC	Ocean Shore Holding Company (MHC)	4.66	19.94	1.54
ONFC	Oneida Financial Corp. (MHC)	0.90	9.79	0.42
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	0.53	18.38	2.00
PSBH	PSB Holdings, Inc. (MHC)	29.56	15.83	27.28
SIFI	SI Financial Group Inc. (MHC)	15.38	24.29	12.96
	Average	9.70	17.52	10.53
	Median	3.49	17.11	3.58
	Maximum	29.56	27.54	31.18
	Minimum	(0.83)	7.53	0.42
	Fox Chase Bank	(14.30)	(26.30)	(17.10)
	Variance to the Comparable Median	(17.79)	(43.41)	(20.68)

Sources: SNL and Offering Circular Data, FinPro Computations

Positive	Neutral	Negative
		Lower Asset Growth
		Lower Loan Growth
		Lower Deposit Growth

A strong downward adjustment is warranted.

EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

The Bank's annual net income increased between the twelve months ended December 31, 2001 and the twelve months ended December 31, 2003. The increase during this time period was primarily a function of rising net interest income and noninterest income. Noninterest expense and income tax expense also increased to a lesser extent.

The Bank posted a $1.9 million net loss during the twelve months ended December 31, 2004. The loss was primarily a function of a $12.3 million posting of provision expense. The Bank posted a $6.0 million profit for the twelve months ended December 31, 2005. During the twelve months ended December 31, 2005, the Bank recaptured $6.0 million in provision expense. The change in net income/(loss) between the 2004 and 2005 fiscal years was primarily attributable to the $18.3 million change in provision expense. Additionally, between the twelve months ended December 31, 2004 and the twelve months ended December 31, 2005, net interest income declined $969 thousand, noninterest income declined $1.1 million, noninterest expense rose $3.9 million and provision for income tax expense rose $4.6 million.

For the three months ended March 31, 2006 compared to three months ended March 31, 2005, net income declined $899 thousand or 77.04%. The decline was primarily attributable to a decline in net interest income of $939 thousand and an increase in noninterest expense of $398 thousand. These factors were partially offset by a $454 thousand decline in provision for income tax expense.

FIGURE 34 - NET INCOME CHART


$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
($1,000)
($2,000)
($3,000)
$ in thousands
$1,975
$4,200
$4,791
($1,888)
$5,960
$1,167
$268
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Mar-05
Mar-06
For the Twelve Months Ended
For the Three Months Ended

Source: Offering Prospectus

The Bank's ROAA is slightly above the Comparable Group median, and ROAE is above the Comparable Group median. However, the Bank's core ROAA and ROAE of 0.21% and 2.68%, respectively, are below the Comparable median core ROAA and ROAE of 0.56% and 4.00%, respectively. The Bank's higher capitalization following the offering is expected to reduce return on equity for the near term. *On a pro forma basis*, the Bank's core ROAA and core ROAE are 0.25% and 1.84%, respectively.

FIGURE 35 - PROFITABILITY DATA

		LTM Profitability			
Ticker	**Short Name**	**Return on Avg Assets (%)**	**Core Return on Avg Assets (%)**	**Return on Avg Equity (%)**	**Core Return on Avg Equity (%)**
	Comparable Thrift Data				
ABBC	Abington Community Bancorp, Inc. (MHC)	0.81	0.81	5.61	5.65
BCSB	BCSB Bankcorp, Inc. (MHC)	0.05	(0.01)	0.99	(0.17)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	0.43	0.44	1.83	1.86
ALLB	Greater Delaware Valley Savings Bank (MHC)	0.31	0.34	3.45	3.85
NVSL	Naugatuck Valley Financial Corp. (MHC)	0.60	0.59	3.80	3.74
OSHC	Ocean Shore Holding Company (MHC)	0.55	0.55	4.98	4.98
ONFC	Oneida Financial Corp. (MHC)	0.88	0.83	7.18	6.81
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	0.86	0.87	4.20	4.23
PSBH	PSB Holdings, Inc. (MHC)	0.61	0.57	4.31	4.02
SIFI	SI Financial Group Inc. (MHC)	0.49	0.48	4.06	3.97
	Average	0.56	0.55	4.04	3.89
	Median	0.58	0.56	4.13	4.00
	Maximum	0.88	0.87	7.18	6.81
	Minimum	0.05	(0.01)	0.99	(0.17)
	Fox Chase Bank	0.61	0.21	7.91	2.68
	Variance to the Comparable Median	0.04	(0.35)	3.78	(1.32)

Sources: SNL and Offering Circular Data, FinPro Computations

FIGURE 36 - INCOME STATEMENT DATA

		LTM Income Statement							
Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
	Comparable Thrift Data								
ABBC	Abington Community Bancorp, Inc. (MHC)	5.43	NA	NA	2.77	0.36	1.85	62.15	56.92
BCSB	BCSB Bankcorp, Inc. (MHC)	NA	NA	NA	2.02	0.19	2.12	98.73	98.60
CSBK	Clifton Savings Bancorp, Inc. (MHC)	4.29	2.77	1.52	2.16	0.03	1.42	66.44	65.94
ALLB	Greater Delaware Valley Savings Bank (MHC)	NA	NA	NA	2.94	0.34	2.80	88.97	87.64
NVSL	Naugatuck Valley Financial Corp. (MHC)	NA	NA	NA	3.70	0.48	3.14	80.81	78.09
OSHC	Ocean Shore Holding Company (MHC)	5.42	2.69	2.73	3.06	0.42	2.26	70.05	65.58
ONFC	Oneida Financial Corp. (MHC)	5.58	2.49	3.09	3.46	2.78	4.61	78.84	59.46
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	5.24	NA	NA	2.89	0.14	1.64	56.25	54.03
PSBH	PSB Holdings, Inc. (MHC)	NA	NA	NA	2.94	0.50	2.49	74.44	69.87
SIFI	SI Financial Group Inc. (MHC)	5.62	NA	NA	3.50	1.04	3.52	80.66	74.54
	Average	5.26	2.65	2.45	2.94	0.63	2.59	75.73	71.07
	Median	5.43	2.69	2.73	2.94	0.39	2.38	76.64	67.91
	Maximum	5.62	2.77	3.09	3.70	2.78	4.61	98.73	98.60
	Minimum	4.29	2.49	1.52	2.02	0.03	1.42	56.25	54.03
	Fox Chase Bank	4.59	2.86	1.72	2.02	0.15	1.93	95.14	94.76
	Variance to the Comparable Median	(0.84)	0.17	(1.01)	(0.92)	(0.24)	(0.45)	18.50	26.85

Sources: SNL and Offering Circular Data, FinPro Computations

Note: The data for cost of funds and spread are not meaningful due to the lack of Comparable Data.

The Bank has a 92 basis point disadvantage in net margin. Additionally, the Bank has a 24 basis point disadvantage in noninterest income. These differences are partially offset by a 45 basis point advantage in noninterest expense.

The Bank's efficiency ratio of 95.14% is above the Comparable median of 76.64%.

On a forward looking basis, after the conversion the Bank's operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

Positive	Neutral	Negative
Lower Noninterest Expense		Lower core ROAA
		Lower core ROAE
		Lower Pro Forma ROAE
		Lower Net Margin
		Lower Noninterest Income

The Bank is less profitable than the Comparables on a core ROAA and core ROAE basis. The Bank's earnings composition is weaker than the Comparable Group as the Bank has a lower net margin and lower noninterest income. However, the Bank has a lower level of noninterest expense. The Bank's historical earnings have been inconsistent. Taken collectively, a strong downward adjustment is warranted for this factor.

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations.

The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

FIGURE 37 – MARKET AREA DATA

Institution Name	County	Bank's Deps in the County 06/30/05 (actual)	Bank's Deposit Market Share (%)	Number of Branches 06/30/05 (actual)	Total Population 2005 (actual)	Population Per Branch (actual)	Population Change 2000-2005 (%)	Population Change 2005-2010 (%)	Median HH Income 2005 ($)	HH Income Change 2000-2005 (%)	HH Income Change 2005-2010 (%)	Unemp. Rate Dec. 2005 (%)
Abington Community Bancorp, Inc. (	Montgomery	457,581	2.57	354	775,046	2,189	3.33	2.96	75,725	24.41	24.30	3.30
Abington Community Bancorp, Inc. (	Bucks	20,902	0.19	247	622,564	2,521	4.17	3.87	73,522	23.10	21.65	3.60
Deposit Weighted Market Data			2.47			2,204	3.37	3.00	75,629	24.35	24.18	3.31
BCSB Bankcorp, Inc. (MHC)	Baltimore	460,404	3.42	285	789,038	2,769	4.61	4.98	57,839	14.07	15.19	3.70
BCSB Bankcorp, Inc. (MHC)	Harford	104,475	4.31	82	239,907	2,926	9.75	9.60	64,564	13.18	14.19	3.40
BCSB Bankcorp, Inc. (MHC)	Howard	27,948	0.82	74	271,796	3,673	9.67	9.01	86,586	16.72	18.86	2.50
BCSB Bankcorp, Inc. (MHC)	Baltimore (City)	10,181	0.07	129	629,541	4,880	(3.32)	(2.29)	33,614	11.76	11.55	6.30
Deposit Weighted Market Data			3.40			2,873	5.60	5.84	59,927	14.00	15.13	3.64
First Bancorp of Indiana, Inc.	Vanderburgh	191,278	5.62	57	172,943	3,034	0.59	0.95	41,299	12.19	11.67	4.90
First Bancorp of Indiana, Inc.	Warrick	5,471	1.13	14	55,643	3,975	6.22	5.46	54,076	10.87	12.72	4.40
Deposit Weighted Market Data			5.50			3,060	0.75	1.08	41,654	12.15	11.70	4.89
Clifton Savings Bancorp, Inc. (MHC)	Passaic	459,537	5.14	150	505,860	3,372	3.44	3.57	55,643	13.07	13.37	5.40
Clifton Savings Bancorp, Inc. (MHC)	Bergen	111,373	0.34	484	902,287	1,864	2.06	1.93	76,516	17.87	16.20	3.60
Deposit Weighted Market Data			4.20			3,078	3.17	3.25	59,715	14.01	13.92	5.05
Greater Delaware Valley Savings Ba	Delaware	281,429	3.36	177	564,067	3,187	2.40	3.06	62,297	24.34	23.15	3.90
Greater Delaware Valley Savings Ba	Chester	13,687	0.18	185	471,098	2,546	8.67	8.17	81,043	25.00	27.48	3.00
Deposit Weighted Market Data			3.21			3,157	2.69	3.30	63,166	24.37	23.35	3.86
Naugatuck Valley Financial Corp. (M	New Haven	199,851	1.20	268	845,412	3,155	2.60	2.95	56,802	16.32	15.83	4.70
Naugatuck Valley Financial Corp. (M	Fairfield	21,612	0.10	339	910,228	2,685	3.13	3.36	80,439	23.99	26.23	3.80
Deposit Weighted Market Data			1.09			3,109	2.65	2.99	59,109	17.07	16.84	4.61
Ocean Shore Holding Company (MH	Cape May	235,487	9.47	58	112,796	1,945	10.23	11.88	46,862	12.49	12.72	8.40
Ocean Shore Holding Company (MH	Atlantic	197,989	4.30	82	270,524	3,299	7.12	7.45	49,020	11.43	9.33	5.60
Deposit Weighted Market Data			7.11			2,563	8.81	9.86	47,848	12.01	11.17	7.12
Oneida Financial Corp. (MHC)	Madison	301,480	40.84	21	70,473	3,356	1.49	0.56	45,756	13.87	13.11	5.10
Oneida Financial Corp. (MHC)	Oneida	20,542	0.55	68	236,373	3,476	0.38	1.37	40,924	13.98	13.19	4.60
Oneida Financial Corp. (MHC)	Onondaga	4,946	0.07	146	465,053	3,185	1.47	2.25	47,339	15.81	15.36	4.40
Deposit Weighted Market Data			37.69			3,361	1.42	0.64	45,476	13.91	13.15	5.06
Prudential Bancorp, Inc. of Pennsylv:	Philadelphia	334,009	0.94	335	1,484,645	4,432	(2.17)	(1.58)	36,853	19.73	20.19	6.00
Prudential Bancorp, Inc. of Pennsylv:	Delaware	23,248	0.28	177	564,067	3,187	2.40	3.06	62,297	24.34	23.15	3.90
Deposit Weighted Market Data			0.90			4,351	(1.87)	(1.28)	38,509	20.03	20.38	5.86
PSB Holdings, Inc. (MHC)	Windham	245,778	18.41	36	113,626	3,156	4.16	4.55	50,762	12.52	11.53	5.00
PSB Holdings, Inc. (MHC)	New London	63,947	1.62	87	267,790	3,078	3.36	3.66	57,903	14.30	13.56	4.10
Deposit Weighted Market Data			14.94			3,140	3.99	4.37	52,236	12.89	11.95	4.81
SI Financial Group Inc. (MHC)	Windham	244,114	18.28	36	113,626	3,156	4.16	4.55	50,762	12.52	11.53	5.00
SI Financial Group Inc. (MHC)	New London	114,226	2.90	87	267,790	3,078	3.36	3.66	57,903	14.30	13.56	4.10
SI Financial Group Inc. (MHC)	Tolland	89,396	4.80	40	146,009	3,650	7.07	5.80	68,651	16.29	14.58	3.60
SI Financial Group Inc. (MHC)	Hartford	39,972	0.17	270	875,250	3,242	2.11	2.45	59,492	17.16	15.60	4.70
Deposit Weighted Market Data			10.72			3,235	4.34	4.40	56,429	14.01	12.90	4.51
Comparable Median			4.20			3,109	3.17	3.25	56,429	14.01	13.92	4.81
Fox Chase Bank	Atlantic	57,700	1.25	82	270,524	3,299	7.12	7.45	49,020	11.43	9.33	5.60
Fox Chase Bank	Cape May	33,295	1.34	58	112,796	1,945	10.23	11.88	46,862	12.49	12.72	8.40
Fox Chase Bank	Philadelphia	357,489	1.01	335	1,484,625	4,432	(2.17)	(1.58)	36,853	19.73	20.19	6.00
Fox Chase Bank	Bucks	177,943	1.60	247	622,564	2,521	4.17	3.87	73,522	23.10	21.65	3.60
Fox Chase Bank	Montgomery	129,963	0.73	354	775,046	2,189	3.33	2.96	75,725	24.41	24.30	3.30
Deposit Weighted Market Data			1.13			3,401	1.52	1.76	53,527	20.38	20.08	5.05
State of Pennsylvania					12,480,851		1.63	1.71	48,534	21.01	20.86	4.40
State of New Jersey					8,768,091		4.20	4.18	63,135	14.62	14.29	4.40
National Average					298,727,898	1,628	6.15	6.26	49,747	17.98	17.36	4.90

Sources: SNL Securities

Positive	Neutral	Negative
Higher Population Per Branch		Lower Population Growth
Higher Income Growth		Higher Unemployment
		Lower Income

The Bank's market area has grown and is projected to continue to grow at a slower rate than the Comparable Group's markets. Unemployment levels are higher in the Bank's markets. Household income levels are lower in the Bank's markets, but are projected to grow at a rate faster than the Comparables. The Bank's market area has a higher ratio of population to branches than the Comparable Group. Based upon these factors, a slight downward adjustment is warranted for market area.

CASH DIVIDENDS

The last few years have seen yet another shift away from dividend policies concurrent with conversion. Recent issues have been fully or oversubscribing without the need for the additional enticement of dividends. After the conversion is another issue, however. Pressures on ROAE and on internal rate of returns to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth potential. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity. Recent tax code changes have made cash dividends more attractive to investors.

FIGURE 38 - DIVIDEND DATA

		Dividends	
Ticker	**Short Name**	**Current Dividend Yield (%)**	**LTM Dividend Payout Ratio (%)**
	Comparable Thrift Data		
ABBC	Abington Community Bancorp, Inc. (MHC)	1.66	50.00
BCSB	BCSB Bankcorp, Inc. (MHC)	4.39	714.29
CSBK	Clifton Savings Bancorp, Inc. (MHC)	1.82	153.85
ALLB	Greater Delaware Valley Savings Bank (MHC)	1.45	105.88
NVSL	Naugatuck Valley Financial Corp. (MHC)	1.84	69.23
OSHC	Ocean Shore Holding Company (MHC)	-	-
ONFC	Oneida Financial Corp. (MHC)	4.05	91.84
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	1.20	50.00
PSBH	PSB Holdings, Inc. (MHC)	2.31	NA
SIFI	SI Financial Group Inc. (MHC)	1.43	50.00
	Average	2.02	142.79
	Median	1.74	69.23
	Maximum	4.39	714.29
	Minimum	-	-
	Fox Chase Bank	-	-
	Variance to the Comparable Median	(1.74)	(69.23)

Sources: SNL and Offering Circular Data, FinPro Computations

All Comparable institutions with the exception of Ocean Shore Holding Company had declared cash dividends. The median dividend payout ratio for the Comparable Group was 69.23%, ranging from a high of 714.29% to a low of 0.00%. The Bank, on a pro forma basis at the mid point of the value range will have an equity to assets ratio of 13.03%. The Bank will have adequate capital and profits to pay cash dividends.

As such, no adjustment is warranted for this factor.

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ or AMEX. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 39 - MARKET CAPITALIZATION DATA

		Market Data					
Ticker	Short Name	Market Value ($)	Stock Price ($)	Price High ($)	Price Low ($)	Book Value ($)	Tangible Book Value ($)
	Comparable Thrift Data						
ABBC	Abington Community Bancorp, Inc. (MHC)	227.00	14.50	15.72	13.31	7.36	7.36
BCSB	BCSB Bankcorp, Inc. (MHC)	67.40	11.40	13.40	10.55	6.72	6.29
CSBK	Clifton Savings Bancorp, Inc. (MHC)	329.90	10.96	11.07	10.16	6.53	6.53
ALLB	Greater Delaware Valley Savings Bank (MHC)	85.70	24.90	28.95	24.00	9.77	9.77
NVSL	Naugatuck Valley Financial Corp. (MHC)	82.50	10.85	11.80	10.17	6.73	6.70
OSHC	Ocean Shore Holding Company (MHC)	111.00	12.67	13.00	12.05	7.00	7.00
ONFC	Oneida Financial Corp. (MHC)	86.60	11.35	12.18	9.75	7.12	5.16
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	163.50	13.29	14.40	12.85	7.30	7.30
PSBH	PSB Holdings, Inc. (MHC)	70.10	10.40	11.29	10.39	7.41	6.17
SIFI	SI Financial Group Inc. (MHC)	139.10	11.16	11.16	10.76	6.39	6.33
	Average	136.28	13.15	14.30	12.40	7.23	6.86
	Median	98.80	11.38	12.59	10.66	7.06	6.62
	Maximum	329.90	24.90	28.95	24.00	9.77	9.77
	Minimum	67.40	10.40	11.07	9.75	6.39	5.16
	Fox Chase Bank	111.00	NA	NA	NA	NA	NA
	Variance to the Comparable Median	12.20	NA	NA	NA	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $67.4 million to a high of $329.9 million with a median market capitalization of $98.8 million. The Bank expects to have $111.0 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on NASDAQ along all of the Comparables.

No adjustment for this factor appears warranted, due to the similar levels of pro forma market capitalization and expected liquidity, relative to the Comparables.

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. The Bank will operate in substantially the same regulatory environment as the Comparable Group. The only material difference is that the federally regulated Comparables have the ability to waive dividends to the MHC. This factor was addressed in the cash dividends section.

Taken collectively, no adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment.

5. Other Factors

MANAGEMENT

As a result of the Order to Cease and Desist, the Bank was required to hire a new CEO and appoint new directors. The current management team including CEO, CFO and lending personnel are new to the institution.

However, the current team has considerable banking experience and has held similar positions in other financial institutions. The current team addressed the items specified in the Order to Cease and Desist and the Order was terminated on June 28, 2006.

The Bank's organizational chart is reasonable for an institution of its size and complexity. The Board is active and oversees and advises on all key strategic and policy decisions and holds the management to high performance standards.

As such, no adjustment appears to be warranted for this factor.

ORDER TO CEASE AND DESIST

In 2003, then-current management determined to emphasize multi-family and commercial real estate lending and construction lending, primarily in the southern New Jersey shore area where it had opened branch offices. However, due to a lack of expertise in these types of lending and a relative unfamiliarity with the market area, these loans were not properly underwritten, including receiving inadequate documentation, and, as a result, many of these loans were criticized or classified in accordance with regulatory guidelines. Additionally, the Bank failed to adopt a risk rating system and update its allowance for loan losses policy to account for the new types of loans that were being originated. Further, management failed to properly review and classify the new types of loans. This type of lending and the absence of adequate underwriting, credit and collection policies and internal controls contributed to the issuance by the Office of Thrift Supervision of a Cease and Desist Order, which the Bank consented to on June 6, 2005.

The Cease and Desist Order cited the following violations of Office of Thrift Supervision laws and regulations:

- failure to maintain adequate real estate lending policies, as such policies did not provide prudent underwriting standards or administration procedures;
- loans that were originated in excess of the institution's loans-to-one-borrower lending limit;
- failure to adequately evaluate and classify its assets on a regular basis and failure to establish adequate valuation allowance on such classified assets;
- failure to file accurate regulatory reports, including Office of Thrift Supervision Thrift Financial Report and Suspicious Activity Reports;
- failure to adhere to the requirements of Regulation O regarding extensions of credits to insiders of the institution;
- failure to adhere to agency real estate appraisal standards; and
- failure to provide the required certification on the Office of Thrift Supervision Thrift Financial Reports by officers and directors.

As part of this order, the Office of Thrift Supervision ordered the Bank to discontinue a number of practices, and specifically ordered the Bank to take certain actions. The Bank was ordered to:

- discontinue originating certain loans;
- restrict asset growth;
- hire a new chief executive officer;
- improving the board's oversight over lending and risk exposure;
- developing a new business plan;
- improving the loan underwriting and appraisal policies, loans-to-one borrower compliance and internal asset review procedures;
- enhancing the credit administration, board management and governance;
- providing the Office of Thrift Supervision with quarterly progress reports; and review and analyze the loan portfolio; and
- as appropriate, review the allowance for loan losses.

Since the issuance of the Order to Cease and Desist, management believes that the Bank has complied with all directives contained in the Order. The following lists all material actions the Bank has taken to comply with the Order:

- hired new senior management;
- appointed six new non-employee directors to the board, established new committees and adopted new corporate governance policies, including a code of ethics;
- adopted detailed and more stringent lending and interest rate risk policies, specifically with regard to policies and procedures for the determination of the allowance for loan losses, real estate underwriting and appraisal policies and procedures and credit administration; and
- developed a new three-year strategic plan, which requires the Bank to improve its capital position and our earnings capability, which contemplates this mutual holding company reorganization and stock offering.

As a result of the Bank's efforts, effective June 28, 2006, the Order to Cease and Desist was rescinded.

FinPro has reviewed and considered the progress evident in the Bank's recent exam reports. The remaining factors underlying the reasons for the Order to Cease and Desist have been adjusted for elsewhere in this appraisal.

As such, no adjustment is warranted for this factor.

SUBSCRIPTION INTEREST

The pro forma price to fully converted book multiple of MHC conversions declined from 2005 to 2006 YTD.

FIGURE 40 - MHC REORGANIZATIONS (SINCE 1/1/03) PRO FORMA DATA

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma Fully Converted Book Value (%)
ROMA	Roma Financial Corporation (MHC)	07/12/2006	10.0000	69.00	81,537	79.67
SCAY	Seneca-Cayuga Bancorp, Inc. (MHC)	07/11/2006	10.0000	55.00	8,645	79.06
NECB	Northeast Community Bancorp, Inc. (MHC)	07/06/2006	10.0000	55.00	50,046	85.76
Q3'06	Average					81.50
	Median					79.67
MFDB	Mutual Federal Bancorp Inc. (MHC)	04/06/2006	10.0000	70.00	8,592	74.57
LSBK	Lake Shore Bancorp, Inc. (MHC)	04/04/2006	10.0000	55.00	24,485	80.19
Q2'06	Average					77.38
	Median					77.38
UCBA	United Community Bancorp (MHC)	03/31/2006	10.0000	55.00	30,228	85.06
MGYR	Magyar Bancorp, Inc. (MHC)	01/24/2006	10.0000	54.03	22,059	82.27
GVFF	Greenville Federal Financial Corporation (MHC)	01/05/2006	10.0000	55.00	8,114	69.72
Q1'06	Average					79.02
	Median					82.27
2006 YTD	Average					79.54
	Median					79.93
EQFC	Equitable Financial Corp. (MHC)	11/09/2005	10.0000	55.00	11,460	79.39
ISBC	Investors Bancorp, Inc. (MHC)	10/12/2005	10.0000	54.27	444,954	85.40
WAUW	Wauwatosa Holdings, Inc. (MHC)	10/05/2005	10.0000	68.35	85,953	82.52
Q4'05	Average					82.44
	Median					82.52
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	07/15/2005	10.0000	55.00	7,728	74.92
UBNK	United Financial Bancorp, Inc. (MHC)	07/13/2005	10.0000	53.40	61,624	84.38
Q3'05	Average					79.65
	Median					79.65
COBK	Colonial Bankshares, Inc. (MHC)	06/30/2005	10.0000	54.00	17,426	82.47
HBOS	Heritage Financial Group (MHC)	06/30/2005	10.0000	70.00	25,908	84.17
NPEN	North Penn Bancorp, Inc. (MHC)	06/02/2005	10.0000	53.92	5,061	73.70
RCKB	Rockville Financial, Inc. (MHC)	05/23/2005	10.0000	55.00	71,069	85.05
FFCO	FedFirst Financial Corp. (MHC)	04/07/2005	10.0000	55.00	24,822	85.98
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	04/06/2005	10.0000	70.00	32,794	89.55
Q2'05	Average					83.49
	Median					84.61
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	03/30/2005	10.0000	55.00	48,241	86.87
KFFB	Kentucky First Federal Bancorp (MHC)	03/03/2005	10.0000	55.00	14,309	96.36
KRNY	Kearny Financial Corp (MHC)	02/24/2005	10.0000	70.00	183,196	80.04
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	01/21/2005	10.0000	60.00	11,988	75.39
BVFL	BV Financial, Inc. (MHC)	01/14/2005	10.0000	55.00	9,646	87.78
GTWN	Georgetown Bancorp, Inc. (MHC)	01/06/2005	10.0000	55.00	10,347	88.45
Q1'05	Average					85.82
	Median					87.33
2005	Average					83.67
	Median					84.38
1/1/2005	Average					82.35
7/19/2006	Median					82.52

Source: SNL Securities

The first day "pop" increased between 2005 and 2006 year-to-date. With the exception of Roma, initial aftermarket performance has been moderate in 2006 year-to-date. Five of the MHC conversions that closed since January 1, 2005 are currently trading below their IPO price.

FIGURE 41 - MHC REORGANIZATIONS PRICE APPRECIATION

		Percent Change from IPO				
Ticker	Short Name	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
ROMA	Roma Financial Corporation (MHC)	41.00	45.00	NA	NA	42.40
SCAY	Seneca-Cayuga Bancorp, Inc. (MHC)	0.00	-1.50	NA	NA	-4.10
NECB	Northeast Community Bancorp, Inc. (MHC)	10.00	12.00	NA	NA	10.60
Q3'06	Average	17.00	18.50	NA	NA	16.30
	Median	10.00	12.00	NA	NA	10.60
MFDB	Mutual Federal Bancorp Inc. (MHC)	11.30	10.00	14.00	12.50	10.00
LSBK	Lake Shore Bancorp, Inc. (MHC)	7.00	5.50	2.90	0.10	0.50
Q2'06	Average	9.15	7.75	8.45	6.30	5.25
	Median	9.15	7.75	8.45	6.30	5.25
UCBA	United Community Bancorp (MHC)	8.00	8.40	5.50	4.30	6.00
MGYR	Magyar Bancorp, Inc. (MHC)	6.50	5.00	6.00	15.00	11.30
GVFF	Greenville Federal Financial Corporation (MHC)	NA	2.50	0.00	1.00	-1.80
Q1'06	Average	7.25	5.30	3.83	6.77	5.17
	Median	7.25	5.00	5.50	4.30	6.00
2006 YTD	Average	11.97	10.86	5.68	6.58	9.36
	Median	8.00	6.95	5.50	4.30	8.00
EQFC	Equitable Financial Corp. (MHC)	NA	0.00	-6.00	-5.70	-7.50
ISBC	Investors Bancorp, Inc. (MHC)	0.20	0.70	5.20	16.80	34.00
WAUW	Wauwatosa Holdings, Inc. (MHC)	12.50	11.50	9.50	15.60	63.10
Q4'05	Average	6.35	4.07	2.90	8.90	29.87
	Median	6.35	0.70	5.20	15.60	34.00
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	10.00	5.00	7.00	-2.50	15.50
UBNK	United Financial Bancorp, Inc. (MHC)	17.50	15.70	17.00	13.70	28.50
Q3'05	Average	13.75	10.35	12.00	5.60	22.00
	Median	13.75	10.35	12.00	5.60	22.00
COBK	Colonial Bankshares, Inc. (MHC)	6.00	6.90	7.50	5.70	28.00
HBOS	Heritage Financial Group (MHC)	7.50	7.20	9.30	10.00	33.50
NPEN	North Penn Bancorp, Inc. (MHC)	10.00	2.50	1.50	1.50	10.00
RCKB	Rockville Financial, Inc. (MHC)	4.80	10.50	19.60	38.90	48.50
FFCO	FedFirst Financial Corp. (MHC)	-6.60	-7.10	-14.50	-9.00	1.30
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	-0.50	-0.10	-5.00	7.90	21.20
Q2'05	Average	3.53	3.32	3.07	9.17	23.75
	Median	5.40	4.70	4.50	6.80	24.60
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	-1.50	-6.50	-12.50	8.40	32.90
KFFB	Kentucky First Federal Bancorp (MHC)	7.90	11.00	12.40	15.50	3.30
KRNY	Kearny Financial Corp (MHC)	13.90	14.30	10.80	6.00	48.50
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	-1.00	0.00	-0.80	-6.00	2.50
BVFL	BV Financial, Inc. (MHC)	-6.50	-4.00	-1.50	-8.60	-8.00
GTWN	Georgetown Bancorp, Inc. (MHC)	2.00	0.00	0.50	-3.50	-16.50
Q1'05	Average	2.47	2.47	1.48	1.97	10.45
	Median	0.50	-	(0.15)	1.25	2.90
2005	Average	4.76	3.98	3.53	6.16	19.93
	Median	5.40	2.50	5.20	6.00	21.20
1/1/2005	Average	6.96	6.18	4.02	6.25	16.55
7/19/2006	Median	7.00	5.00	5.35	5.85	10.60

Source: SNL Securities

No adjustment is warranted as the vast majority of recent deals are trading near, but not below, their IPO price which would indicate that current pro forma pricing levels are appropriate.

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank's pro forma market value.

Valuation Factor	Valuation Adjustment
Financial Condition	Moderate Downward
Balance Sheet Growth	Strong Downward
Earnings Quality, Predictability and Growth	Strong Downward
Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Issue	No Adjustment
Recent Regulatory Matters	No Adjustment

Additionally, the following adjustment should be made to the Bank's market value.

Valuation Factor	Valuation Adjustment
Management	No Adjustment
Cease and Desist Order	No Adjustment
Subscription Interest	No Adjustment

Taken collectively, FinPro is of the opinion that, a discount should be applied to the Bank's market value.

6. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The four multiples include:

Price to core earnings ("P/E")

Price to book value ("P/B") / Price to tangible book value ("P/TB")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibits 11 through 15.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all Pennsylvania public thrifts, all publicly traded thrifts and the recent (2005 to date) and historical MHC conversions were assessed. The multiples for the Comparable Group, all publicly traded MHC, and Pennsylvania MHC thrifts are shown in Exhibit 9.

Price to Earnings – According to the Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are "normal". As a basis for comparison, the price to core earnings was utilized for both the Bank and the Comparable Group to eliminate any nonrecurring items. As such, this approach was considered in this appraisal.

In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123.

Price to Book/Price to Tangible Book - According to the Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro believes that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the adjustments defined in the previous section, the Bank is pricing at the midpoint as *if fully converted with a foundation* is estimated to be $111,000,000. Based upon a range below and above the midpoint value, the relative values are $94,350,000 at the minimum and $127,650,000 at the maximum respectively. At the super maximum of the range, the offering value would be $146,797,500.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 42 - VALUE RANGE - FULL OFFERING

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	11,100,000	$	10.00	$	111,000,000
Range:					
- Minimum	9,435,000		10.00		94,350,000
- Maximum	12,765,000		10.00		127,650,000
- Super Maximum	14,679,750		10.00		146,797,500

Source: FinPro Inc. Pro forma Model

FIGURE 43 – AS IF FULLY CONVERTED OFFERING PRICING MULTIPLES

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	34.48						
Price-Core Earnings Ratio P/E	Mid	37.04	42.32	31.38	28.08	28.82	36.93	31.38
	Max	41.67						
	Smax	43.48						
	Min	66.36%						
Price-to-Book Ratio P/B	Mid	70.82%	93.11%	93.02%	98.18%	99.13%	95.68%	93.90%
	Max	74.52%						
	Smax	78.06%						
	Min	66.36%						
Price-to-Tangible Book Ratio P/TB	Mid	70.82%	96.10%	93.74%	101.93%	99.35%	98.55%	97.02%
	Max	74.52%						
	Smax	78.06%						
	Min	11.46%						
Price-to-Assets Ratio P/A	Mid	13.23%	20.46%	18.79%	22.77%	21.31%	24.22%	23.56%
	Max	14.93%						
	Smax	16.82%						

Source: FinPro Calculations

FIGURE 44 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	16.95	37.04	70.82%	70.82%	13.23%
Comparable Group Median	31.05	31.38	93.02%	93.74%	18.79%
(Discount) Premium	-45.42%	18.03%	-23.87%	-24.45%	-29.58%

Source: SNL data, FinPro Calculations

As Figure 44 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a premium of 18.03% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 24.45% discount to the Comparable Group.

FIGURE 45 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	21.28	43.48	78.06%	78.06%	16.82%
Comparable Group Median	31.05	31.38	93.02%	93.74%	18.79%
(Discount) Premium	-31.48%	38.55%	-16.08%	-16.73%	-10.47%

Source: SNL data, FinPro Calculations

As Figure 45 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 38.55% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 16.73% discount to the Comparable Group.

The Bank pricing at the midpoint for a MHC conversion assuming an issuance of 43.57%, is $48,361,700. Based upon a range below and above the midpoint value, the relative values are $41,107,450 at the minimum and $55,615,960 at the maximum, respectively. At the super maximum of the range, the offering value would be $63,958,350.

FIGURE 46 - VALUE RANGE MHC OFFERING DATA

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $94,350,000 at 44%	4,110,745	$10	$41,107,450
Appraised Value - $111,000,000 at 44%	4,836,170	$10	$48,361,700
Appraised Value - $127,650,000 at 44%	5,561,596	$10	$55,615,960
Appraised Value - $146,797,500 at 44%	6,395,835	$10	$63,958,350

Source: FinPro Inc. Pro forma Model

FIGURE 47 - COMPARABLE GAAP PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) MHC	20.00	52.63	107.18%	107.18%	13.97%
Unadjusted MHC Trading Median	38.05	41.00	172.10%	181.15%	21.12%
(Discount) Premium	-47.44%	28.37%	-37.72%	-40.83%	-33.84%

Source: SNL data, FinPro Calculations

As Figure 47 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a premium of 28.37% on a *GAAP* core earnings basis. On a price to *GAAP* tangible book basis, the Bank is priced at a 40.83% discount to the Comparable Group.

FIGURE 48 - COMPARABLE GAAP PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) MHC	25.64	66.67	125.79%	125.79%	18.18%
Unadjusted MHC Trading Median	38.05	41.00	172.10%	181.15%	21.12%
(Discount) Premium	-32.61%	62.61%	-26.91%	-30.56%	-13.90%

Source: SNL data, FinPro Calculations

As Figure 48 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 62.61% on a *GAAP* core earnings basis. On a price to *GAAP* tangible book basis, the Bank is priced at a 30.56% discount to the Comparable Group.

COMPARISON TO RECENT MHC CONVERSIONS

As a secondary check, to verify and validate that the range created on a comparable basis is appropriate, FinPro compared the pricing of this deal relative to other MHC conversions.

FIGURE 49 – COMPARISON TO FILED AND PENDING MHC OFFERINGS

Name	State	Super Maximum Appraisal Price to Full Converted Tangible Book
Fox Chase Bancorp, Inc.	PA	78.06%
Applications Filed:		
ViewPoint Financial Corp	TX	79.77%
Polonia Bancorp	PA	80.78%
Ben Franklin Financial	IL	79.29%

Source: 7/19/06 Conversion Watch

VALUATION CONCLUSION

We believe that the discount on a tangible book basis is appropriate relative to the Comparable Group. This range was confirmed by our analysis of other filed and pending MHC offerings as secondary checks.

It is, therefore, FinPro's opinion that as of July 19, 2006, the estimated pro forma market value of the Bank in a full offering was $111,000,000 at the midpoint of a range with a minimum of $94,350,000 to a maximum of $127,650,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $146,797,500. The shares issued to the foundation will be funded using authorized be unissued shares.

Using the pro forma market values for a full offering shown above, the amount of stock publicly offered as part of the MHC reorganization issuing 43.57% will equal 4,110,745 shares, 4,836,170 shares, 5,561,596 shares and 6,395,835 shares at the minimum, midpoint, maximum and super maximum, respectively. Additionally, the Bank will issue 135,000 shares and $150,000 in cash to the charitable foundation.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.

Exhibit 1.

Profile of FinPro and the Author

About the Firm . . .

- FinPro, Inc. was established in 1987 as a full service financial advisory and management consulting firm specializing in providing advisory services to the financial institutions industry. FinPro is not a transaction oriented firm. This approach uniquely positions FinPro as an objective third party willing to explore all strategic alternatives rather than focus solely on transaction oriented strategies. FinPro believes that a client deserves to be presented with all alternatives. Careful consideration is given to the associated benefits and drawbacks of each alternative so decisions can be made on the merits of these alternatives.
- FinPro principals are frequent speakers and presenters at financial institution trade association functions. FinPro teaches:
  - strategic planning and mergers and acquisitions at the Stonier School of Banking;
  - strategic planning to examiners from the Federal Deposit Insurance Corporation, Office of Thrift Supervision and several State Banking Departments;
  - various capital market and finance courses at the Graduate School of Bank Investments and Financial Management at the University of South Carolina; and
  - an online mergers and acquisitions course for the American Bankers Association.
- FinPro maintains a library of databases encompassing bank and thrift capital markets data, census data, branch deposit data, national peer data, market research data along with many other related topics. As such, FinPro can provide quick, current and precise analytical assessments based on timely data. In addition, FinPro's geographic mapping capabilities give it a unique capability to thematically illustrate multiple issues and to provide targeted marketing opportunities to its clients.



HEADQUARTERS
FinPro, Inc.
20 Church Street
P.O. Box 323
Liberty Corner, NJ 07938
Phone: (908) 604-9336
Fax: (908) 604-5951

NEW ENGLAND REGIONAL OFFICE
FinPro, Inc.
831 Beacon Street
Newton Centre, MA 02459
Phone: (617) 852-5290
Fax: (617) 795-2416

NEW YORK REGIONAL OFFICE
FinPro, Inc.
P.O. Box 780
East Aurora, NY 14052
Phone: (716) 652-5177
Fax: (716) 652-5177

About the Author . . .

Dennis joined FinPro in June of 1996.

Dennis manages all of the firm's capital markets engagements including mergers and acquisitions, stock valuations and fairness opinions. Competitive analysis, strategic analysis and branch divestitures/acquisitions are other areas of expertise.

In 2003, Dennis taught the American Bankers Association's Merger and Acquisition Course. Dennis has worked on the appraisal of over $3.0 billion in thrift conversion IPOs, the most notable being that of Roslyn Bancorp, Inc. He has also prepared expert witness testimony for litigation involving corporate appraisal methodology.

Prior to joining the firm, Dennis received broad-based experience in the securities industry. He worked as an Allocations Specialist for Merrill Lynch & Company, supporting their mortgage-backed securities trading desk in New York and for Sandler O'Neill & Partners.

Dennis graduated Magna Cum Laude from Babson College with a triple-major in Finance, Investments and Economics. He is a CFA Charterholder and a member of the New York Society of Security Analysts.



Dennis E. Gibney, CFA

Managing Director

EXHIBIT 2.
CONSOLIDATED STATEMENTS OF CONDITION (IN THOUSANDS)

	March 31, 2006 (Unaudited)	December 31, 2005	December 31, 2004
ASSETS			
Cash and due from banks	$ 6,085	$ 3,761	$ 7,586
Interest-earning demand deposits in other banks	21,169	42,325	36,136
Total cash and cash equivalents	27,254	46,086	43,722
Interest-earning time deposits in other banks	600	600	3,174
Investment securities available-for-sale	130,585	141,783	145,021
Mortgage related securities available-for-sale	198,475	187,721	185,178
Loans held for sale	2,704	357	-
Loans, net of allowance for loan losses 2006 and 2005 - $8,349; 2004 - $14,391	355,729	366,393	482,606
Federal Home Loan Bank stock, at cost	3,966	4,146	5,501
Assets acquired through foreclosure	-	107	-
Bank-owned life insurance	11,001	10,897	10,472
Premises and equipment	14,641	14,153	14,603
Accrued interest and dividends receivable	3,281	3,301	3,269
Mortgage servicing rights	1,169	1,168	637
Deferred tax asset, net	2,955	2,811	3,970
Other assets	1,690	1,768	1,652
Total assets	$754,050	$ 781,291	$ 899,805
LIABILITIES AND EQUITY			
LIABILITIES			
Deposits	$655,892	$ 682,307	$ 805,250
Federal Home Loan Bank advances	30,000	30,000	30,000
Advances from borrowers for taxes and insurance	2,032	2,503	3,096
Accrued interest payable	273	268	308
Accrued expenses and other liabilities	2,582	2,692	1,961
Total liabilities	690,779	717,770	840,615
Commitments and contingencies (see Note 10)			
EQUITY			
Retained earnings	66,179	65,911	59,951
Accumulated other comprehensive loss, net	(2,908)	(2,390)	(761)
Total equity	63,271	63,521	59,190
Total liabilities and equity	$754,050	$ 781,291	$ 899,805

The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 3
CONSOLIDATED STATEMENTS OF OPERATIONS (IN THOUSANDS)

	Three Months Ended March 31,		Years Ended December 31,		
	2006	2005	2005	2004	2003
	(Unaudited)				
INTEREST INCOME					
Interest and fees on loans	$5,425	$7,328	$25,722	$27,386	$26,621
Interest on mortgage related securities	1,886	1,434	5,641	5,178	4,409
Interest on investment securities available-for-sale:					
Taxable	910	823	3,061	3,093	2,873
Non-taxable	206	189	754	704	561
Dividend income	193	233	874	694	546
Other interest income	263	182	1,549	511	523
Total Interest Income	8,883	10,189	37,601	37,566	35,533
INTEREST EXPENSE					
Deposits	4,485	4,852	19,212	18,204	19,152
Advances from the Federal Home Loan Bank	366	366	1,485	1,489	1,510
Total Interest Expense	4,851	5,218	20,697	19,693	20,662
Net Interest Income	4,032	4,971	16,904	17,873	14,871
Provision (credit) for loan losses	-	-	(6,025)	12,282	30
Net Interest Income after Provision (Credit) for Loan Losses	4,032	4,971	22,929	5,591	14,841
NONINTEREST INCOME					
Service charges and other fee income	194	186	775	937	902
Net gain (loss) on sale of:					
Loans	(12)	6	567	279	1,945
Assets acquired through foreclosure	85	-	6	24	-
Fixed assets	-	-	(161)	(4)	(20)
Mortgage related securities	-	-	108	28	-
Securities (losses) gains and impairment (losses), net	(17)	59	(917)	141	440
Income on bank-owned life insurance	104	104	448	447	25
Other	74	89	388	427	113
Total Noninterest Income	428	444	1,214	2,279	3,405
NONINTEREST EXPENSES					
Salaries, benefits and other compensation	2,095	2,120	7,442	5,875	5,205
Occupancy expense	349	476	1,740	1,499	1,447
Furniture and equipment expense	184	173	814	687	750
Data processing costs	329	319	1,452	1,242	1,038
Professional fees	480	146	1,127	419	481
Marketing expense	82	101	373	407	322
FDIC premiums	341	28	765	115	114
Other	326	425	1,495	1,109	1,601
Total Noninterest Expenses	4,186	3,788	15,208	11,353	10,958
Income (Loss) before Income Taxes	274	1,627	8,935	(3,483)	7,288
INCOME TAX PROVISION (BENEFIT)	6	460	2,975	(1,595)	2,497
Net Income (Loss)	$ 268	$1,167	$5,960	$ (1,888)	$4,791

The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 4

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2005, 2004 and 2003
and the Three Months Ended March 31, 2006

	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
		(In Thousands)	
BALANCE - DECEMBER 31, 2002	$57,048	$1,713	$58,761
Net income	4,791	-	4,791
Net change in unrealized gains on securities available-for-sale, net of taxes	-	(1,221)	(1,221)
BALANCE - DECEMBER 31, 2003	$61,839	$492	$62,331
Net loss	(1,888)	-	(1,888)
Net change in unrealized losses on securities available-for-sale, net of taxes	-	(1,253)	(1,253)
BALANCE - DECEMBER 31, 2004	$59,951	$(761)	$59,190
Net income	5,960	-	5,960
Net change in unrealized losses on securities available-for-sale, net of taxes	-	(1,629)	(1,629)
BALANCE - DECEMBER 31, 2005	$65,911	$(2,390)	$63,521
Net income (unaudited)	268	-	268
Net change in unrealized losses on securities available-for-sale, net of taxes (unaudited)	-	(518)	(518)
BALANCE - MARCH 31, 2006 (UNAUDITED)	$66,179	$(2,908)	$63,271

The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 5
CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)

	Three Months Ended March 31,		Years Ended December 31,		
	2006	2005	2005	2004	2003
	(Unaudited)				
CASH FLOWS FROM OPERATING ACTIVITIES					
Net income (loss)	$268	$1,167	$5,960	$(1,888)	$4,791
Adjustments to reconcile net income (loss) to net cash (used) provided by operating activities:					
Provision (credit) for loan losses	-	-	(6,025)	12,282	30
Provision for depreciation	233	272	1,193	1,046	1,060
Net amortization of securities premiums and discounts	579	453	1,895	2,032	5,642
Provision for deferred income taxes	139	1,722	2,025	(4,020)	1,184
Origination of loans held for sale	(5,706)	-	(357)	-	-
Proceeds from sale of loans held for sale	3,340	-	-	-	-
Net realized losses (gains) on sales of assets acquired through foreclosure and fixed assets	(85)	-	155	(20)	20
Net realized (gain) loss on sales of mortgage related securities	-	-	(108)	(28)	-
Net loss (gain) on sale and impairment of securities	17	(59)	917	(141)	(440)
Net loss (gain) on sales of loans and loans held for sale	12	(6)	(567)	(279)	(1,945)
Earnings on investment in bank-owned life insurance	(104)	(104)	(448)	(447)	(25)
(Increase) decrease in mortgage servicing rights	(1)	11	(531)	(418)	(219)
(Increase) decrease in accrued interest and dividends receivable and other assets	14	(919)	(991)	1,828	(2,141)
Increase (decrease) in accrued interest payable, accrued expenses and other liabilities	192	(648)	3,555	1,328	(301)
Net Cash (Used) Provided by Operating Activities	(1,102)	1,889	6,673	11,275	7,656
CASH FLOWS FROM INVESTING ACTIVITIES					
Net maturities (purchases) of interest earning time deposits in other banks	-	1,549	2,574	1,218	(1,592)
Investment securities available for sale securities:					
Purchases	(26,785)	(167)	(17,231)	(67,946)	(155,809)
Proceeds from sales	17,207	2,059	17,409	14,778	12,560
Proceeds from maturities, calls and principal repayments	20,990	-	1,063	64,819	87,034
Mortgage related securities - AFS:					
Purchases	(27,417)	(25,878)	(92,637)	(89,784)	(129,257)
Proceeds from sale	-	9,808	9,976	2,658	-
Proceeds from maturities, calls and principal repayments	15,038	13,522	74,918	76,715	153,149
Net (increase) decrease in loans	10,664	1,446	38,920	(125,842)	(47,560)
Proceeds from sales of loans	-	554	83,784	45,671	45,153
Net (increase) decrease in Federal Home Loan Bank stock	180	1,089	1,355	(559)	(1,197)
Purchases of premises and equipment	(721)	(419)	(904)	(2,605)	(2,481)
Purchase of bank-owned life insurance	-	-	-	-	(10,000)
Proceeds from sales of assets acquired through foreclosure	-	-	-	107	-
Net Cash Provided (Used) by Investing Activities	9,156	3,563	119,227	(80,770)	(50,000)
CASH FLOWS FROM FINANCING ACTIVITIES					
Net increase (decrease) in deposits	(26,415)	(18,640)	(122,943)	81,412	28,828
Decrease in advances from borrowers for taxes and insurance	(471)	(637)	(593)	(217)	(591)
Net Cash (Used) Provided by Financing Activities	(26,886)	(19,277)	(123,536)	81,195	28,237
Net Increase (Decrease) in Cash and Cash Equivalents	(18,832)	(13,825)	2,364	11,700	(14,107)
CASH AND CASH EQUIVALENTS – BEGINNING	46,086	43,722	43,722	32,022	46,129
CASH AND CASH EQUIVALENTS – ENDING	$27,254	$29,897	$ 46,086	$ 43,722	$32,022
SUPPLEMENTARY CASH FLOWS INFORMATION					
Interest paid	$4,846	$4,648	$20,737	$ 19,617	$20,688
Income taxes paid	170	-	$1,441	$ 1,242	$2,066
Transfers of loans to assets acquired through foreclosure	-	-	$107	-	$83
Net change in other comprehensive income	(518)	(1,352)	$(1,629)	$(1,253)	$(1,221)

The accompanying notes are an integral part of these consolidated financial statements.

Exhibit 6
Fox Chase Bank
Net Income Reconciliation
For the Twelve Months Ended March 31, 2006

Description		Net Income ($ in 000's)
06/30/05 SO Net Income	$	1,555
09/30/05 SO Net Income		1,598
12/31/05 SO Net Income (Amended)		1,975
03/31/06 SO Net Income		269
Net Income for 12 Months Ended 3/31/06	$	5,397
Financial Statements:		
Net Income for 12 Months Ended 3/31/06	$	5,061
Variance - Adjustment to tax expense for 3/31/05 quarter allocated over remaining 2005 quarters.	$	(336)

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	M&A Target? Yes/No	State	Region	Total Assets LTM ($000)	Net Income LTM ($000)	ROAE LTM (%)
Starting Group - 67 MHCs									
Eliminate 29 Listed OTC or Pink Sheets - 38 Remain									
AF Financial Group, Inc. (MHC)	ASFE	OTC BB	10/07/1996	No	NC	SE	223,264	915	6.92
AJS Bancorp, Inc. (MHC)	AJSB	OTC BB	12/27/2001	No	IL	MW	258,276	980	3.42
Alamogordo Financial Corp. (MHC)	ALMG	OTC BB	05/16/2000	No	NM	SW	156,841	604	2.17
BV Financial, Inc. (MHC)	BVFL	OTC BB	01/14/2005	No	MD	MA	129,531	509	2.75
Citizens Community Bancorp (MHC)	CZWI	OTC BB	03/30/2004	No	WI	MW	256,625	716	2.77
Eagle Bancorp (MHC)	EBMT	OTC BB	04/05/2000	No	MT	WE	217,121	1,719	7.70
Equitable Financial Corp. (MHC)	EQFC	OTC BB	11/09/2005	No	NE	MW	NA	NA	NA
Eureka Financial Corporation (MHC)	EKFC	OTC BB	01/07/1999	No	PA	MA	94,453	1,080	5.67
First Federal of South Carolina, FSB (MHC)	FSGB	Pink Sheet	11/14/1994	No	SC	SE	113,356	586	6.02
Flatbush Federal Bancorp, Inc. (MHC)	FLTB	OTC BB	10/21/2003	No	NY	MA	149,706	309	1.92
Georgetown Bancorp, Inc. (MHC)	GTWN	OTC BB	01/06/2005	No	MA	NE	166,522	-238	-1.24
Greenville Federal Financial Corporation (MHC)	GVFF	OTC BB	01/05/2006	No	OH	MW	132,625	766	5.18
Guaranty Financial, MHC	GFCJ	Pink Sheet	06/21/1993	No	WI	MW	1,923,543	2,233	1.42
Home Federal Bancorp, Inc. of Louisiana (MHC)	HFBL	OTC BB	01/21/2005	No	LA	SW	115,160	924	2.97
Liberty Savings Bank, FSB (MHC)	LBTM	OTC BB	08/23/1993	No	MO	MW	258,290	1,381	6.57
Lincoln Park Bancorp (MHC)	LPBC	OTC BB	12/20/2004	No	NJ	MA	94,747	542	4.10
Mid-Southern Savings Bank, FSB (MHC)	MSVB	OTC BB	04/09/1998	No	IN	MW	158,584	1,232	7.68
Minden Bancorp, Inc. (MHC)	MDNB	OTC BB	07/02/2002	No	LA	SW	115,335	1,408	7.49
Mutual Federal Bancorp Inc. (MHC)	MFDB	OTC BB	04/06/2006	No	IL	MW	NA	NA	NA
North Penn Bancorp, Inc. (MHC)	NPEN	OTC BB	06/02/2005	No	PA	MA	110,220	-70	-0.56
Osage Federal Financial Inc. (MHC)	OFFO	OTC BB	04/01/2004	No	OK	SW	107,883	623	4.58
Ottawa Savings Bancorp, Inc. (MHC)	OTTW	OTC BB	07/15/2005	No	IL	MW	184,480	1,689	10.03
Seneca-Cayuga Bancorp, Inc. (MHC)	SCAY	OTC BB	07/11/2006	No	NY	MA	NA	NA	NA
Service Bancorp Inc. (MHC)	SERC	OTC BB	10/08/1998	No	MA	NE	387,851	1,997	7.45
SFSB Inc. (MHC)	SFBI	OTC BB	12/31/2004	No	MD	MA	174,010	187	0.82
Wake Forest Bancshares, Inc. (MHC)	WAKE	OTC BB	04/03/1996	No	NC	SE	100,520	1,398	8.03
Wawel Savings Bank (MHC)	WAWL	OTC BB	04/01/2004	No	NJ	MA	81,113	1,094	7.59
Webster City Federal Bancorp (MHC)	WCFB	Pink Sheet	08/15/1994	No	IA	MW	100,847	1,006	5.07
Westborough Financial Services, Inc. (MHC)	WFSM	OTC BB	02/16/2000	No	MA	NE	302,535	162	0.57

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	M&A Target? Yes/No	State	Region	Total Assets LTM ($000)	Net Income LTM ($000)	ROAE LTM (%)
Eliminate 11 Located Outside the Northeast - 27 Remain									
Atlantic Coast Federal Corporation (MHC)	ACFC	NASDAQ	10/05/2004	No	GA	SE	770,519	5,013	5.16
Capitol Federal Financial (MHC)	CFFN	NASDAQ	04/01/1999	No	KS	MW	8,252,195	55,904	6.47
Charter Financial Corp. (MHC)	CHFN	NASDAQ	10/17/2001	No	GA	SE	1,100,952	13,912	5.29
Cheviot Financial Corp. (MHC)	CHEV	NASDAQ	01/06/2004	No	OH	MW	293,594	1,975	2.58
Heritage Financial Group (MHC)	HBOS	NASDAQ	06/30/2005	No	GA	SE	381,337	2,884	4.16
Home Federal Bancorp, Inc. (MHC)	HOME	NASDAQ	12/07/2004	No	ID	WE	747,296	6,528	6.30
Jacksonville Bancorp, Inc. (MHC)	JXSB	NASDAQ	04/21/1995	No	IL	MW	258,000	1,108	5.48
Kentucky First Federal Bancorp (MHC)	KFFB	NASDAQ	03/03/2005	No	KY	MW	262,234	1,860	2.86
K-Fed Bancorp (MHC)	KFED	NASDAQ	03/31/2004	No	CA	WE	766,907	5,083	5.53
United Community Bancorp (MHC)	UCBA	NASDAQ	03/31/2006	No	IN	MW	366,354	883	NA
Wauwatosa Holdings, Inc. (MHC)	WAUW	NASDAQ	10/05/2005	No	WI	MW	1,557,663	8,159	4.64
Eliminate 10 Recent Conversions - 17 Remain									
Brooklyn Federal Bancorp, Inc. (MHC)	BFSB	NASDAQ	04/06/2005	No	NY	MA	360,375	4,116	5.62
FedFirst Financial Corp. (MHC)	FFCO	NASDAQ	04/07/2005	No	PA	MA	271,868	-90	-0.20
Rockville Financial, Inc. (MHC)	RCKB	NASDAQ	05/23/2005	No	CT	NE	1,115,920	4,458	3.19
Colonial Bankshares, Inc. (MHC)	COBK	NASDAQ	06/30/2005	No	NJ	MA	343,882	1,728	5.16
United Financial Bancorp, Inc. (MHC)	UBNK	NASDAQ	07/13/2005	No	MA	NE	947,569	4,357	4.03
Investors Bancorp, Inc. (MHC)	ISBC	NASDAQ	10/12/2005	No	NJ	MA	5,232,861	15,733	2.50
Magyar Bancorp, Inc. (MHC)	MGYR	NASDAQ	01/24/2006	No	NJ	MA	NA	NA	NA
Lake Shore Bancorp, Inc. (MHC)	LSBK	NASDAQ	04/04/2006	No	NY	MA	NA	NA	NA
Northeast Community Bancorp, Inc. (MHC)	NECB	NASDAQ	07/06/2006	No	NY	MA	NA	NA	NA
Roma Financial Corporation (MHC)	ROMA	NASDAQ	07/12/2006	No	NJ	MA	NA	NA	NA
Eliminate 3 With Assets Greater than $2.0B - 14 Remain									
Kearny Financial Corp (MHC)	KRNY	NASDAQ	02/24/2005	No	NJ	MA	2,034,193	15,820	3.14
Northwest Bancorp, Inc. (MHC)	NWSB	NASDAQ	11/07/1994	No	PA	MA	6,528,376	58,768	10.05
People's Bank (MHC)	PBCT	NASDAQ	07/06/1988	No	CT	NE	11,081,100	140,500	11.14
Eliminate 3 With Assets Less than $350M - 11 Remain									
Gouverneur Bancorp Inc. (MHC)	GOV	AMEX	03/23/1999	No	NY	MA	126,053	1,223	6.53
Greene County Bancorp Inc. (MHC)	GCBC	NASDAQ	12/30/1998	No	NY	MA	299,231	2,414	7.35
Pathfinder Bancorp, Inc. (MHC)	PBHC	NASDAQ	11/16/1995	No	NY	MA	303,754	553	2.60
Eliminate 1 Undertaking a Full Second Step - 10 Remaining									
Westfield Financial Inc. (MHC)	WFD	AMEX	12/28/2001	No	MA	NE	822,571	6,021	5.14

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	M&A Target? Yes/No	State	Region	Total Assets LTM ($000)	Net Income LTM ($000)	ROAE LTM (%)
Resulting Comparable Group of 10 Institutions									
Abington Community Bancorp, Inc. (MHC)	ABBC	NASDAQ	12/17/2004	No	PA	MA	855,442	6,638	5.61
BCSB Bankcorp, Inc. (MHC)	BCSB	NASDAQ	07/08/1998	No	MD	MA	808,679	414	0.99
Clifton Savings Bancorp, Inc. (MHC)	CSBK	NASDAQ	03/04/2004	No	NJ	MA	834,880	3,667	1.83
Greater Delaware Valley Savings Bank (MHC)	ALLB	NASDAQ	03/03/1995	No	PA	MA	391,135	1,185	3.45
Naugatuck Valley Financial Corp. (MHC)	NVSL	NASDAQ	10/01/2004	No	CT	NE	366,153	1,972	3.80
Ocean Shore Holding Company (MHC)	OSHC	NASDAQ	12/22/2004	No	NJ	MA	556,813	3,034	4.98
Oneida Financial Corp. (MHC)	ONFC	NASDAQ	12/30/1998	No	NY	MA	426,231	3,810	7.18
Prudential Bancorp, Inc. of Pennsylvania (MHC)	PBIP	NASDAQ	03/30/2005	No	PA	MA	450,676	3,841	4.20
PSB Holdings, Inc. (MHC)	PSBH	NASDAQ	10/05/2004	No	CT	NE	429,749	2,256	4.31
SI Financial Group Inc. (MHC)	SIFI	NASDAQ	10/01/2004	No	CT	NE	723,787	3,290	4.06

Exhibit 8

Selected Financial Data

Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)
		Corporate					*Key Financial Data for the Most Recent Period End*						*Capital for the Most Recent Period End*				
	Comparable Thrift Data																
ABBC	Abington Community Bancorp, Inc. (MHC)	NASDAQ	Jenkintown	PA	13	12/17/2004	855,442	103.60	62.13	29.68	59.97	25.34	13.49	13.49	-	13.96	13.66
BCSB	BCSB Bankcorp, Inc. (MHC)	NASDAQ	Baltimore	MD	18	07/08/1998	808,679	75.85	57.41	34.69	75.69	18.46	4.92	4.61	6.46	6.96	5.25
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	Clifton	NJ	10	03/04/2004	834,880	70.80	48.50	46.91	68.51	6.93	23.69	23.69	-	17.34	23.84
ALLB	Greater Delaware Valley Savings Bank (MHC)	NASDAQ	Broomall	PA	9	03/03/1995	391,135	75.63	58.09	32.50	76.82	13.42	8.60	8.60	-	9.00	9.28
NVSL	Naugatuck Valley Financial Corp. (MHC)	NASDAQ	Naugatuck	CT	6	10/01/2004	366,153	103.93	72.42	18.28	69.69	15.43	13.97	13.92	0.42	11.21	14.50
OSHC	Ocean Shore Holding Company (MHC)	NASDAQ	Ocean City	NJ	7	12/22/2004	556,813	98.92	75.09	15.79	75.91	12.12	11.01	11.01	-	10.35	11.34
ONFC	Oneida Financial Corp. (MHC)	NASDAQ	Oneida	NY	10	12/30/1998	426,231	77.63	55.51	30.65	71.51	14.87	12.75	9.57	27.57	9.16	13.23
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	NASDAQ	Philadelphia	PA	6	03/30/2005	450,676	56.83	43.26	52.31	76.12	3.06	20.01	20.01	-	20.09	20.14
PSBH	PSB Holdings, Inc. (MHC)	NASDAQ	Putnam	CT	6	10/05/2004	429,749	63.84	43.06	49.84	67.44	20.24	11.62	9.87	16.69	7.94	11.96
SIFI	SI Financial Group Inc. (MHC)	NASDAQ	Willimantic	CT	18	10/01/2004	723,787	103.77	75.62	17.63	72.87	15.20	11.04	10.94	0.99	9.01	11.58
	Average						584,355	83.08	59.11	32.83	71.45	14.51	13.11	12.57	5.21	11.50	13.48
	Median						503,745	76.74	57.75	31.58	72.19	15.04	12.19	10.98	0.21	9.76	12.60
	Maximum						855,442	103.93	75.62	52.31	76.82	25.34	23.69	23.69	27.57	20.09	23.84
	Minimum						366,153	56.83	43.06	15.79	59.97	3.06	4.92	4.61	-	6.96	5.25
	Fox Chase Bank		Hatboro	PA	9		754,050	55.51	47.18	43.64	86.98	3.98	8.39	8.39	-	8.72	9.50
	Variance to the Comparable Median						250,306	(21.23)	(10.57)	12.06	14.79	(11.06)	(3.79)	(2.58)	(0.21)	(1.04)	(3.10)

Exhibit 8

Selected Financial Data

Ticker	Short Name	Asset Quality for the Most Recent Period End						LTM Profitability			
		NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	Return on Avg Assets (%)	Core Return on Avg Assets (%)	Return on Avg Equity (%)	Core Return on Avg Equity (%)
	Comparable Thrift Data										
ABBC	Abington Community Bancorp, Inc. (MHC)	0.03	788.52	0.02	0.16	0.27	370.00	0.81	0.81	5.61	5.65
BCSB	BCSB Bankcorp, Inc. (MHC)	0.06	954.80	0.03	0.71	0.58	948.06	0.05	(0.01)	0.99	(0.17)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	-	NM	-	0.01	0.31	NM	0.43	0.44	1.83	1.86
ALLB	Greater Delaware Valley Savings Bank (MHC)	0.48	244.09	0.28	3.27	1.18	140.28	0.31	0.34	3.45	3.85
NVSL	Naugatuck Valley Financial Corp. (MHC)	0.15	482.59	0.11	0.79	0.73	482.59	0.60	0.59	3.80	3.74
OSHC	Ocean Shore Holding Company (MHC)	0.07	609.03	0.05	0.49	0.44	609.03	0.55	0.55	4.98	4.98
ONFC	Oneida Financial Corp. (MHC)	0.03	NM	0.03	0.24	0.87	NM	0.88	0.83	7.18	6.81
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	-	NM	-	-	0.29	187.88	0.86	0.87	4.20	4.23
PSBH	PSB Holdings, Inc. (MHC)	0.04	NM	0.02	0.14	0.80	NM	0.61	0.57	4.31	4.02
SIFI	SI Financial Group Inc. (MHC)	0.03	NM	0.02	0.21	0.72	NM	0.49	0.48	4.06	3.97
	Average	0.09	615.81	0.06	0.60	0.62	456.31	0.56	0.55	4.04	3.89
	Median	0.04	609.03	0.03	0.23	0.65	426.30	0.58	0.56	4.13	4.00
	Maximum	0.48	954.80	0.28	3.27	1.18	948.06	0.88	0.87	7.18	6.81
	Minimum	-	244.09	-	-	0.27	140.28	0.05	(0.01)	0.99	(0.17)
	Fox Chase Bank	1.23	186.82	0.59	7.06	2.29	186.82	0.61	0.21	7.91	2.68
	Variance to the Comparable Median	1.20	(422.21)	0.57	6.84	1.64	(239.47)	0.04	(0.35)	3.78	(1.32)

Exhibit 8

Selected Financial Data

Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth LTM (%)	Loan Growth LTM (%)	Deposit Growth LTM (%)	Market Value ($)	Stock Price ($)	Price High ($)	Price Low ($)	Book Value ($)	Tangible Book Value ($)
		LTM Income Statement								*Growth*			*Market Data*					
	Comparable Thrift Data																	
ABBC	Abington Community Bancorp, Inc. (MHC)	5.43	NA	NA	2.77	0.36	1.85	62.15	56.92	14.34	27.54	21.57	227.00	14.50	15.72	13.31	7.36	7.36
BCSB	BCSB Bankcorp, Inc. (MHC)	NA	NA	NA	2.02	0.19	2.12	98.73	98.60	2.32	13.14	4.37	67.40	11.40	13.40	10.55	6.72	6.29
CSBK	Clifton Savings Bancorp, Inc. (MHC)	4.29	2.77	1.52	2.16	0.03	1.42	66.44	65.94	(0.83)	13.98	2.79	329.90	10.96	11.07	10.16	6.53	6.53
ALLB	Greater Delaware Valley Savings Bank (MHC)	NA	NA	NA	2.94	0.34	2.80	88.97	87.64	0.85	7.53	1.23	85.70	24.90	28.95	24.00	9.77	9.77
NVSL	Naugatuck Valley Financial Corp. (MHC)	NA	NA	NA	3.70	0.48	3.14	80.81	78.09	29.32	24.81	31.18	82.50	10.85	11.80	10.17	6.73	6.70
OSHC	Ocean Shore Holding Company (MHC)	5.42	2.69	2.73	3.06	0.42	2.26	70.05	65.58	4.66	19.94	1.54	111.00	12.67	13.00	12.05	7.00	7.00
ONFC	Oneida Financial Corp. (MHC)	5.58	2.49	3.09	3.46	2.78	4.61	78.84	59.46	0.90	9.79	0.42	86.60	11.35	12.18	9.75	7.12	5.16
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	5.24	NA	NA	2.89	0.14	1.64	56.25	54.03	0.53	18.38	2.00	163.50	13.29	14.40	12.85	7.30	7.30
PSBH	PSB Holdings, Inc. (MHC)	NA	NA	NA	2.94	0.50	2.49	74.44	69.87	29.56	15.83	27.28	70.10	10.40	11.29	10.39	7.41	6.17
SIFI	SI Financial Group Inc. (MHC)	5.62	NA	NA	3.50	1.04	3.52	80.66	74.54	15.38	24.29	12.96	139.10	11.16	11.16	10.76	6.39	6.33
	Average	5.26	2.65	2.45	2.94	0.63	2.59	75.73	71.07	9.70	17.52	10.53	136.28	13.15	14.30	12.40	7.23	6.86
	Median	5.43	2.69	2.73	2.94	0.39	2.38	76.64	67.91	3.49	17.11	3.58	98.80	11.38	12.59	10.66	7.06	6.62
	Maximum	5.62	2.77	3.09	3.70	2.78	4.61	98.73	98.60	29.56	27.54	31.18	329.90	24.90	28.95	24.00	9.77	9.77
	Minimum	4.29	2.49	1.52	2.02	0.03	1.42	56.25	54.03	(0.83)	7.53	0.42	67.40	10.40	11.07	9.75	6.39	5.16
	Fox Chase Bank	4.59	2.86	1.72	2.02	0.15	1.93	95.14	94.76	(14.30)	(26.30)	(17.10)	111.00	NA	NA	NA	NA	NA
	Variance to the Comparable Median	(0.84)	0.17	(1.01)	(0.92)	(0.24)	(0.45)	18.50	26.85	(17.79)	(43.41)	(20.68)	12.20	NA	NA	NA	NA	NA

Exhibit 8

Selected Financial Data

Ticker	Short Name	Dividends: Current Dividend Yield (%)	Dividends: LTM Dividend Payout Ratio (%)	Current Pricing Data as of 7/19/06: Price/ Earnings (x)	Price/ Core Earnings (x)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Price/ Assets (%)	Productivity: Full Time Equivalent Employees LTM
	Comparable Thrift Data										
ABBC	Abington Community Bancorp, Inc. (MHC)	1.66	50.00	33.00	32.90	34.50	34.30	196.90	196.90	26.56	NA
BCSB	BCSB Bankcorp, Inc. (MHC)	4.39	714.29	NM	142.50	NM	NM	169.60	181.30	8.33	NA
CSBK	Clifton Savings Bancorp, Inc. (MHC)	1.82	153.85	NM	91.30	NM	82.80	167.90	167.90	39.76	93
ALLB	Greater Delaware Valley Savings Bank (MHC)	1.45	105.88	56.60	56.60	NM	65.00	254.80	254.80	21.91	NA
NVSL	Naugatuck Valley Financial Corp. (MHC)	1.84	69.23	45.20	45.20	41.70	42.50	161.30	161.90	22.53	99
OSHC	Ocean Shore Holding Company (MHC)	-	-	39.60	39.60	36.20	36.20	181.00	181.00	19.93	112
ONFC	Oneida Financial Corp. (MHC)	4.05	91.84	23.70	24.20	23.20	24.40	159.40	220.10	20.32	240
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	1.20	50.00	41.50	41.50	41.50	41.30	182.20	182.20	36.46	NA
PSBH	PSB Holdings, Inc. (MHC)	2.31	NA	32.50	37.90	NA	NA	140.40	168.50	16.31	NA
SIFI	SI Financial Group Inc. (MHC)	1.43	50.00	39.90	39.90	39.90	40.70	174.60	176.40	19.27	237
	Average	2.02	142.79	39.00	55.16	36.17	45.90	178.81	189.10	23.14	156
	Median	1.74	69.23	39.75	40.70	38.05	41.00	172.10	181.15	21.12	112
	Maximum	4.39	714.29	56.60	142.50	41.70	82.80	254.80	254.80	39.76	240
	Minimum	-	-	23.70	24.20	23.20	24.40	140.40	161.90	8.33	93
	Fox Chase Bank	-	-	NM	NM	NM	NM	NM	NM	NM	64
	Variance to the Comparable Median	(1.74)	(69.23)	NA	NA	NA	NA	NA	NA	NA	(48)

Exhibit 8

Selected Financial Data

Ticker	Short Name	Income							
		Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ	Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM
	Comparable Thrift Data								
ABBC	Abington Community Bancorp, Inc. (MHC)	1,747	1,748	0.11	0.11	6,638	6,684	0.42	0.42
BCSB	BCSB Bankcorp, Inc. (MHC)	114	114	0.02	0.02	414	-72	0.07	(0.01)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	882	882	0.03	0.03	3,667	3,735	0.13	0.13
ALLB	Greater Delaware Valley Savings Bank (MHC)	382	382	0.11	0.11	1,185	1,318	0.34	0.38
NVSL	Naugatuck Valley Financial Corp. (MHC)	470	470	0.06	0.06	1,972	1,941	0.26	0.26
OSHC	Ocean Shore Holding Company (MHC)	703	703	0.08	0.08	3,034	3,035	0.35	0.35
ONFC	Oneida Financial Corp. (MHC)	928	908	0.12	0.12	3,810	3,612	0.49	0.47
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	955	955	0.08	0.08	3,841	3,866	0.32	0.32
PSBH	PSB Holdings, Inc. (MHC)	531	455	0.08	0.07	2,256	2,103	NA	NA
SIFI	SI Financial Group Inc. (MHC)	795	795	0.07	0.07	3,290	3,218	0.28	0.27
	Average	751	741	0.08	0.08	3,011	2,944	0.30	0.29
	Median	749	749	0.08	0.08	3,162	3,127	0.32	0.32
	Maximum	1,747	1,748	0.12	0.12	6,638	6,684	0.49	0.47
	Minimum	114	114	0.02	0.02	414	-72	0.07	(0.01)
	Fox Chase Bank	268	223	NM	NM	5,061	1,719	NM	NM
	Variance to the Comparable Median	(481)	(526)	NA	NA	1,899	(1,408)	NA	NA

Exhibit 9
Industry Multiples
Pricing Data as of July 19, 2006

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Fully Converted Thrifts											
ABCW	Anchor BanCorp Wisconsin Inc.	30.25	663.60	14.30	14.20	14.90	15.00	205.90	219.60	15.46	2.12	31.53
ABNJ	American Bancorp of New Jersey, Inc.	11.90	168.60	59.50	59.50	NM	64.20	131.10	131.10	32.66	1.34	97.06
AF	Astoria Financial Corporation	31.22	3,188.20	15.90	14.90	14.30	14.10	230.10	268.00	13.55	3.07	40.37
ASBI	Ameriana Bancorp	13.26	42.60	47.40	47.40	28.20	27.20	119.80	122.70	9.61	4.83	136.17
BBX	BankAtlantic Bancorp, Inc.	13.77	779.20	31.30	39.40	19.10	15.90	162.20	193.60	13.31	1.10	21.11
BFBC	Benjamin Franklin Bancorp, Inc.	14.00	118.80	21.90	21.90	NA	NA	103.40	158.00	12.55	0.86	NA
BFF	BFC Financial Corporation	6.34	230.00	NM	NM	28.80	NA	139.00	293.20	3.11	-	-
BFIN	BankFinancial Corporation	17.20	420.80	30.70	31.70	NA	NA	126.30	133.90	25.61	1.40	NA
BHLB	Berkshire Hills Bancorp, Inc.	34.40	296.10	15.60	16.80	38.20	20.30	119.50	199.30	14.39	1.63	77.78
BKMU	Bank Mutual Corporation	12.25	736.70	34.00	34.00	31.40	32.40	143.40	161.00	21.02	2.29	69.23
BKUNA	BankUnited Financial Corporation	31.05	1,115.00	12.50	12.60	14.80	14.90	161.10	167.90	8.84	0.06	0.95
BOFI	BofI Holding, Inc.	7.50	63.30	20.80	20.80	21.40	21.40	97.00	97.00	8.99	-	-
BRBI	Blue River Bancshares, Inc.	6.68	23.40	23.90	23.90	14.20	14.40	133.30	166.00	11.07	-	-
BRKL	Brookline Bancorp, Inc.	13.31	819.70	37.00	39.60	37.00	37.60	138.80	150.10	36.54	2.55	205.56
BYFC	Broadway Financial Corporation	10.49	15.70	11.40	11.70	10.30	10.40	104.30	104.30	5.74	1.91	19.61
CASH	Meta Financial Group, Inc.	22.90	57.50	57.30	57.30	NM	NM	136.90	148.90	7.72	2.27	NM
CBNK	Chicopee Bancorp, Inc.	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
CCBI	Commercial Capital Bancorp, Inc.	15.89	956.20	16.60	15.60	14.10	13.90	125.50	290.90	16.50	1.89	26.55
CEBK	Central Bancorp, Inc.	31.88	50.70	22.10	25.80	17.30	19.50	129.40	137.20	9.27	2.26	39.13
CFBK	Central Federal Corporation	8.03	36.50	NM	NM	NM	NM	121.90	121.90	18.55	4.48	NM
CFCP	Coastal Financial Corporation	13.53	265.10	14.70	14.70	15.20	14.80	264.30	264.30	16.11	1.48	21.97
CFFC	Community Financial Corporation	22.20	47.20	12.10	12.10	11.30	11.30	133.90	133.90	11.14	2.16	23.47
CITZ	CFS Bancorp, Inc.	14.73	170.10	33.50	31.50	28.90	29.10	125.00	126.30	13.86	3.26	94.12
CNY	Carver Bancorp, Inc.	17.54	43.90	10.70	10.70	11.90	11.00	90.30	90.30	6.65	1.82	21.77
CSBC	Citizens South Banking Corporation	12.51	103.20	18.40	NA	24.10	NA	122.20	196.70	14.38	2.40	55.77
CTZN	Citizens First Bancorp, Inc.	26.68	224.70	25.70	25.70	23.40	24.30	132.00	142.70	13.18	1.35	31.58
DCOM	Dime Community Bancshares, Inc.	14.16	508.10	14.80	15.30	14.90	13.70	178.80	220.80	16.67	3.95	58.95
DSL	Downey Financial Corp.	69.88	1,946.40	9.90	9.90	10.00	10.00	150.90	151.20	11.14	0.57	5.70
ESBF	ESB Financial Corporation	11.65	151.40	12.70	13.00	17.10	15.30	133.80	222.30	7.97	3.43	58.82
ESBK	Elmira Savings Bank, FSB	27.75	36.80	14.50	14.50	13.20	15.50	160.00	162.30	10.98	2.75	35.06
FBC	Flagstar Bancorp, Inc.	16.00	1,016.00	13.80	12.30	13.00	12.60	129.80	129.80	6.75	3.75	56.91
FBEI	First Bancorp of Indiana, Inc.	18.48	28.70	27.20	27.20	18.70	26.20	100.30	107.40	9.94	3.25	60.61
FBNW	FirstBank NW Corp.	26.75	162.10	18.10	18.10	19.00	19.00	204.60	268.40	19.14	1.50	34.40
FBSI	First Bancshares, Inc.	16.75	26.00	23.30	23.30	NM	NM	96.90	98.20	10.94	0.96	NM
FBTC	First BancTrust Corporation	11.95	28.10	29.90	29.90	23.90	25.10	108.30	112.70	10.28	2.01	48.00
FBTX	Franklin Bank Corp.	20.00	479.60	17.90	17.90	18.20	18.60	138.10	256.90	9.82	-	-
FCAP	First Capital, Inc.	17.75	50.50	13.50	13.50	13.40	13.40	119.30	138.30	11.36	3.48	45.11
FCFL	First Community Bank Corporation of Americ	20.01	76.00	17.90	23.80	21.50	24.40	249.50	253.10	22.18	-	-
FCLF	First Clover Leaf Financial Corporation	10.89	82.70	54.50	54.50	47.40	47.40	218.50	218.50	58.29	2.47	101.04
FDEF	First Defiance Financial Corp.	26.03	185.30	11.80	12.70	12.50	12.70	120.10	160.50	12.23	3.69	45.19
FDT	Federal Trust Corporation	10.56	98.60	20.30	20.30	20.30	20.50	197.80	197.80	11.99	1.86	30.15
FED	FirstFed Financial Corp.	60.28	1,000.90	8.20	8.20	9.80	9.80	165.90	166.70	9.47	-	-
FFBH	First Federal Bancshares of Arkansas, Inc.	22.21	111.60	14.60	17.70	14.70	15.40	144.00	144.00	12.73	2.52	35.76
FFBI	First Federal Bancshares, Inc.	17.94	22.30	37.40	41.10	27.60	34.40	98.80	106.50	5.95	2.68	73.85
FFCH	First Financial Holdings, Inc.	33.55	403.50	13.80	13.90	15.50	15.90	232.00	267.00	15.57	2.86	43.78
FFDF	FFD Financial Corporation	16.50	19.70	17.90	17.90	14.90	17.90	109.00	109.00	12.63	2.91	43.24
FFFD	North Central Bancshares, Inc.	39.25	56.10	12.00	12.00	11.80	11.20	133.30	151.10	11.40	3.36	37.24
FFFL	Fidelity Bankshares, Inc.	34.57	872.80	25.40	25.40	26.40	26.40	296.50	318.60	20.62	0.93	24.43
FFHS	First Franklin Corporation	16.00	27.00	11.80	36.40	21.30	32.40	108.30	108.30	8.93	2.25	46.67
FFIC	Flushing Financial Corporation	17.65	343.70	13.40	13.50	13.50	13.10	191.20	195.50	14.21	2.49	32.06
FFNM	First Federal of Northern Michigan Bancorp, I	9.71	30.60	34.70	34.70	53.90	26.90	82.60	93.60	10.54	2.06	111.11
FFSW	First Federal Banc of the Southwest, Inc.	15.63	62.20	12.20	12.20	12.10	12.10	120.90	136.00	11.25	1.79	21.71
FFSX	First Federal Bankshares, Inc.	21.73	73.40	23.60	23.60	26.80	28.20	108.00	148.60	12.21	1.84	49.38

Exhibit 9
Industry Multiples
Pricing Data as of July 19, 2006

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
FKFS	First Keystone Financial, Inc.	17.20	34.80	NM	NM	NM	NM	127.40	127.40	6.70	2.56	NM
FMCO	FMS Financial Corporation	17.50	114.00	21.90	21.90	18.00	18.00	151.80	155.30	9.29	0.69	12.37
FMSB	First Mutual Bancshares, Inc.	26.57	141.20	13.30	13.30	14.10	14.10	227.70	227.70	13.02	1.51	74.07
FNFG	First Niagara Financial Group, Inc.	14.70	1,624.30	16.00	16.00	16.90	17.10	115.00	258.40	19.31	2.99	48.28
FNFI	First Niles Financial, Inc.	13.52	18.70	18.80	22.80	17.30	26.10	116.00	116.00	18.85	4.73	82.05
FPFC	First Place Financial Corp.	22.71	395.90	18.90	14.40	14.70	13.50	127.10	192.10	12.72	2.47	45.16
FPTB	First PacTrust Bancorp, Inc.	28.30	124.50	26.20	26.20	24.80	24.90	146.70	146.70	14.83	2.19	50.44
FSBI	Fidelity Bancorp, Inc.	19.70	58.40	15.40	16.10	15.60	16.70	138.90	148.80	8.24	2.84	42.06
GAFC	Greater Atlantic Financial Corp.	5.35	16.20	NM	NM	NM	NM	132.80	144.10	5.08	-	-
GDW	Golden West Financial Corporation	74.80	#######	15.00	15.00	15.30	15.30	255.20	255.20	18.09	0.43	7.76
GLK	Great Lakes Bancorp, Inc.	15.70	167.10	NA	NA	NA	NA	NA	NA	NA	-	NA
GSLA	GS Financial Corp.	17.25	22.10	18.80	18.10	NM	NM	82.20	82.20	11.82	2.32	NM
HARB	Harbor Florida Bancshares, Inc.	44.35	1,067.60	20.90	20.90	21.30	21.30	310.80	314.40	33.17	2.48	36.06
HARL	Harleysville Savings Financial Corporation	17.05	66.90	15.20	14.80	14.60	14.20	137.40	137.40	8.56	3.75	53.85
HCBK	Hudson City Bancorp, Inc.	12.99	7,423.50	25.00	25.00	25.00	25.00	138.80	138.80	22.14	2.31	55.77
HCFC	Home City Financial Corporation	15.20	12.70	15.80	15.80	14.90	20.40	93.40	95.10	8.44	2.89	43.14
HFBC	HopFed Bancorp, Inc.	16.43	60.00	12.50	12.60	13.80	14.70	120.50	133.80	9.24	2.92	40.34
HFFC	HF Financial Corp.	17.10	67.50	13.80	13.80	16.00	35.50	121.00	132.80	7.32	2.40	38.05
HIFS	Hingham Institution for Savings	39.50	83.60	16.20	16.10	14.00	14.00	168.90	168.90	13.02	2.03	35.46
HMNF	HMN Financial, Inc.	35.90	158.40	13.20	13.20	13.10	13.10	171.00	178.70	16.01	2.67	35.04
HWFG	Harrington West Financial Group, Inc.	15.95	86.90	10.50	9.20	10.90	10.70	138.60	155.00	7.62	3.13	34.25
IFSB	Independence Federal Savings Bank	8.95	13.90	NM	74.60	NM	NM	96.90	96.90	8.17	-	-
JFBI	Jefferson Bancshares, Inc.	12.70	85.00	39.70	37.30	30.20	30.20	112.60	112.60	27.22	1.89	63.10
KNBT	KNBT Bancorp, Inc.	16.17	468.30	21.30	25.60	21.90	26.20	124.10	197.00	14.87	1.98	37.84
LARL	Laurel Capital Group, Inc.	27.84	55.60	30.30	30.30	27.80	28.00	199.30	224.30	17.64	2.87	80.00
LEGC	Legacy Bancorp, Inc.	15.66	161.40	35.60	36.50	NA	NA	110.00	112.30	20.34	0.77	NA
LNCB	Lincoln Bancorp	18.29	98.50	30.50	30.50	27.30	28.40	99.60	136.90	11.18	3.06	83.58
LSBI	LSB Financial Corp.	27.00	41.50	11.40	11.40	12.30	12.30	124.30	124.30	11.14	2.52	22.83
LSBX	LSB Corporation	16.80	76.20	NM	70.00	21.30	35.60	135.90	135.90	13.93	3.33	70.89
MAFB	MAF Bancorp, Inc.	42.12	1,426.00	14.20	14.20	13.30	13.40	133.70	217.50	12.36	2.37	30.38
MASB	MASSBANK Corp.	32.50	140.80	19.80	21.70	19.20	20.50	135.30	136.70	15.81	3.32	63.31
MCBF	Monarch Community Bancorp, Inc.	11.62	31.00	22.40	22.40	21.50	21.90	77.10	105.90	10.97	2.07	42.59
MFBC	MFB Corp.	31.50	42.30	13.60	13.60	19.70	19.70	110.50	123.00	8.06	1.71	32.50
MFLR	Mayflower Co-operative Bank	12.99	26.90	20.30	20.30	19.10	17.10	145.00	145.50	10.97	3.08	58.82
MFSF	MutualFirst Financial, Inc.	20.06	90.10	13.90	13.90	13.70	13.70	101.90	120.80	9.40	2.79	37.67
MTXC	Matrix Bancorp, Inc.	23.49	177.50	9.20	NA	40.50	NA	165.90	165.90	8.27	-	-
NAL	NewAlliance Bancshares, Inc.	14.19	1,562.20	32.30	28.60	29.00	27.60	117.60	190.90	22.70	1.69	45.92
NASB	NASB Financial, Inc.	33.39	281.10	14.90	14.90	12.40	12.40	185.00	188.70	18.13	2.70	41.82
NDE	IndyMac Bancorp, Inc.	45.39	2,974.20	9.60	9.60	9.60	9.70	181.60	190.90	12.33	4.05	36.52
NEBS	New England Bancshares, Inc.	11.60	62.00	48.30	NA	44.60	45.30	109.10	112.70	24.05	1.03	39.31
NFSB	Newport Bancorp Incorporated	13.10	NA	NA	NA	NA	NA	NA	NA	NA	-	NA
NHTB	New Hampshire Thrift Bancshares, Inc.	16.30	68.70	12.70	12.70	12.20	12.20	146.30	NA	10.24	3.19	37.69
NMIL	NewMil Bancorp, Inc.	40.03	163.00	22.20	18.50	19.40	19.20	311.80	368.70	18.57	2.20	40.78
NTBK	NetBank, Inc.	6.50	301.20	NM	NM	NM	NM	78.30	100.50	6.74	1.23	NM
NYB	New York Community Bancorp, Inc.	16.70	4,925.20	16.70	16.20	16.40	15.00	134.80	355.50	16.51	5.99	98.04
OCFC	OceanFirst Financial Corp.	22.18	277.60	15.40	15.40	14.20	14.30	204.10	205.90	13.80	3.61	51.28
PBCI	Pamrapo Bancorp, Inc.	19.56	97.30	13.60	13.60	12.60	12.70	164.20	164.20	15.06	4.70	58.06
PBNY	Provident New York Bancorp	13.44	570.20	30.60	30.60	27.40	27.10	147.20	262.00	20.76	1.49	39.80
PCBI	Peoples Community Bancorp, Inc.	17.99	79.60	17.30	17.10	29.50	21.80	92.00	129.90	7.52	3.34	98.36
PEDE	Great Pee Dee Bancorp, Inc.	15.28	27.40	15.90	15.30	18.90	18.60	104.00	106.90	12.80	4.19	59.26
PFB	PFF Bancorp, Inc.	35.36	866.10	16.70	16.70	16.80	17.00	238.10	239.00	19.95	1.92	30.48
PFDC	Peoples Bancorp	19.20	62.60	22.90	20.40	17.30	16.90	99.10	103.30	12.82	3.96	68.47
PFED	Park Bancorp, Inc.	31.53	35.50	NM	98.50	NM	111.80	113.30	113.30	14.10	2.28	194.59
PFS	Provident Financial Services, Inc.	17.96	1,230.70	20.40	20.40	20.40	20.50	114.10	192.20	20.47	2.23	40.91

Exhibit 9
Industry Multiples
Pricing Data as of July 19, 2006

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Price/ Core EPS (x)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
PFSB	PennFed Financial Services, Inc.	18.85	244.50	20.50	20.50	17.60	17.10	196.60	196.60	10.86	1.49	26.17
PFSL	Pocahontas Bancorp, Inc.	12.05	55.90	21.50	27.50	17.00	20.50	108.20	147.10	7.58	2.66	45.07
PPBI	Pacific Premier Bancorp, Inc.	12.00	63.20	11.50	11.50	11.00	11.80	143.70	143.70	11.04	-	-
PROV	Provident Financial Holdings, Inc.	29.42	209.50	15.00	15.20	9.50	11.70	152.40	152.40	13.34	2.04	18.65
PRTR	Partners Trust Financial Group, Inc.	10.82	514.90	22.50	22.50	16.20	16.30	99.60	199.30	13.42	2.59	41.79
PULB	Pulaski Financial Corp.	16.80	166.00	14.00	32.40	18.50	22.70	230.10	245.30	18.28	2.02	35.71
PVFC	PVF Capital Corp.	10.20	78.70	17.00	15.90	16.50	15.50	115.20	115.20	8.82	2.90	35.81
PVSA	Parkvale Financial Corporation	29.08	164.80	12.30	12.50	12.60	12.70	136.90	187.30	8.90	2.75	34.78
RIVR	River Valley Bancorp	18.30	29.40	14.80	14.80	16.10	16.10	127.20	127.30	8.98	4.26	68.42
ROME	Rome Bancorp, Inc.	12.75	118.60	35.40	35.70	33.60	35.10	131.90	131.90	39.49	2.35	74.32
RPFG	Rainier Pacific Financial Group, Inc.	18.47	122.50	38.50	42.00	42.00	44.00	133.80	134.10	12.69	1.30	54.55
RVSB	Riverview Bancorp, Inc.	25.82	149.20	14.00	14.00	15.00	15.30	162.60	228.60	19.52	2.94	40.70
SOV	Sovereign Bancorp, Inc.	20.81	9,595.70	NM	12.90	18.90	12.90	116.10	355.30	10.84	1.54	24.58
SSFC	South Street Financial Corp.	9.23	27.30	17.70	17.70	16.80	16.30	106.00	106.00	10.67	4.34	72.73
SUPR	Superior Bancorp	11.08	224.80	69.30	60.10	NM	131.50	210.30	237.20	15.53	-	-
SVBI	Severn Bancorp, Inc.	19.91	182.20	11.30	11.30	11.40	11.70	239.30	240.30	20.95	1.21	12.77
SYNF	Synergy Financial Group, Inc.	15.55	176.70	38.90	38.90	38.90	38.70	188.00	189.60	18.04	1.54	52.50
THRD	TF Financial Corporation	27.41	78.70	14.90	14.90	12.90	12.90	118.80	128.30	10.95	2.77	34.74
TONE	TierOne Corporation	33.53	608.30	15.50	15.60	16.20	16.20	190.60	227.60	18.43	0.84	12.08
TRST	TrustCo Bank Corp NY	11.01	823.90	16.20	16.20	15.30	15.70	384.70	385.70	27.76	5.81	87.50
TSBK	Timberland Bancorp, Inc.	33.09	124.90	15.60	15.60	15.80	15.80	160.70	177.40	22.41	2.18	39.05
TSH	Teche Holding Company	47.99	108.10	14.00	14.40	19.00	19.70	174.60	186.40	15.55	2.33	42.06
UCFC	United Community Financial Corp.	12.34	383.80	14.70	14.70	14.70	14.70	142.70	164.40	14.78	2.92	41.07
WAYN	Wayne Savings Bancshares, Inc.	15.01	50.40	20.90	22.90	30.00	31.50	141.10	151.90	12.42	3.20	96.00
WFSL	Washington Federal, Inc.	22.79	1,988.60	14.20	14.20	14.10	14.10	163.10	171.10	22.59	3.60	49.69
WGBC	Willow Grove Bancorp, Inc.	16.79	250.00	15.60	15.00	21.00	17.90	123.10	256.50	15.50	2.86	60.00
WM	Washington Mutual, Inc.	46.42	#######	11.80	12.90	12.60	12.90	169.10	256.80	12.69	4.48	67.57
WSB	Washington Savings Bank, F.S.B.	8.29	61.60	18.80	18.10	11.70	12.10	104.70	104.70	13.08	-	-
WSFS	WSFS Financial Corporation	61.75	408.10	14.60	14.40	15.30	15.00	221.30	223.00	13.81	0.52	7.16
WVFC	WVS Financial Corp.	16.40	38.30	12.10	12.10	13.30	13.40	131.90	131.90	8.54	3.90	52.03
	All Fully Converted Average		974.29	20.68	22.44	19.35	21.46	148.15	173.34	14.35	2.25	45.43
	All Fully Converted Median		122.50	16.60	16.75	16.65	16.50	133.80	152.40	12.73	2.30	40.78
	All Mutual Holding Companies											
ABBC	Abington Community Bancorp, Inc. (MHC)	14.50	227.00	25.34	25.33	26.49	26.34	101.57	101.57	23.56	1.66	50.00
ACFC	Atlantic Coast Federal Corporation (MHC)	15.56	220.10	34.21	31.44	31.31	30.46	104.71	106.20	24.82	2.57	97.14
BCSB	BCSB Bankcorp, Inc. (MHC)	11.40	67.40	64.70	64.70	67.75	139.08	88.28	91.35	7.97	4.39	714.29
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	12.12	160.30	27.55	NM	27.55	NM	92.45	92.45	35.13	-	-
CFFN	Capitol Federal Financial (MHC)	34.50	2,555.00	31.44	31.44	30.91	30.91	106.48	106.48	26.10	5.80	298.31
CHFN	Charter Financial Corp. (MHC)	38.49	763.30	39.95	39.95	33.21	44.23	97.51	98.22	46.88	4.68	278.57
CHEV	Cheviot Financial Corp. (MHC)	11.82	112.90	41.26	41.26	39.38	39.38	88.80	88.80	32.57	2.37	130.00
CSBK	Clifton Savings Bancorp, Inc. (MHC)	10.96	329.90	54.32	54.32	53.17	52.57	93.15	93.15	33.28	1.82	153.85
COBK	Colonial Bankshares, Inc. (MHC)	12.80	57.90	30.30	30.30	26.24	26.48	92.84	92.84	15.62	-	NA
FFCO	FedFirst Financial Corp. (MHC)	10.13	67.00	45.42	45.42	173.94	58.02	87.14	88.38	22.08	-	-
GOV	Gouverneur Bancorp Inc. (MHC)	12.75	29.20	15.91	20.87	19.53	21.06	87.17	87.17	20.81	2.35	54.72
ALLB	Greater Delaware Valley Savings Bank (MHC	24.90	85.70	33.70	33.70	39.50	37.09	92.89	92.89	19.05	1.45	105.88
GCBC	Greene County Bancorp Inc. (MHC)	15.50	64.20	22.40	21.08	21.52	21.20	100.06	100.06	19.47	2.97	76.27
HBOS	Heritage Financial Group (MHC)	13.35	148.00	30.05	30.05	33.42	33.42	93.90	93.90	31.41	1.50	55.56
HOME	Home Federal Bancorp, Inc. (MHC)	14.35	217.50	31.71	31.71	25.55	26.05	101.36	101.36	25.36	1.53	46.67
ISBC	Investors Bancorp, Inc. (MHC)	13.40	1,558.10	36.04	36.04	56.90	57.26	96.42	96.42	26.16	-	NA
JXSB	Jacksonville Bancorp, Inc. (MHC)	13.64	27.00	18.87	18.87	20.20	20.22	84.43	92.81	10.00	2.20	53.57
KRNY	Kearny Financial Corp (MHC)	14.85	1,080.20	53.14	60.87	40.55	52.31	93.97	101.32	40.30	1.35	95.24
KFFB	Kentucky First Federal Bancorp (MHC)	10.33	88.80	44.59	44.59	34.48	36.40	83.49	97.50	29.21	3.87	130.43

Exhibit 9

Industry Multiples

Pricing Data as of July 19, 2006

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market		Price/		Price/		Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
KFED	K-Fed Bancorp (MHC)	15.04	215.90	29.01	29.01	30.54	30.54	104.03	106.29	24.51	2.13	73.68
LSBK	Lake Shore Bancorp, Inc. (MHC)	10.05	66.50	NM	NM	NM	NM	NM	NM	NM	-	NA
MGYR	Magyar Bancorp, Inc. (MHC)	11.13	65.90	NM	NM	NM	NM	NM	NM	NM	-	NA
NVSL	Naugatuck Valley Financial Corp. (MHC)	10.85	82.50	32.27	32.27	31.18	31.56	91.70	91.93	20.37	1.84	69.23
NECB	Northeast Community Bancorp, Inc. (MHC)	11.06	NA	NM	NM	NM	NM	NM	NM	NM	-	NA
NWSB	Northwest Bancorp, Inc. (MHC)	25.16	1,260.10	16.47	16.47	17.60	17.60	101.12	116.13	17.54	2.54	53.45
OSHC	Ocean Shore Holding Company (MHC)	12.67	111.00	29.82	29.82	28.13	28.12	98.33	98.33	18.25	-	-
ONFC	Oneida Financial Corp. (MHC)	11.35	86.60	19.18	19.54	18.80	19.68	90.44	107.21	18.52	4.05	91.84
PBHC	Pathfinder Bancorp, Inc. (MHC)	12.08	29.80	23.60	23.52	35.83	30.61	80.03	90.17	9.31	3.39	186.36
PBCT	People's Bank (MHC)	33.66	4,777.40	26.26	26.81	26.12	28.32	130.16	134.02	35.53	2.97	91.92
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MH	13.29	163.50	31.52	31.52	31.46	31.30	97.13	97.13	30.92	1.20	50.00
PSBH	PSB Holdings, Inc. (MHC)	10.40	70.10	25.71	29.11	24.53	25.98	84.36	93.77	15.14	2.31	NA
RCKB	Rockville Financial, Inc. (MHC)	14.85	288.60	28.25	29.13	43.00	44.62	100.23	100.61	23.06	-	NA
ROMA	Roma Financial Corporation (MHC)	14.24	466.10	NM	NM	NM	NM	NM	NM	NM	-	NA
SIFI	SI Financial Group Inc. (MHC)	11.16	139.10	31.67	31.67	30.93	31.46	93.21	93.71	17.54	1.43	50.00
UCBA	United Community Bancorp (MHC)	10.60	89.70	NM	NM	NM	NM	NM	NM	NM	2.64	NA
UBNK	United Financial Bancorp, Inc. (MHC)	12.85	221.10	30.73	30.73	36.42	36.43	92.80	92.92	21.09	1.56	NA
WAUW	Wauwatosa Holdings, Inc. (MHC)	16.31	539.30	32.86	32.86	39.79	39.82	97.02	97.02	28.70	-	NA
WFD	Westfield Financial Inc. (MHC)	28.69	278.00	36.56	36.56	33.14	33.19	110.07	110.07	28.95	2.09	161.29
	All MHC's Average	15.55	454.34	32.57	33.16	37.25	36.93	95.68	98.55	24.22	1.81	117.34
	All MHC's Median	13.07	148.00	31.44	31.44	31.31	31.38	93.90	97.02	23.56	1.74	76.27
	Pennsylvania											
ESBF	ESB Financial Corporation	11.65	151.40	12.70	13.00	17.10	15.30	133.80	222.30	7.97	3.43	58.82
FKFS	First Keystone Financial, Inc.	17.20	34.80	NM	NM	NM	NM	127.40	127.40	6.70	2.56	NM
FSBI	Fidelity Bancorp, Inc.	19.70	58.40	15.40	16.10	15.60	16.70	138.90	148.80	8.24	2.84	42.06
HARL	Harleysville Savings Financial Corporation	17.05	66.90	15.20	14.80	14.60	14.20	137.40	137.40	8.56	3.75	53.85
KNBT	KNBT Bancorp, Inc.	16.17	468.30	21.30	25.60	21.90	26.20	124.10	197.00	14.87	1.98	37.84
LARL	Laurel Capital Group, Inc.	27.84	55.60	30.30	30.30	27.80	28.00	199.30	224.30	17.64	2.87	80.00
PVSA	Parkvale Financial Corporation	29.08	164.80	12.30	12.50	12.60	12.70	136.90	187.30	8.90	2.75	34.78
SOV	Sovereign Bancorp, Inc.	20.81	9,595.70	NM	12.90	18.90	12.90	116.10	355.30	10.84	1.54	24.58
THRD	TF Financial Corporation	27.41	78.70	14.90	14.90	12.90	12.90	118.80	128.30	10.95	2.77	34.74
WGBC	Willow Grove Bancorp, Inc.	16.79	250.00	15.60	15.00	21.00	17.90	123.10	256.50	15.50	2.86	60.00
WVFC	WVS Financial Corp.	16.40	38.30	12.10	12.10	13.30	13.40	131.90	131.90	8.54	3.90	52.03
	Pennsylvania Fully Converted Average		996.63	16.64	16.72	17.57	17.02	135.25	192.41	10.79	2.84	47.87
	Pennsylvania Fully Converted Median		78.70	15.20	14.85	16.35	14.75	131.90	187.30	8.90	2.84	47.05
	Pennsylvania MHC's											
ABBC	Abington Community Bancorp, Inc. (MHC)	14.50	227.00	25.34	25.33	26.49	26.34	101.57	101.57	23.56	1.66	50.00
ALLB	Greater Delaware Valley Savings Bank (MHC	24.90	85.70	33.70	33.70	39.50	37.09	92.89	92.89	19.05	1.45	105.88
NWSB	Northwest Bancorp, Inc. (MHC)	25.16	1,260.10	16.47	16.47	17.60	17.60	101.12	116.13	17.54	2.54	53.45
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MH	13.29	163.50	31.52	31.52	31.46	31.30	97.13	97.13	30.92	1.20	50.00
	Pennsylvania MHC's Average		434.08	26.76	26.76	28.76	28.08	98.18	101.93	22.77	1.71	64.83
	Pennsylvania MHC's Median		195.25	28.43	28.43	28.97	28.82	99.13	99.35	21.31	1.56	51.73

Exhibit 9
Industry Multiples
Pricing Data as of July 19, 2006

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Group											
ABBC	Abington Community Bancorp, Inc. (MHC)	14.50	227.00	25.34	25.33	26.49	26.34	101.57	101.57	23.56	1.66	50.00
BCSB	BCSB Bankcorp, Inc. (MHC)	11.40	67.40	64.70	64.70	67.75	139.08	88.28	91.35	7.97	4.39	714.29
CSBK	Clifton Savings Bancorp, Inc. (MHC)	10.96	329.90	54.32	54.32	53.17	52.57	93.15	93.15	33.28	1.82	153.85
ALLB	Greater Delaware Valley Savings Bank (MHC	24.90	85.70	33.70	33.70	39.50	37.09	92.89	92.89	19.05	1.45	105.88
NVSL	Naugatuck Valley Financial Corp. (MHC)	10.85	82.50	32.27	32.27	31.18	31.56	91.70	91.93	20.37	1.84	69.23
OSHC	Ocean Shore Holding Company (MHC)	12.67	111.00	29.82	29.82	28.13	28.12	98.33	98.33	18.25	-	-
ONFC	Oneida Financial Corp. (MHC)	11.35	86.60	19.18	19.54	18.80	19.68	90.44	107.21	18.52	4.05	91.84
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MH	13.29	163.50	31.52	31.52	31.46	31.30	97.13	97.13	30.92	1.20	50.00
PSBH	PSB Holdings, Inc. (MHC)	10.40	70.10	25.71	29.11	24.53	25.98	84.36	93.77	15.14	2.31	NA
SIFI	SI Financial Group Inc. (MHC)	11.16	139.10	31.67	31.67	30.93	31.46	93.21	93.71	17.54	1.43	50.00
	Comparable Average		136.28	34.82	35.20	35.19	42.32	93.11	96.10	20.46	2.02	142.79
	Comparable Median		98.80	31.59	31.59	31.05	31.38	93.02	93.74	18.79	1.74	69.23
	All Fully Converted Average		974.29	20.68	22.44	19.35	21.46	148.15	173.34	14.35	2.25	45.43
	All Fully Converted Median		122.50	16.60	16.75	16.65	16.50	133.80	152.40	12.73	2.30	40.78
	All MHC's Average		454.34	32.57	33.16	37.25	36.93	95.68	98.55	24.22	1.81	117.34
	All MHC's Median		148.00	31.44	31.44	31.31	31.38	93.90	97.02	23.56	1.74	76.27
	Pennsylvania Fully Converted Average		996.63	16.64	16.72	17.57	17.02	135.25	192.41	10.79	2.84	47.87
	Pennsylvania Fully Converted Median		78.70	15.20	14.85	16.35	14.75	131.90	187.30	8.90	2.84	47.05
	Pennsylvania MHC's Average		434.08	26.76	26.76	28.76	28.08	98.18	101.93	22.77	1.71	64.83
	Pennsylvania MHC's Median		195.25	28.43	28.43	28.97	28.82	99.13	99.35	21.31	1.56	51.73

Exhibit 10.

MHC Conversions - 2005 to Date
Selected Market Data
Market Data as of 7/19/06

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma Fully Converted Book Value (%)	Percent Change from IPO After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
ROMA	Roma Financial Corporation (MHC)	07/12/2006	10.0000	69.00	81,537	79.67	41.00	45.00	NA	NA	42.40
SCAY	Seneca-Cayuga Bancorp, Inc. (MHC)	07/11/2006	10.0000	55.00	8,645	79.06	0.00	-1.50	NA	NA	-4.10
NECB	Northeast Community Bancorp, Inc. (MHC)	07/06/2006	10.0000	55.00	50,046	85.76	10.00	12.00	NA	NA	10.60
Q3'06	**Average**					**81.50**	**17.00**	**18.50**	**NA**	**NA**	**16.30**
	Median					**79.67**	**10.00**	**12.00**	**NA**	**NA**	**10.60**
MFDB	Mutual Federal Bancorp Inc. (MHC)	04/06/2006	10.0000	70.00	8,592	74.57	11.30	10.00	14.00	12.50	10.00
LSBK	Lake Shore Bancorp, Inc. (MHC)	04/04/2006	10.0000	55.00	24,485	80.19	7.00	5.50	2.90	0.10	0.50
Q2'06	**Average**					**77.38**	**9.15**	**7.75**	**8.45**	**6.30**	**5.25**
	Median					**77.38**	**9.15**	**7.75**	**8.45**	**6.30**	**5.25**
UCBA	United Community Bancorp (MHC)	03/31/2006	10.0000	55.00	30,228	85.06	8.00	8.40	5.50	4.30	6.00
MGYR	Magyar Bancorp, Inc. (MHC)	01/24/2006	10.0000	54.03	22,059	82.27	6.50	5.00	6.00	15.00	11.30
GVFF	Greenville Federal Financial Corporation (MHC)	01/05/2006	10.0000	55.00	8,114	69.72	NA	2.50	0.00	1.00	-1.80
Q1'06	**Average**					**79.02**	**7.25**	**5.30**	**3.83**	**6.77**	**5.17**
	Median					**82.27**	**7.25**	**5.00**	**5.50**	**4.30**	**6.00**
2006 YTD	**Average**					**79.54**	**11.97**	**10.86**	**5.68**	**6.58**	**9.36**
	Median					**79.93**	**8.00**	**6.95**	**5.50**	**4.30**	**8.00**
EQFC	Equitable Financial Corp. (MHC)	11/09/2005	10.0000	55.00	11,460	79.39	NA	0.00	-6.00	-5.70	-7.50
ISBC	Investors Bancorp, Inc. (MHC)	10/12/2005	10.0000	54.27	444,954	85.40	0.20	0.70	5.20	16.80	34.00
WAUW	Wauwatosa Holdings, Inc. (MHC)	10/05/2005	10.0000	68.35	85,953	82.52	12.50	11.50	9.50	15.60	63.10
Q4'05	**Average**					**82.44**	**6.35**	**4.07**	**2.90**	**8.90**	**29.87**
	Median					**82.52**	**6.35**	**0.70**	**5.20**	**15.60**	**34.00**
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	07/15/2005	10.0000	55.00	7,728	74.92	10.00	5.00	7.00	-2.50	15.50
UBNK	United Financial Bancorp, Inc. (MHC)	07/13/2005	10.0000	53.40	61,624	84.38	17.50	15.70	17.00	13.70	28.50
Q3'05	**Average**					**79.65**	**13.75**	**10.35**	**12.00**	**5.60**	**22.00**
	Median					**79.65**	**13.75**	**10.35**	**12.00**	**5.60**	**22.00**
COBK	Colonial Bankshares, Inc. (MHC)	06/30/2005	10.0000	54.00	17,426	82.47	6.00	6.90	7.50	5.70	28.00
HBOS	Heritage Financial Group (MHC)	06/30/2005	10.0000	70.00	25,908	84.17	7.50	7.20	9.30	10.00	33.50
NPEN	North Penn Bancorp, Inc. (MHC)	06/02/2005	10.0000	53.92	5,061	73.70	10.00	2.50	1.50	1.50	10.00
RCKB	Rockville Financial, Inc. (MHC)	05/23/2005	10.0000	55.00	71,069	85.05	4.80	10.50	19.60	38.90	48.50
FFCO	FedFirst Financial Corp. (MHC)	04/07/2005	10.0000	55.00	24,822	85.98	-6.60	-7.10	-14.50	-9.00	1.30
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	04/06/2005	10.0000	70.00	32,794	89.55	-0.50	-0.10	-5.00	7.90	21.20
Q2'05	**Average**					**83.49**	**3.53**	**3.32**	**3.07**	**9.17**	**23.75**
	Median					**84.61**	**5.40**	**4.70**	**4.50**	**6.80**	**24.60**
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	03/30/2005	10.0000	55.00	48,241	86.87	-1.50	-6.50	-12.50	8.40	32.90
KFFB	Kentucky First Federal Bancorp (MHC)	03/03/2005	10.0000	55.00	14,309	96.36	7.90	11.00	12.40	15.50	3.30
KRNY	Kearny Financial Corp (MHC)	02/24/2005	10.0000	70.00	183,196	80.04	13.90	14.30	10.80	6.00	48.50
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	01/21/2005	10.0000	60.00	11,988	75.39	-1.00	0.00	-0.80	-6.00	2.50
BVFL	BV Financial, Inc. (MHC)	01/14/2005	10.0000	55.00	9,646	87.78	-6.50	-4.00	-1.50	-8.60	-8.00
GTWN	Georgetown Bancorp, Inc. (MHC)	01/06/2005	10.0000	55.00	10,347	88.45	2.00	0.00	0.50	-3.50	-16.50
Q1'05	**Average**					**85.82**	**2.47**	**2.47**	**1.48**	**1.97**	**10.45**
	Median					**87.33**	**0.50**	**-**	**(0.15)**	**1.25**	**2.90**
2005	**Average**					**83.67**	**4.76**	**3.98**	**3.53**	**6.16**	**19.93**
	Median					**84.38**	**5.40**	**2.50**	**5.20**	**6.00**	**21.20**
1/1/2005	**Average**					**82.35**	**6.96**	**6.18**	**4.02**	**6.25**	**16.55**
7/19/2006	**Median**					**82.52**	**7.00**	**5.00**	**5.35**	**5.85**	**10.60**

Fox Chase Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
March 31, 2006
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	Min	34.48						
	Mid	38.46	42.32	31.38	28.08	28.82	36.93	31.38
	Max	40.00						
	Smax	43.48						
Price-to-Book Ratio P/B	Min	66.31%						
	Mid	70.82%	93.11%	93.02%	98.18%	99.13%	95.68%	93.90%
	Max	74.52%						
	Smax	78.13%						
Price-to-Tangible Book Ratio P/TB	Min	66.31%						
	Mid	70.82%	96.10%	93.74%	101.93%	99.35%	98.55%	97.02%
	Max	74.52%						
	Smax	78.13%						
Price-to-Assets Ratio P/A	Min	11.60%						
	Mid	13.40%	20.46%	18.79%	22.77%	21.31%	24.22%	23.56%
	Max	15.15%						
	Smax	17.08%						

Valuation Parameters

Parameter	Symbol		Value	Note
Prior Twelve Mos. Earning Base	Y			
Period Ended March 31, 2006		$	5,061	(1)
Pre-Conversion Book Value	B			
As of March 31, 2006		$	63,271	
Pre-Conversion Assets	A			
As of March 31, 2006		$	754,050	
Return on Money	R		3.18%	(2)
Conversion Expenses		$	2,476	
	X		2.17%	(3)
Proceeds Not Invested		$	13,704	(4)
Estimated ESOP Borrowings		$	9,136	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	609	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		15	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	4,568	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	914	
Foundation Amount		$	-	(7)
Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		34.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	114,200	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended March 31, 2006.
(2) Net Return assumes a reinvestment rate of 4.82 percent (the 1 year Treasury at March 31, 2006), and a tax rate of 34%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 15 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $114,200,000

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $114,200,000

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $114,200,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	11,420,000	$ 10.00	$ 114,200,000
Range:			
- Minimum	9,707,000	10.00	97,070,000
- Maximum	13,133,000	10.00	131,330,000
- Super Maximum	15,102,950	10.00	151,029,500

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	9,707,000	11,420,000	13,133,000	15,102,950
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 97,070,000	$ 114,200,000	$ 131,330,000	$ 151,029,500
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	9,707,000	11,420,000	13,133,000	15,102,950
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 97,070,000	$ 114,200,000	$ 131,330,000	$ 151,029,500
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of March 31, 2006
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		9,707,000	11,420,000	13,133,000	15,102,950
Conversion Shares Offered		9,707,000	11,420,000	13,133,000	15,102,950
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 97,070	$ 114,200	$ 131,330	$ 151,030
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		97,070	114,200	131,330	151,030
Gross Proceeds		97,070	114,200	131,330	151,030
Less: Est. Conversion Expenses		2,318	2,476	2,633	2,814
Cash issued to foundation		-	-	-	-
Net Proceeds		$ 94,752	$ 111,724	$ 128,697	$ 148,216
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 94,752	$ 111,724	$ 128,697	$ 148,216
Less: ESOP Adjustment	(3)	7,766	9,136	10,506	12,082
Less: MRP Adjustment	(3)	3,883	4,568	5,253	6,041
Net Proceeds Reinvested		$ 83,103	$ 98,020	$ 112,938	$ 130,093
Estimated Incremental Rate of Return		3.18%	3.18%	3.18%	3.18%
Estimated Incremental Return		$ 2,643	$ 3,117	$ 3,591	$ 4,137
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	342	402	462	532
Less: Option Expense	(10)	816	960	1,104	1,269
Less: MRP Adjustment	(7)	513	603	693	797
Pro-forma Net Income		972	1,152	1,332	1,539
Earnings Before Conversion		5,061	5,061	5,061	5,061
Earnings Excluding Adjustment		6,033	6,213	6,393	6,600
Earnings Adjustment	(6)	(3,342)	(3,342)	(3,342)	(3,342)
Earnings After Conversion		$ 2,691	$ 2,871	$ 3,051	$ 3,258

Pro Forma Effect of Conversion Proceeds
As of March 31, 2006
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Net Worth					
Net Worth at March 31, 2006		$ 63,271	$ 63,271	$ 63,271	$ 63,271
Net Conversion Proceeds		94,752	111,724	128,697	148,216
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(7,766)	(9,136)	(10,506)	(12,082)
Less: MRP Adjustment	(2)	(3,883)	(4,568)	(5,253)	(6,041)
Pro-forma Net Worth		$ 146,374	$ 161,291	$ 176,209	$ 193,364
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$ 146,374	$ 161,291	$ 176,209	$ 193,364
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Net Worth		$ 146,374	$ 161,291	$ 176,209	$ 193,364
Pro-forma Assets					
Total Assets at March 31, 2006		$ 754,050	$ 754,050	$ 754,050	$ 754,050
Net Conversion Proceeds		94,752	111,724	128,697	148,216
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(7,766)	(9,136)	(10,506)	(12,082)
Less: MRP Adjustment	(2)	(3,883)	(4,568)	(5,253)	(6,041)
Pro-forma Assets Excluding Adjustment		837,153	852,070	866,988	884,143
Plus: Adjustment	(6)	-	-	-	-
Pro-forma Total Assets		$ 837,153	$ 852,070	$ 866,988	$ 884,143
Stockholder's Equity Per Share					
Net Worth at March 31, 2006		$ 6.52	$ 5.54	$ 4.82	$ 4.19
Estimated Net Proceeds		9.76	9.78	9.80	9.81
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro-forma Net Worth Per Share		15.08	14.12	13.42	12.80
Less: Intangible		-	-	-	-
Pro-forma Tangible Net Worth Per Share		$ 15.08	$ 14.12	$ 13.42	$ 12.80

Pro Forma Effect of Conversion Proceeds
As of March 31, 2006
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.56	$ 0.48	$ 0.42	$ 0.36
Incremental return Per Share	(8)	0.29	0.29	0.30	0.30
ESOP Adjustment Per Share	(8)	(0.04)	(0.04)	(0.04)	(0.04)
Option Expense Per Share	(10)	(0.09)	(0.09)	(0.09)	(0.09)
MRP Adjustment Per Share	(8)	(0.06)	(0.06)	(0.06)	(0.06)
Normalizing Adjustment Per Share		(0.37)	(0.32)	(0.28)	(0.24)
Pro Forma Earnings Per Share	(8)	$ 0.29	$ 0.26	$ 0.25	$ 0.23
Shares Utilized					
Shares Utilized		8,982	10,567	12,152	13,976
Pro-forma Ratios					
Price/EPS without Adjustment		15.15	17.24	18.87	21.28
Price/EPS with Adjustment		34.48	38.46	40.00	43.48
Price/Book Value per Share		66.31%	70.82%	74.52%	78.13%
Price/Tangible Book Value		66.31%	70.82%	74.52%	78.13%
Market Value/Assets		11.60%	13.40%	15.15%	17.08%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 15 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) tax impacted at 34%.
(7) ESOP and MRP are amortized over 15 and 5 years respectively, and tax impacted at 34%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.

(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		9,707	11,420	13,133	15,103
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 97,070	$ 114,200	$ 131,330	$ 151,030
Estimated Insider Purchases		-	-	-	-
ESOP Purchases		(7,766)	(9,136)	(10,506)	(12,082)
Proceeds to Base Fee On		$ 89,304	$ 105,064	$ 120,824	$ 138,948
Underwriters Percentage		1.00%	1.00%	1.00%	1.00%
Underwriters Fee		$ 893	$ 1,051	$ 1,208	$ 1,389
Advisory Fee		1,425	1,425	1,425	1,425
Total Underwriters Fee		2,318	2,476	2,633	2,814
All Other Expenses		-	-	-	-
Total Expense		$ 2,318	$ 2,476	$ 2,633	$ 2,814
Shares Calculations					
Shares Outstanding (used for BV/Sh)		9,707	11,420	13,133	15,103
Less: New ESOP Adjustment		777	914	1,051	1,208
Less: Old ESOP Adjustment	(1)	0	0	0	0
Plus: New SOP 93-6 ESOP Shares	(2)	52	61	70	81
Plus: Old SOP 93-6 ESOP Shares	(2)	0	0	0	0
Shares for all EPS Calculations		8,982	10,567	12,152	13,976
Actual number of shares for EPS		8,982,211	10,567,307	12,152,403	13,975,263
Actual foundation shares		0	0	0	0

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	9,707,000	11,420,000	13,133,000	15,102,950
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	-	-	-	-
Total Shares	9,707,000	11,420,000	13,133,000	15,102,950
Exchange Shares	-	-	-	-
Conversion Shares	9,707,000	11,420,000	13,133,000	15,102,950
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$ 97,070,000	$ 114,200,000	$ 131,330,000	$ 151,029,500
Exchange Value	$ -	$ -	$ -	$ -

MRP Dilution					
Shares Outstanding		9,707,000	11,420,000	13,133,000	15,102,950
Less: New ESOP Adjustment		776,560	913,600	1,050,640	1,208,236
Less: Old ESOP Adjustment		0	0	0	0
Plus: New MRP issued	(1)	388,280	456,800	525,320	604,118
Plus: New SOP 93-6 ESOP Shares	(2)	51,771	60,907	70,043	80,549
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		9,370,491	11,024,107	12,677,723	14,579,381
EPS		$ 0.30	$ 0.27	$ 0.25	$ 0.24
BV/Share		$ 14.50	$ 13.58	$ 12.90	$ 12.31
Voting Dilution		4.33%	4.33%	4.33%	4.32%

Option Dilution					
Shares Outstanding		9,707,000	11,420,000	13,133,000	15,102,950
Less: New ESOP Adjustment		776,560	913,600	1,050,640	1,208,236
Less: Old ESOP Adjustment		0	0	0	0
Plus: Options	(1)	970,700	1,142,000	1,313,300	1,510,295
Plus: New SOP 93-6 ESOP Shares	(2)	51,771	60,907	70,043	80,549
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		9,952,911	11,709,307	13,465,703	15,485,558
EPS		$ 0.27	$ 0.25	$ 0.23	$ 0.21
BV/Share		$ 14.62	$ 13.75	$ 13.11	$ 12.55
Voting Dilution		10.81%	10.81%	10.81%	10.80%

Fox Chase Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
March 31, 2006
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	34.48						
Price-Core Earnings Ratio P/E	Mid	37.04	42.32	31.38	28.08	28.82	36.93	31.38
	Max	41.67						
	Smax	43.48						
	Min	66.36%						
Price-to-Book Ratio P/B	Mid	70.82%	93.11%	93.02%	98.18%	99.13%	95.68%	93.90%
	Max	74.52%						
	Smax	78.06%						
	Min	66.36%						
Price-to-Tangible Book Ratio P/TB	Mid	70.82%	96.10%	93.74%	101.93%	99.35%	98.55%	97.02%
	Max	74.52%						
	Smax	78.06%						
	Min	11.46%						
Price-to-Assets Ratio P/A	Mid	13.23%	20.46%	18.79%	22.77%	21.31%	24.22%	23.56%
	Max	14.93%						
	Smax	16.82%						

Valuation Parameters

Parameter	Symbol		Value	Note
Prior Twelve Mos. Earning Base	Y			
Period Ended March 31, 2006		$	5,061	(1)
Pre-Conversion Book Value	B			
As of March 31, 2006		$	63,271	
Pre-Conversion Assets	A			
As of March 31, 2006		$	754,050	
Return on Money	R		3.18%	(2)
Conversion Expenses		$	2,445	
	X		2.20%	(3)
Proceeds Not Invested		$	13,482	(4)
Estimated ESOP Borrowings		$	8,988	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	599	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		15 Years	
Amort of MRP Amount	N		5 Years	
Estimated MRP Amount		$	4,494	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	899	
Foundation Amount		$	1,350	(7)
Foundation Amount	F		1.22%	0.00%
Foundation Opportunity Cost		$	43	
Tax Benefit	Z	$	459	(8)
Tax Rate	TAX		34.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	111,000	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended March 31, 2006.
(2) Net Return assumes a reinvestment rate of 4.82 percent (the 1 year Treasury at March 31, 2006), and a tax rate of 34%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 15 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) The Foundation is assumed to be 1% of the gross proceeds.
(8) The after-tax benefit of the Foundation is assumed to be 34% of Foundation.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $111,000,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $111,000,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $111,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	11,100,000	$ 10.00	$ 111,000,000
Range:			
- Minimum	9,435,000	10.00	94,350,000
- Maximum	12,765,000	10.00	127,650,000
- Super Maximum	14,679,750	10.00	146,797,500

Pre Foundation

	Appraised Value				
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *	
Total Shares	9,435,000	11,100,000	12,765,000	14,679,750	
Price per Share	$ 10	$ 10	$ 10	$ 10	
Full Conversion Value	$ 94,350,000	$ 111,000,000	$ 127,650,000	$ 146,797,500	
Exchange Shares	0	0	0	0	
Exchange Percent	0.00%	0.00%	0.00%	0.00%	
Conversion Shares	9,435,000	11,100,000	12,765,000	14,679,750	
Conversion Percent	100.00%	100.00%	100.00%	100.00%	
Gross Proceeds	$ 94,350,000	$ 111,000,000	$ 127,650,000	$ 146,797,500	70.82%
Exchange Value	$ -	$ -	$ -	$ -	70.82%
Exchange Ratio	0.0000	0.0000	0.0000	0.0000	

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of March 31, 2006
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		9,435,000	11,100,000	12,765,000	14,679,750
Conversion Shares Offered		9,435,000	11,100,000	12,765,000	14,679,750
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 94,350	$ 111,000	$ 127,650	$ 146,798
Plus: Value issued to Foundation	(9)	1,350	1,350	1,350	1,350
Pro Forma Market Capitalization		95,700	112,350	129,000	148,148
Gross Proceeds		94,350	111,000	127,650	146,798
Less: Est. Conversion Expenses		2,292	2,445	2,598	2,774
Less: Cash issued to Foundation		150	150	150	150
Net Proceeds		$ 91,908	$ 108,405	$ 124,902	$ 143,874
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 91,908	$ 108,405	$ 124,902	$ 143,874
Less: ESOP Adjustment	(3)	7,656	8,988	10,320	11,852
Less: MRP Adjustment	(3)	3,828	4,494	5,160	5,926
Net Proceeds Reinvested		$ 80,424	$ 94,923	$ 109,422	$ 126,096
Estimated Incremental Rate of Return		3.18%	3.18%	3.18%	3.18%
Estimated Incremental Return		$ 2,557	$ 3,019	$ 3,480	$ 4,010
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	337	395	454	521
Less: Option Expense	(10)	793	933	1,073	1,234
Less: MRP Adjustment	(7)	505	593	681	782
Pro Forma Net Income		922	1,098	1,272	1,473
Earnings Before Conversion		5,061	5,061	5,061	5,061
Earnings Excluding Adjustment		5,983	6,159	6,333	6,534
Earnings Adjustment	(6)	(3,342)	(3,342)	(3,342)	(3,342)

		Minimum	Midpoint	Maximum	SuperMax
Earnings After Conversion		$ 2,641	$ 2,817	$ 2,991	$ 3,192

Pro Forma Effect of Conversion Proceeds
As of March 31, 2006
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro Forma Net Worth					
Net Worth at March 31, 2006		$ 63,271	$ 63,271	$ 63,271	$ 63,271
Net Conversion Proceeds		91,908	108,405	124,902	143,874
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		1,500	1,500	1,500	1,500
Less: After Tax Expense of Foundation		(990)	(990)	(990)	(990)
Less: ESOP Adjustment	(1)	(7,656)	(8,988)	(10,320)	(11,852)
Less: MRP Adjustment	(2)	(3,828)	(4,494)	(5,160)	(5,926)
Pro Forma Net Worth		$ 144,205	$ 158,704	$ 173,203	$ 189,877
Pro Forma Tangible Net Worth					
Pro Forma Net Worth		$ 144,205	$ 158,704	$ 173,203	$ 189,877
Less: Intangible	(5)	-	-	-	-
Pro Forma Tangible Net Worth		$ 144,205	$ 158,704	$ 173,203	$ 189,877
Pro Forma Assets					
Total Assets at March 31, 2006		$ 754,050	$ 754,050	$ 754,050	$ 754,050
Net Conversion Proceeds		91,908	108,405	124,902	143,874
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		1,500	1,500	1,500	1,500
Less: After Tax Expense of Foundation		(990)	(990)	(990)	(990)
Less: ESOP Adjustment	(1)	(7,656)	(8,988)	(10,320)	(11,852)
Less: MRP Adjustment	(2)	(3,828)	(4,494)	(5,160)	(5,926)
Pro Forma Assets Excluding Adjustment		834,984	849,483	863,982	880,656
Plus: Adjustment	(6)	-	-	-	-
Pro Forma Total Assets		$ 834,984	$ 849,483	$ 863,982	$ 880,656
Stockholder's Equity Per Share					
Net Worth at March 31, 2006		$ 6.61	$ 5.63	$ 4.90	$ 4.27
Estimated Net Proceeds		9.60	9.65	9.68	9.71
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		0.16	0.13	0.12	0.10
Less: After Tax Expense of Foundation		(0.10)	(0.09)	(0.08)	(0.07)
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro Forma Net Worth Per Share		15.07	14.12	13.42	12.81
Less: Intangible		-	-	-	-
Pro Forma Tangible Net Worth Per Share		$ 15.07	$ 14.12	$ 13.42	$ 12.81

-0.66

Pro Forma Effect of Conversion Proceeds
As of March 31, 2006
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.57	$ 0.49	$ 0.42	$ 0.37
Incremental return Per Share	(8)	0.29	0.29	0.29	0.29
ESOP Adjustment Per Share	(8)	(0.04)	(0.04)	(0.04)	(0.04)
Option Expense Per Share	(10)	(0.09)	(0.09)	(0.09)	(0.09)
MRP Adjustment Per Share	(8)	(0.06)	(0.06)	(0.06)	(0.06)
Normalizing Adjustment Per Share		(0.38)	(0.32)	(0.28)	(0.24)
Pro Forma Earnings Per Share	(8)	$ 0.29	$ 0.27	$ 0.24	$ 0.23
Shares Utilized					
Shares Utilized		8,855	10,396	11,937	13,709
Pro Forma Ratios					
Price/EPS without Adjustment		14.93	16.95	19.23	21.28
Price/EPS with Adjustment		34.48	37.04	41.67	43.48
Price/Book Value per Share		66.36%	70.82%	74.52%	78.06%
Price/Tangible Book Value		66.36%	70.82%	74.52%	78.06%
Market Value/Assets		11.46%	13.23%	14.93%	16.82%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 15 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) tax impacted at 34%.
(7) ESOP and MRP are amortized over 15 and 5 years respectively, and tax impacted at 34%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) The Foundation is assumed to be 1% of the gross proceeds.

(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		9,435	11,100	12,765	14,680
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 94,350	$ 111,000	$ 127,650	$ 146,798
Estimated Insider Purchases		-	-	-	-
ESOP Purchases		(7,656)	(8,988)	(10,320)	(11,852)
Proceeds to Base Fee On		$ 86,694	$ 102,012	$ 117,330	$ 134,946
Underwriters Percentage		1.00%	1.00%	1.00%	1.00%
Underwriters Fee		$ 867	$ 1,020	$ 1,173	$ 1,349
Advisory Fee		1,425	1,425	1,425	1,425
Total Underwriters Fee		2,292	2,445	2,598	2,774
All Other Expenses		-	-	-	-
Total Expense		$ 2,292	$ 2,445	$ 2,598	$ 2,774
Shares Calculations					
Shares Outstanding		9,570	11,235	12,900	14,815
Less: New ESOP Adjustment		766	899	1,032	1,185
Less: Old ESOP Adjustment	(1)	0	0	0	0
Plus: New SOP 93-6 ESOP Shares	(2)	51	60	69	79
Plus: Old SOP 93-6 ESOP Shares	(2)	0	0	0	0
Shares for all EPS Calculations		8,855	10,396	11,937	13,709
Actual number of shares for EPS		8,730,520	10,271,200	11,811,880	13,583,662
Actual foundation shares		0	0	0	0

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	9,435,000	11,100,000	12,765,000	14,679,750
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	-	-	-	-
Total Shares	9,435,000	11,100,000	12,765,000	14,679,750
Exchange Shares	-	-	-	-
Conversion Shares	9,435,000	11,100,000	12,765,000	14,679,750
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$ 94,350,000	$ 111,000,000	$ 127,650,000	$ 146,797,500
Exchange Value	$ -	$ -	$ -	$ -

MRP Dilution					
Shares Outstanding		9,435,000	11,100,000	12,765,000	14,679,750
Less: New ESOP Adjustment		754,800	888,000	1,021,200	1,174,380
Less: Old ESOP Adjustment		0	0	0	0
Plus: New MRP issued	(1)	377,400	444,000	510,600	587,190
Plus: New SOP 93-6 ESOP Shares	(2)	50,320	59,200	68,080	78,292
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		9,107,920	10,715,200	12,322,480	14,170,852
EPS		$ 0.30	$ 0.28	$ 0.26	$ 0.24
BV/Share		$ 14.70	$ 13.75	$ 13.05	$ 12.44
Voting Dilution		2.86%	3.07%	3.23%	3.37%

Option Dilution					
Shares Outstanding		9,435,000	11,100,000	12,765,000	14,679,750
Less: New ESOP Adjustment		754,800	888,000	1,021,200	1,174,380
Less: Old ESOP Adjustment		0	0	0	0
Plus: Options	(1)	943,500	1,110,000	1,276,500	1,467,975
Plus: New SOP 93-6 ESOP Shares	(2)	50,320	59,200	68,080	78,292
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		9,674,020	11,381,200	13,088,380	15,051,637
EPS		$ 0.27	$ 0.25	$ 0.23	$ 0.21
BV/Share		$ 14.80	$ 13.91	$ 13.24	$ 12.67
Voting Dilution		9.25%	9.48%	9.65%	9.80%

Fox Chase Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
March 31, 2006
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$94,350,000	45.45						
Price-Core Earnings Ratio P/E	$111,000,000	52.63	45.90	41.00	28.08	28.82	48.06	42.50
	$127,650,000	58.82						
	$146,797,500	66.67						
	$94,350,000	96.90%						
Price-to-Book Ratio P/B	$111,000,000	107.18%	178.81%	172.10%	98.18%	99.13%	193.24%	181.00%
	$127,650,000	116.28%						
	$146,797,500	125.79%						
	$94,350,000	96.90%						
Price-to-Tangible Book Ratio P/TB	$111,000,000	107.18%	189.10%	181.15%	101.93%	99.35%	204.41%	182.20%
	$127,650,000	116.28%						
	$146,797,500	125.79%						
	$94,350,000	11.97%						
Price-to-Assets Ratio P/A	$111,000,000	13.97%	23.14%	21.12%	22.77%	21.31%	28.07%	25.86%
	$127,650,000	15.95%						
	$146,797,500	18.18%						

Valuation Parameters

Parameter	Symbol		Value
Twelve Months Ended	Y		
Period Ended March 31, 2006		$	**5,061** (1)
Pre-Conversion Book Value	B		
As of March 31, 2006		$	**63,271**
Pre-Conversion Assets	A		
As of March 31, 2006		$	**754,050**
Return on Money	R		**3.18%** (2)
Conversion Expenses		$	1,865
	X		3.86% (3)
Proceeds Not Invested		$	6,527 (4)
Estimated ESOP Borrowings			**$4,351**
ESOP Purchases	E		8.00% (5)
Cost of ESOP Borrowings			$290 (5)
Cost of ESOP Borrowings	S		**0.00%** (5)
Amort of ESOP Borrowings	T		**15** Years
Amort of MRP Amount	N		**5** Years
Estimated MRP Amount		$	**2,176** (6)
MRP Purchases	M		4.00%
MRP Expense		$	435
Foundation Amount		$	-
Foundation Amount	F		**0.00%**
Tax Rate	TAX		**34.00%**
Percentage Sold	PCT		**43.57%**
Tax Benefit	Z		$0
Earnings Multiple			12

(1) Net income for the twelve months ended March 31, 2006.

(2) Net Return assumes a reinvestment rate of 4.82 percent (the 1 year Treasury at March 31, 2006), and a tax rate of 34%.

(3) Conversion expenses reflect estimated expenses as presented in the offering document.

(4) Includes Stock from ESOP and MRP

(5) Assumes ESOP is amortized straight line over 15 years at a cost of 0.00%.

(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $48,361,700

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $48,361,700

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $48,361,700

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $94,350,000 at 44%	4,110,745	$10	$41,107,450
Appraised Value - $111,000,000 at 44%	4,836,170	$10	$48,361,700
Appraised Value - $127,650,000 at 44%	5,561,596	$10	$55,615,960
Appraised Value - $146,797,500 at 44%	6,395,835	$10	$63,958,350

Pro Forma Effect of Conversion Proceeds
As of March 31, 2006

	Note	$ 94,350,000 Independent Valuation	$ 111,000,000 Independent Valuation	$ 127,650,000 Independent Valuation	$ 146,797,500 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		43.57%	43.57%	43.57%	43.57%
Minority Shares		4,110,745	4,836,170	5,561,596	6,395,835
Conversion Proceeds		9,435	11,100	12,765	14,680
Shares Offered		4,111	4,836	5,562	6,396
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$ 41,107	$ 48,362	$ 55,616	$ 63,958
Plus: Value issued to Foundation	(9)	1,350	1,350	1,350	1,350
Pro Forma Market Capitalization		42,457	49,712	56,966	65,308
Gross Proceeds		41,107	48,362	55,616	63,958
Less: Est. Conversion Expenses		1,799	1,865	1,931	2,007
Less: Capital to MHC		100	100	100	100
Less: Cash to Foundation		150	150	150	150
Net Proceeds		$ 39,058	$ 46,247	$ 53,435	$ 61,701
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 39,058	$ 46,247	$ 53,435	$ 61,701
Less: ESOP Adjustment	(3)	3,699	4,351	5,004	5,754
Less: MRP Adjustment	(3)	1,849	2,176	2,502	2,877
Net Proceeds Reinvested		$ 33,510	$ 39,720	$ 45,929	$ 53,070
Estimated Incremental Rate of Return		3.18%	3.18%	3.18%	3.18%
Estimated Incremental Return		$ 1,066	$ 1,264	$ 1,461	$ 1,688
Less: Interest Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	163	191	220	253
Less: Option Expense	(10)	389	457	526	605
Less: Amortization of MRP	(8)	244	287	330	380
Pro-forma Net Income		270	329	385	450
Earnings Before Conversion		5,061	5,061	5,061	5,061
Earnings Excluding Adjustment		5,331	5,390	5,446	5,511
Earnings Adjustment	(6)	(3,342)	(3,342)	(3,342)	(3,342)
Earnings After Conversion		$ 1,989	$ 2,048	$ 2,104	$ 2,169

Pro Forma Effect of Conversion Proceeds
As of March 31, 2006

		$ 94,350,000 Independent Valuation	$ 111,000,000 Independent Valuation	$ 127,650,000 Independent Valuation	$ 146,797,500 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at March 31, 2006		$ 63,271	$ 63,271	$ 63,271	$ 63,271
Net Conversion Proceeds		39,058	46,247	53,435	61,701
Plus: Value issued to the Foundation		1,500	1,500	1,500	1,500
Less: After Tax cost of Foundation		(990)	(990)	(990)	(990)
Less: ESOP Adjustment	(1)	(3,699)	(4,351)	(5,004)	(5,754)
Less: MRP Adjustment	(2)	(1,849)	(2,176)	(2,502)	(2,877)
Pro-forma Net Worth		$ 97,291	$ 103,501	$ 109,710	$ 116,851
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$ 97,291	$ 103,501	$ 109,710	$ 116,851
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Net Worth		$ 97,291	$ 103,501	$ 109,710	$ 116,851
Pro-forma Assets					
Total Assets at March 31, 2006		$ 754,050	$ 754,050	$ 754,050	$ 754,050
Net Conversion Proceeds		39,058	46,247	53,435	61,701
Plus: Value issued to the Foundation		1,500	1,500	1,500	1,500
Less: After Tax cost of Foundation		(990)	(990)	(990)	(990)
Less: ESOP Adjustment	(1)	(3,699)	(4,351)	(5,004)	(5,754)
Less: MRP Adjustment	(2)	(1,849)	(2,176)	(2,502)	(2,877)
Pro-forma Assets Excluding Adjustment		788,070	794,280	800,489	807,630
Plus: Adjustment	(6)	-	-	-	-
Pro-forma Total Assets		$ 788,070	$ 794,280	$ 800,489	$ 807,630
Per Share Data					
Net Worth at March 31, 2006		$6.71	$5.70	$4.96	$4.31
Estimated Net Proceeds		$4.14	$4.17	$4.19	$4.20
Plus: Value issued to the Foundation		$0.16	$0.14	$0.12	$0.10
Less: After Tax cost of Foundation		($0.10)	($0.09)	($0.08)	($0.07)
Less: ESOP Stock		($0.39)	($0.39)	($0.39)	($0.39)
Less: MRP Stock		($0.20)	($0.20)	($0.20)	($0.20)
Pro-forma Net Worth Per Share		$10.32	$9.33	$8.60	$7.95
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$10.32	$9.33	$8.60	$7.95

Pro Forma Effect of Conversion Proceeds
As of March 31, 2006

		$ 94,350,000 Independent Valuation	$ 111,000,000 Independent Valuation	$ 127,650,000 Independent Valuation	$ 146,797,500 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.56	$0.47	$0.41	$0.36
Incremental return Per Share	(8)	$0.12	$0.12	$0.12	$0.12
ESOP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
Option Expense Per Share	(10)	($0.04)	($0.04)	($0.04)	($0.04)
MRP Adjustment Per Share	(8)	($0.03)	($0.03)	($0.03)	($0.03)
Normalizing Adjustment Per Share		($0.37)	($0.31)	($0.27)	($0.24)
Pro Forma Earnings Per Share	(8)	$0.22	$0.19	$0.17	$0.15
Shares Utilized for EPS	(8)	9,090	10,694	12,298	14,143
Shares Utilized for Stockholders Equity	(9)	9,435	11,100	12,765	14,680
Pro-forma Ratios					
Price/EPS without Adjustment		16.95	20.00	22.73	25.64
Price/EPS with Adjustment		45.45	52.63	58.82	66.67
Price/Book Value per Share		96.90%	107.18%	116.28%	125.79%
Price/Tangible Book Value		96.90%	107.18%	116.28%	125.79%
Market Value/Assets		11.97%	13.97%	15.95%	18.18%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 15 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) tax impacted at 34%.
(7) ESOP and MRP are amortized over 15 and 5 years respectively, and tax impacted at 34%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.
(10) Assumed option expense in accordance with SFAS No. 123.

Shares Offered	4,111	4,836	5,562	6,396
Price Per Share	10	10	10	10
Gross Proceeds	41,107	48,362	55,616	63,958
Estimated Insider Purchases	**0**	**0**	**0**	**0**
ESOP Purchases	-3,699	-4,351	-5,004	-5,754
Proceeds to Base Fee On	37,408	44,011	50,612	58,204
Underwriters Percentage	**1.00%**	**1.00%**	**1.00%**	**1.00%**
Underwriters Fee	374	440	506	582
Advisory Fee	**1,425**	**1,425**	**1,425**	**1,425**
Total Underwriters Fee	1,799	1,865	1,931	2,007
All Other Expenses	**0**	**0**	**0**	**0**
Total Expense	1,799	1,865	1,931	2,007
Full Shares	9,435	11,100	12,765	14,680
Shares Outstanding	4,111	4,836	5,562	6,396
Less: ESOP Adjustment	370	435	500	575
Plus: SOP 93-6 ESOP Shares	25	29	33	38
Shares for all EPS Calculations	9,090	10,694	12,298	14,143

Post Foundation

	Appraised Value			
	$94,350,000	$111,000,000	$127,650,000	$146,797,500
Conclusion	44%	44%	44%	44%
Shares Issued and Exchanged	94,350	111,000	127,650	146,798
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	135	135	135	135
Total Shares	94,485	111,135	127,785	146,933
Exchange Shares	-	-	-	-
Conversion Shares	94,350	111,000	127,650	146,798
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$943,500	$1,110,000	$1,276,500	$1,467,975
Exchange Value	$0	$0	$0	$0

1

MRP Dilution					
Shares Outstanding		9,435,000	11,100,000	12,765,000	14,679,750
Less: New ESOP Adjustment		369,852	435,120	500,388	575,446
Plus: New MRP issued	(1)	184,926	217,560	250,194	287,723
Plus: New SOP 93-6 ESOP Shares	(2)	24,657	29,008	33,359	38,363
Shares for all EPS Calculations		9,274,731	10,911,448	12,548,165	14,430,390
EPS		$ 0.22	$ 0.19	$ 0.17	$ 0.16
BV/Share		$10.11	$9.15	$8.43	$7.81
BV Dilution		2.00%	1.98%	1.98%	1.80%
Voting Dilution		1.96%	1.96%	1.96%	1.96%

Actual number of shares for EPS calculations	9,089,805	10,693,888	12,297,971	14,142,667
Actual number of shares for Foundation	0	0	0	0

Option Dilution					
Shares Outstanding		9,435,000	11,100,000	12,765,000	14,679,750
Less: New ESOP Adjustment		328,860	386,894	444,928	511,667
Plus: Options	(1)	462,315	543,900	625,485	719,307
Plus: New SOP 93-6 ESOP Shares	(2)	21,924	25,793	29,662	34,111
Shares for all EPS Calculations		9,590,379	11,282,799	12,975,219	14,921,501
EPS		$ 0.21	$ 0.18	$ 0.16	$ 0.15
BV/Share		$10.30	$9.36	$8.66	$8.06
Voting Dilution		5.09%	5.09%	5.09%	5.09%

Fox Chase Bancorp, Inc.
Pro Forma Analysis Sheet - Three Months Ended
March 31, 2006
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$94,350,000	62.50						
Price-Core Earnings Ratio P/E	$111,000,000	62.50	45.90	41.00	28.08	28.82	48.06	42.50
	$127,650,000	83.33						
	$146,797,500	83.33						
	$94,350,000	96.90%						
Price-to-Book Ratio P/B	$111,000,000	107.18%	178.81%	172.10%	98.18%	99.13%	193.24%	181.00%
	$127,650,000	116.28%						
	$146,797,500	125.79%						
	$94,350,000	96.90%						
Price-to-Tangible Book Ratio P/TB	$111,000,000	107.18%	189.10%	181.15%	101.93%	99.35%	204.41%	182.20%
	$127,650,000	116.28%						
	$146,797,500	125.79%						
	$94,350,000	11.97%						
Price-to-Assets Ratio P/A	$111,000,000	13.97%	23.14%	21.12%	22.77%	21.31%	28.07%	25.86%
	$127,650,000	15.95%						
	$146,797,500	18.18%						

Valuation Parameters

Three Months Ended	Y		
Period Ended March 31, 2006		$	**268** (1)
Pre-Conversion Book Value	B		
As of March 31, 2006		$	**63,271**
Pre-Conversion Assets	A		
As of March 31, 2006		$	**754,050**
Return on Money	R		**3.18%** (2)
Conversion Expenses		$	1,865
	X		3.86% (3)
Proceeds Not Invested		$	6,527 (4)
Estimated ESOP Borrowings			**$4,351**
ESOP Purchases	E		8.00% (5)
Cost of ESOP Borrowings			$290 (5)
Cost of ESOP Borrowings	S		**0.00%** (5)
Amort of ESOP Borrowings	T		15 Years
Amort of MRP Amount	N		5 Years
Estimated MRP Amount		$	**2,176** (6)
MRP Purchases	M		4.00%
MRP Expense		$	435
Foundation Amount		$	-
Foundation Amount	F		**0.00%**
Tax Rate	TAX		**34.00%**
Percentage Sold	PCT		**43.57%**
Tax Benefit	Z		$0
Earnings Multiple			3

(1) Net income for the twelve months ended March 31, 2006.
(2) Net Return assumes a reinvestment rate of 4.82 percent (the 1 year Treasury at March 31, 2006), and a tax rate of 34%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP
(5) Assumes ESOP is amortized straight line over 15 years at a cost of 0.00%.
(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $48,361,700

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $48,361,700

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $48,361,700

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $94,350,000 at 44%	**4,110,745**	**$10**	$41,107,450
Appraised Value - $111,000,000 at 44%	**4,836,170**	**$10**	$48,361,700
Appraised Value - $127,650,000 at 44%	**5,561,596**	**$10**	$55,615,960
Appraised Value - $146,797,500 at 44%	**6,395,835**	**$10**	$63,958,350

Pro Forma Effect of Conversion Proceeds
As of March 31, 2006

		$ 94,350,000 Independent Valuation	$ 111,000,000 Independent Valuation	$ 127,650,000 Independent Valuation	$ 146,797,500 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		44%	44%	44%	44%
Minority Shares		4,110,745	4,836,170	5,561,596	6,395,835
Conversion Proceeds		9,435	11,100	12,765	14,680
Shares Offered		4,111	4,836	5,562	6,396
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$ 41,107	$ 48,362	$ 55,616	$ 63,958
Plus: Value issued to Foundation	(9)	1,350	1,350	1,350	1,350
Pro Forma Market Capitalization		42,457	49,712	56,966	65,308
Gross Proceeds		41,107	48,362	55,616	63,958
Less: Est. Conversion Expenses		1,799	1,865	1,931	2,007
Less: Capital to MHC		100	100	100	100
Less: Cash to Foundation		150	150	150	150
Net Proceeds		$ 39,058	$ 46,247	$ 53,435	$ 61,701
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 39,058	$ 46,247	$ 53,435	$ 61,701
Less: ESOP Adjustment	(3)	3,699	4,351	5,004	5,754
Less: MRP Adjustment	(3)	1,849	2,176	2,502	2,877
Net Proceeds Reinvested		$ 33,510	$ 39,720	$ 45,929	$ 53,070
Estimated Incremental Rate of Return		3.18%	3.18%	3.18%	3.18%
Estimated Incremental Return		$ 267	$ 316	$ 365	$ 422
Less: Interest Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	41	48	55	63
Less: Option Expense	(10)	97	114	131	151
Less: Amortization of MRP	(8)	61	72	83	95
Pro-forma Net Income		68	82	96	113
Earnings Before Conversion		268	268	268	268
Earnings Excluding Adjustment		336	350	364	381
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 336	$ 350	$ 364	$ 381

Pro Forma Effect of Conversion Proceeds
As of March 31, 2006

		$ 94,350,000 Independent Valuation	$ 111,000,000 Independent Valuation	$ 127,650,000 Independent Valuation	$ 146,797,500 Independent Valuation	
		(Dollars in Thousands, Except Per Share Amounts)				
Pro-forma Net Worth						
Net Worth at March 31, 2006		$ 63,271	$ 63,271	$ 63,271	$ 63,271	$ 63,271
Net Conversion Proceeds		39,058	46,247	53,435	61,701	39,308
Plus: Value issued to the Foundation		1,500	1,500	1,500	1,500	(100)
Less: After Tax cost of Foundation		(990)	(990)	(990)	(990)	-
Less: ESOP Adjustment	(1)	(3,699)	(4,351)	(5,004)	(5,754)	1,350
Less: MRP Adjustment	(2)	(1,849)	(2,176)	(2,502)	(2,877)	-990
Pro-forma Net Worth		$ 97,291	$ 103,501	$ 109,710	$ 116,851	(3,699)
						(1,849)
Pro-forma Tangible Net Worth						$ 97,291
Pro-forma Net Worth		$ 97,291	$ 103,501	$ 109,710	$ 116,851	$ -
Less: Intangible	(5)	-	-	-	-	
Pro-forma Tangible Net Worth		$ 97,291	$ 103,501	$ 109,710	$ 116,851	
Pro-forma Assets						
Total Assets at March 31, 2006		$ 754,050	$ 754,050	$ 754,050	$ 754,050	
Net Conversion Proceeds		39,058	46,247	53,435	61,701	
Plus: Value issued to the Foundation		1,500	1,500	1,500	1,500	
Less: After Tax cost of Foundation		(990)	(990)	(990)	(990)	
Less: ESOP Adjustment	(1)	(3,699)	(4,351)	(5,004)	(5,754)	
Less: MRP Adjustment	(2)	(1,849)	(2,176)	(2,502)	(2,877)	
Pro-forma Assets Excluding Adjustment		788,070	794,280	800,489	807,630	
Plus: Adjustment	(6)	-	-	-	-	
Pro-forma Total Assets		$ 788,070	$ 794,280	$ 800,489	$ 807,630	
Per Share Data						
Net Worth at March 31, 2006		$6.71	$5.70	$4.96	$4.31	
Estimated Net Proceeds		$4.14	$4.17	$4.19	$4.20	
Plus: Value issued to the Foundation		$0.16	$0.14	$0.12	$0.10	
Less: After Tax cost of Foundation		($0.10)	($0.09)	($0.08)	($0.07)	
Less: ESOP Stock		($0.39)	($0.39)	($0.39)	($0.39)	
Less: MRP Stock		($0.20)	($0.20)	($0.20)	($0.20)	
Pro-forma Net Worth Per Share		$10.32	$9.33	$8.60	$7.95	
Less: Intangible		$0.00	$0.00	$0.00	$0.00	
Pro-forma Tangible Net Worth Per Share		$10.32	$9.33	$8.60	$7.95	

Pro Forma Effect of Conversion Proceeds
As of March 31, 2006

		$ 94,350,000 Independent Valuation	$ 111,000,000 Independent Valuation	$ 127,650,000 Independent Valuation	$ 146,797,500 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.03	$0.03	$0.02	$0.02
Incremental return Per Share	(8)	$0.03	$0.03	$0.03	$0.03
ESOP Adjustment Per Share	(8)	$0.00	$0.00	$0.00	$0.00
Option Expense Per Share	(10)	($0.01)	($0.01)	($0.01)	($0.01)
MRP Adjustment Per Share	(8)	($0.01)	($0.01)	($0.01)	($0.01)
Normalizing Adjustment Per Share		$0.00	$0.00	$0.00	$0.00
Pro Forma Earnings Per Share	(8)	$0.04	$0.04	$0.03	$0.03
Shares Utilized for EPS	(8)	9,071	10,672	12,273	14,115
Shares Utilized for Stockholders Equity	(9)	9,435	11,100	12,765	14,680
Pro-forma Ratios					
Price/EPS without Adjustment		62.50	62.50	83.33	83.33
Price/EPS with Adjustment		62.50	62.50	83.33	83.33
Price/Book Value per Share		96.90%	107.18%	116.28%	125.79%
Price/Tangible Book Value		96.90%	107.18%	116.28%	125.79%
Market Value/Assets		11.97%	13.97%	15.95%	18.18%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 15 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 15 and 5 years respectively, and tax impacted at 34%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

(10) Assumed option expense in accordance with SFAS No. 123.

Shares Offered	4,111	4,836	5,562	6,396
Price Per Share	10	10	10	10
Gross Proceeds	41,110	48,360	55,620	63,960
Estimated Insider Purchases	**0**	**0**	**0**	**0**
ESOP Purchases	-3,699	-4,351	-5,004	-5,754
Proceeds to Base Fee On	37,411	44,009	50,616	58,206
Underwriters Percentage	**1.00%**	**1.00%**	**1.00%**	**1.00%**
Underwriters Fee	374	440	506	582
Advisory Fee	**1,425**	**1,425**	**1,425**	**1,425**
Total Underwriters Fee	1,799	1,865	1,931	2,007
All Other Expenses	**0**	**0**	**0**	**0**
Total Expense	1,799	1,865	1,931	2,007
Full Shares	9,435	11,100	12,765	14,680
Shares Outstanding	4,111	4,836	5,562	6,396
Less: ESOP Adjustment	370	435	500	575
Plus: SOP 93-6 ESOP Shares	6	7	8	10
Shares for all EPS Calculations	9,071	10,672	12,273	14,115

Post Foundation

	Appraised Value			
	$94,350,000	$111,000,000	$127,650,000	$146,797,500
Conclusion	44%	44%	44%	44%
Shares Issued and Exchanged	94,350	111,000	127,650	146,798
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	135	135	135	135
Total Shares	94,485	111,135	127,785	146,933
Exchange Shares 1	-	-	-	-
Conversion Shares	94,350	111,000	127,650	146,798
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$943,500	$1,110,000	$1,276,500	$1,467,975
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		9,435,000	11,100,000	12,765,000	14,679,750
Less: New ESOP Adjustment		369,852	435,120	500,388	575,446
Plus: New MRP issued	(1)	184,926	217,560	250,194	287,723
Plus: New SOP 93-6 ESOP Shares	(2)	6,164	7,252	8,340	9,591
Shares for all EPS Calculations		9,256,238	10,889,692	12,523,146	14,401,618
EPS		$ 0.04	$ 0.03	$ 0.03	$ 0.03
BV/Share		$10.11	$9.15	$8.43	$7.81
BV Dilution		2.00%	1.98%	1.98%	1.80%
Voting Dilution		1.96%	1.96%	1.96%	1.96%
Actual number of shares for EPS calculations		9,071,312	10,672,132	12,272,952	14,113,895
Actual number of shares for Foundation		0	0	0	0

Option Dilution					
Shares Outstanding		9,435,000	11,100,000	12,765,000	14,679,750
Less: New ESOP Adjustment		328,860	386,894	444,928	511,667
Plus: Options	(1)	462,315	543,900	625,485	719,307
Plus: New SOP 93-6 ESOP Shares	(2)	5,481	6,448	7,415	8,528
Shares for all EPS Calculations		9,573,936	11,263,455	12,952,973	14,895,918
EPS		$ 0.04	$ 0.03	$ 0.03	$ 0.03
BV/Share		$10.30	$9.36	$8.66	$8.06
Voting Dilution		5.10%	5.10%	5.10%	5.10%

Fox Chase Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2005
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$94,350,000	14.49						
Price-Core Earnings Ratio P/E	$111,000,000	16.95	45.90	41.00	28.08	28.82	48.06	42.50
	$127,650,000	19.61						
	$146,797,500	22.22						
	$94,350,000	96.71%						
Price-to-Book Ratio P/B	$111,000,000	106.95%	178.81%	172.10%	98.18%	99.13%	193.24%	181.00%
	$127,650,000	116.01%						
	$146,797,500	125.47%						
	$94,350,000	96.71%						
Price-to-Tangible Book Ratio P/TB	$111,000,000	106.95%	189.10%	181.15%	101.93%	99.35%	204.41%	182.20%
	$127,650,000	116.01%						
	$146,797,500	125.47%						
	$94,350,000	11.57%						
Price-to-Assets Ratio P/A	$111,000,000	13.51%	23.14%	21.12%	22.77%	21.31%	28.07%	25.86%
	$127,650,000	15.42%						
	$146,797,500	17.58%						

Valuation Parameters

Twelve Months Ended Period Ended December 31, 2005	Y	$	5,960 (1)
Pre-Conversion Book Value As of December 31, 2005	B	$	63,521
Pre-Conversion Assets As of December 31, 2005	A	$	781,291
Return on Money	R		3.18% (2)
Conversion Expenses		$	1,865
	X		3.86% (3)
Proceeds Not Invested		$	6,527 (4)
Estimated ESOP Borrowings			$4,351
ESOP Purchases	E		8.00% (5)
Cost of ESOP Borrowings			$290 (5)
Cost of ESOP Borrowings	S		0.00% (5)
Amort of ESOP Borrowings	T		15 Years
Amort of MRP Amount	N		5 Years
Estimated MRP Amount		$	2,176 (6)
MRP Purchases	M		4.00%
MRP Expense		$	435
Foundation Amount		$	-
Foundation Amount	F		0.00%
Tax Rate	TAX		34.00%
Percentage Sold	PCT		43.57%
Tax Benefit	Z		$0
Earnings Multiple			12

(1) Net income for the twelve months ended March 31, 2006.
(2) Net Return assumes a reinvestment rate of 4.82 percent (the 1 year Treasury at March 31, 2006), and a tax rate of 34%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP
(5) Assumes ESOP is amortized straight line over 15 years at a cost of 0.00%.
(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $48,361,700

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $48,361,700

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $48,361,700

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $94,350,000 at 44%	**4,110,745**	**$10**	$41,107,450
Appraised Value - $111,000,000 at 44%	**4,836,170**	**$10**	$48,361,700
Appraised Value - $127,650,000 at 44%	**5,561,596**	**$10**	$55,615,960
Appraised Value - $146,797,500 at 44%	**6,395,835**	**$10**	$63,958,350

Pro Forma Effect of Conversion Proceeds
As of December 31, 2005

	Note	$ 94,350,000 Independent Valuation	$ 111,000,000 Independent Valuation	$ 127,650,000 Independent Valuation	$ 146,797,500 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		44%	44%	44%	44%
Minority Shares		4,110,745	4,836,170	5,561,596	6,395,835
Conversion Proceeds		9,435	11,100	12,765	14,680
Shares Offered		4,111	4,836	5,562	6,396
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$ 41,107	$ 48,362	$ 55,616	$ 63,958
Plus: Value issued to Foundation	(9)	1,350	1,350	1,350	1,350
Pro Forma Market Capitalization		42,457	49,712	56,966	65,308
Gross Proceeds		41,107	48,362	55,616	63,958
Less: Est. Conversion Expenses		1,799	1,865	1,931	2,007
Less: Capital to MHC		100	100	100	100
Less: Cash to Foundation		150	150	150	150
Net Proceeds		$ 39,058	$ 46,247	$ 53,435	$ 61,701
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 39,058	$ 46,247	$ 53,435	$ 61,701
Less: ESOP Adjustment	(3)	3,699	4,351	5,004	5,754
Less: MRP Adjustment	(3)	1,849	2,176	2,502	2,877
Net Proceeds Reinvested		$ 33,510	$ 39,720	$ 45,929	$ 53,070
Estimated Incremental Rate of Return		3.18%	3.18%	3.18%	3.18%
Estimated Incremental Return		$ 1,066	$ 1,264	$ 1,461	$ 1,688
Less: Interest Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	163	191	220	253
Less: Option Expense	(10)	389	457	526	605
Less: Amortization of MRP	(8)	244	287	330	380
Pro-forma Net Income		270	329	385	450
Earnings Before Conversion		5,960	5,960	5,960	5,960
Earnings Excluding Adjustment		6,230	6,289	6,345	6,410
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 6,230	$ 6,289	$ 6,345	$ 6,410

Pro Forma Effect of Conversion Proceeds
As of December 31, 2005

		$ 94,350,000 Independent Valuation	$ 111,000,000 Independent Valuation	$ 127,650,000 Independent Valuation	$ 146,797,500 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at March 31, 2006		$ 63,521	$ 63,521	$ 63,521	$ 63,521
Net Conversion Proceeds		39,058	46,247	53,435	61,701
Plus: Value issued to the Foundation		1,500	1,500	1,500	1,500
Less: After Tax cost of Foundation		(990)	(990)	(990)	(990)
Less: ESOP Adjustment	(1)	(3,699)	(4,351)	(5,004)	(5,754)
Less: MRP Adjustment	(2)	(1,849)	(2,176)	(2,502)	(2,877)
Pro-forma Net Worth		$ 97,541	$ 103,751	$ 109,960	$ 117,101
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$ 97,541	$ 103,751	$ 109,960	$ 117,101
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Net Worth		$ 97,541	$ 103,751	$ 109,960	$ 117,101
Pro-forma Assets					
Total Assets at March 31, 2006		$ 781,291	$ 781,291	$ 781,291	$ 781,291
Net Conversion Proceeds		39,058	46,247	53,435	61,701
Plus: Value issued to the Foundation		1,500	1,500	1,500	1,500
Less: After Tax cost of Foundation		(990)	(990)	(990)	(990)
Less: ESOP Adjustment	(1)	(3,699)	(4,351)	(5,004)	(5,754)
Less: MRP Adjustment	(2)	(1,849)	(2,176)	(2,502)	(2,877)
Pro-forma Assets Excluding Adjustment		815,311	821,521	827,730	834,871
Plus: Adjustment	(6)	-	-	-	-
Pro-forma Total Assets		$ 815,311	$ 821,521	$ 827,730	$ 834,871
Per Share Data					
Net Worth at March 31, 2006		$6.73	$5.72	$4.98	$4.33
Estimated Net Proceeds		$4.14	$4.17	$4.19	$4.20
Plus: Value issued to the Foundation		$0.16	$0.14	$0.12	$0.10
Less: After Tax cost of Foundation		($0.10)	($0.09)	($0.08)	($0.07)
Less: ESOP Stock		($0.39)	($0.39)	($0.39)	($0.39)
Less: MRP Stock		($0.20)	($0.20)	($0.20)	($0.20)
Pro-forma Net Worth Per Share		$10.34	$9.35	$8.62	$7.97
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$10.34	$9.35	$8.62	$7.97

Pro Forma Effect of Conversion Proceeds
As of December 31, 2005

		$ 94,350,000 Independent Valuation	$ 111,000,000 Independent Valuation	$ 127,650,000 Independent Valuation	$ 146,797,500 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.66	$0.56	$0.48	$0.42
Incremental return Per Share	(8)	$0.12	$0.12	$0.12	$0.12
ESOP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
Option Expense Per Share	(10)	($0.04)	($0.04)	($0.04)	($0.04)
MRP Adjustment Per Share	(8)	($0.03)	($0.03)	($0.03)	($0.03)
Normalizing Adjustment Per Share		$0.00	$0.00	$0.00	$0.00
Pro Forma Earnings Per Share	(8)	$0.69	$0.59	$0.51	$0.45
Shares Utilized for EPS	(8)	9,090	10,694	12,298	14,143
Shares Utilized for Stockholders Equit	(9)	9,435	11,100	12,765	14,680
Pro-forma Ratios					
Price/EPS without Adjustment		14.49	16.95	19.61	22.22
Price/EPS with Adjustment		14.49	16.95	19.61	22.22
Price/Book Value per Share		96.71%	106.95%	116.01%	125.47%
Price/Tangible Book Value		96.71%	106.95%	116.01%	125.47%
Market Value/Assets		11.57%	13.51%	15.42%	17.58%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 15 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 15 and 5 years respectively, and tax impacted at 34%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

(10) Assumed option expense in accordance with SFAS No. 123.

Shares Offered	4,111	4,836	5,562	6,396
Price Per Share	10	10	10	10
Gross Proceeds	41,107	48,362	55,616	63,958
Estimated Insider Purchases	**0**	**0**	**0**	**0**
ESOP Purchases	-3,699	-4,351	-5,004	-5,754
Proceeds to Base Fee On	37,408	44,011	50,612	58,204
Underwriters Percentage	**1.00%**	**1.00%**	**1.00%**	**1.00%**
Underwriters Fee	374	440	506	582
Advisory Fee	**1,425**	**1,425**	**1,425**	**1,425**
Total Underwriters Fee	1,799	1,865	1,931	2,007
All Other Expenses	**0**	**0**	**0**	**0**
Total Expense	1,799	1,865	1,931	2,007
Full Shares	9,435	11,100	12,765	14,680
Shares Outstanding	4,111	4,836	5,562	6,396
Less: ESOP Adjustment	370	435	500	575
Plus: SOP 93-6 ESOP Shares	25	29	33	38
Shares for all EPS Calculations	9,090	10,694	12,298	14,143

Post Foundation

	Appraised Value			
	$94,350,000	$111,000,000	$127,650,000	$146,797,500
Conclusion	44%	44%	44%	44%
Shares Issued and Exchanged	94,350	111,000	127,650	146,798
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	135	135	135	135
Total Shares	94,485	111,135	127,785	146,933
Exchange Shares	-	-	-	-
Conversion Shares	94,350	111,000	127,650	146,798
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$943,500	$1,110,000	$1,276,500	$1,467,975
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		9,435,000	11,100,000	12,765,000	14,679,750
Less: New ESOP Adjustment		369,852	435,120	500,388	575,446
Plus: New MRP issued	(1)	184,926	217,560	250,194	287,723
Plus: New SOP 93-6 ESOP Shares	(2)	24,657	29,008	33,359	38,363
Shares for all EPS Calculations		9,274,731	10,911,448	12,548,165	14,430,390
EPS		$ 0.68	$ 0.58	$ 0.51	$ 0.45
BV/Share		$10.14	$9.17	$8.45	$7.82
BV Dilution		1.94%	1.95%	1.99%	1.84%
Voting Dilution		1.96%	1.96%	1.96%	1.96%

Actual number of shares for EPS calculations	9,089,805	10,693,888	12,297,971	14,142,667
Actual number of shares for Foundation	0	0	0	0

Option Dilution					
Shares Outstanding		9,435,000	11,100,000	12,765,000	14,679,750
Less: New ESOP Adjustment		328,860	386,894	444,928	511,667
Plus: Options	(1)	462,315	543,900	625,485	719,307
Plus: New SOP 93-6 ESOP Shares	(2)	21,924	25,793	29,662	34,111
Shares for all EPS Calculations		9,590,379	11,282,799	12,975,219	14,921,501
EPS		$ 0.65	$ 0.56	$ 0.49	$ 0.43
BV/Share		$10.32	$9.38	$8.68	$8.07
Voting Dilution		5.09%	5.09%	5.09%	5.09%

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hatboro, Commonwealth of Pennsylvania on August 2, 2006.

FOX CHASE BANCORP, INC.
(in organization)



By: ______________________
Thomas M. Petro
President and Chief Executive Officer

00274879.WPD